UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 9, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 9, 2023 announcing Turkcell’s Fourth Quarter 2022 results and Q4 2022 TFRS Report.

TURKCELL ILETISIM HIZMETLERI

FOURTH QUARTER AND FULL YEAR 2022 RESULTS

Contents

HIGHLIGHTS
QUARTER HIGHLIGHTS	5
COMMENTS BY CEO, MURAT ERKAN	7

FINANCIAL AND OPERATIONAL REVIEW
FINANCIAL REVIEW OF TURKCELL GROUP	10
OPERATIONAL REVIEW OF TURKCELL TURKEY	14

TURKCELL INTERNATIONAL
lifecell	16
BeST	17
Kuzey Kıbrıs Turkcell	17

TECHFIN
Paycell	18
Financell	18

TURKCELL GROUP SUBSCRIBERS	19

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	19

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	20

Appendix A – Tables	22

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company”, or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”), unless otherwise stated.

•	We have four reporting segments:

o	"Turkcell Turkey" which comprises our telecom, digital services and digital business services related businesses in Turkey (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Turkey only figures, unless otherwise stated. The terms "we", "us", and "our" in this press release refer only to Turkcell Turkey, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International” which comprises all of our telecom and digital services related businesses outside of Turkey.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management and consumer electronics sales through digital channels and intersegment eliminations.

•	In this press release, a year-on-year comparison of our key indicators is provided and figures in parentheses following the operational and financial results for December 31, 2022 refer to the same item as at December 31, 2021. For further details, please refer to our consolidated financial statements and notes as at and for December 31, 2022, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the fourth quarter and for the full year of 2021 and 2022 is based on Turkish Accounting Standards (TAS) / Turkish Financial Reporting Standards (TFRS) figures in TRY terms unless otherwise stated.
•	In the tables used in this press release totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year and quarter-on-quarter percentage comparisons appearing in this press release reflect mathematical calculation.

2

Our Initial Assessment of the Earthquakes’ Impact

On February 6th, 2023, two high-magnitude earthquakes, epicentered in Kahramanmaraş yet impacting 11 cities across Southeastern Türkiye, have dramatically affected the lives of 14 million people. As Turkcell, we took immediate action after the quakes as quickly and efficiently as possible to ensure the safety of our colleagues and to provide communication to our 6.5 million subscribers in the region. On the very first day, almost half of our 3,300 base stations in the region was out of service mainly due to power outage and destruction. We rapidly deployed more than 1,200 network personnel to the region to make the necessary repairs. We swiftly reactivated 99% of our sites by deploying around 250 mobile base stations and 1,400 electric generators to compensate for one tower and around 150 base stations that were destroyed. We began to provide Wi-Fi services via mobile base stations in tent and container areas. While providing free communication packages to subscribers, healthcare personnel and emergency teams in the region, we have also provided 1-month of free communication to subscribers in the state of emergency region. Currently, 68% of our exclusive stores in the region are fully operational and all our services continue to run uninterruptedly through our digital channels and containers we have deployed in the area.

We are deeply saddened by the lives lost, which include 21 of our colleagues. We will continue providing aid and support for the families of our colleagues who lost their lives, and for our citizens affected by the earthquake, as we have done since the first day of the disaster.

We have prepared our 2023 guidance1 considering all of the above developments, and based upon the initial impact assessment of the earthquake on our business. Accordingly, we target revenue growth of between 55-57%, an EBITDA of around TRY34 billion and an operational capex over sales ratio2 of around 22%.

We estimate a negative revenue impact of around TRY1.5 billion. This arises from the steps we have taken to alleviate pressure on our affected subscribers, such as free communication packages, the cancellation of line opening-closing fees, the suspension fees, and from shrinking customer demand in the longer term triggered by the earthquakes’ impact on people’s purchasing power. In addition, we expect an impact of around TRY400 million on operational expenses due to personnel, infrastructure, and network expenses that we have incurred to date, and will continue to incur in the region. We expect a replacement CAPEX of circa TRY900 million for mobile and fixed network investments, particularly in the regions that have suffered extensive destruction. These assessments include the effect of the earthquakes based on our initial impact analysis; and all these estimations are already considered in the 2023 guidance. However, potential measures that may arise subsequent to this announcement and other developments over time may further affect our guidance. We will continue to provide information as such developments occur over the coming periods.

(1) Please note that this section contains forward-looking statements based on our initial impact assessment of the earthquake. Factors such as changes in the state of emergency measures and potential aftershocks, as well as the risk factors disclosed in our Annual Report on Form 20-F for 2021 filed with U.S. Securities and Exchange Commission, could cause actual impacts to differ materially from our expectations.

(1) 2023 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(2) Excluding license fee

3

NOTICE

We are publishing financial statements as of December 31, 2022 prepared in accordance with Turkish Accounting Standards/Turkish Financial Reporting Standards (“TAS”/“TFRS”) only. These standards are issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”) and are in full compliance with IAS/IFRS Standards. In an announcement published by the POA on January 20, 2022, it is stated that TAS 29 “Financial Reporting in Hyperinflationary Economies” does not apply to TFRS financial statements as of December 31, 2021. Since then and as of the preparation date of our latest consolidated financial statements, no new statement has been made by the POA about TAS 29 application. Consequently, no TAS 29 adjustment was made to our consolidated financial statements.

Financial statements prepared in accordance with IFRS should apply IAS 29 “Financial Reporting in Hyperinflationary Economies” as of December 31, 2022. In this context, financial statements prepared in accordance with IFRS and TFRS would have significant differences and would not be comparable as of December 31, 2022. We intend to publish IFRS financial statements, compliant with IAS 29 to the extent that it remains applicable, with our Annual Report on Form 20-F that will be filed to the U.S. Securities and Exchange Commission.

Although we have not prepared a detailed comparison of differences between IFRS (unadjusted according to IAS 29) and TFRS, we have noted in our past financial statements that the most significant differences have appeared in the lines Other Operating Income/Expense, Finance Income/Expense, and Investment Activity Income/Expense. In the past, revenue, net income and EBITDA have generally not differed. While no assurance can be given that this will be the case for Q4 2022, we are not at present aware of changes that would cause other significant differences, other than those resulting from the application of IAS 29.

4

FINANCIAL HIGHLIGHTS

TRY million	Q421	Q422	y/y%	FY21	FY22	y/y%
Revenue	10,192	16,044	57.4%	35,921	53,878	50.0%
EBITDA[1]	4,212	6,671	58.4%	15,014	21,994	46.5%
EBITDA Margin (%)	41.3%	41.6%	0.3pp	41.8%	40.8%	(1.0pp)
EBIT[2]	2,136	4,156	94.6%	7,722	12,516	62.1%
EBIT Margin (%)	21.0%	25.9%	4.9pp	21.5%	23.2%	1.7pp
Net Income	1,385	5,996	333.1%	5,031	11,053	119.7%
Net Income Exc. Fixed Asset Revaluation Net Impact[3]	354	1,903	437.4%	3,509	6,445	83.7%

FULL YEAR HIGHLIGHTS

•	Solid financial performance:

o	Group revenues up 50.0% supported mainly by accelerated ARPU growth, and strong subscriber net add performance as well as the contribution of the digital business services and techfin business

o	EBITDA up 46.5% leading to an EBITDA margin of 40.8%; EBIT up 62.1% resulting in an EBIT margin of 23.2%

o	Net income up 119.7% to TRY11.1 billion including a major one-off (net TRY4.6 billion deferred tax income impact) resulting from fixed asset revaluation; without the one-off net income rose 83.7% to TRY6.4 billion

o	Free cash flow[4] generation of TRY1.7 billion; net leverage[5] level at 0.9x; net short FX position of US$25 million

•	Robust operational momentum continued:

o	Turkcell Turkey subscriber base up by 2.3 million net additions; 1.9 million mobile postpaid net additions the highest performance since 2009

o	220 thousand fixed subscriber net additions; 234 thousand fiber net additions, best net add performance ever

o	887 thousand new fiber homepasses

o	Mobile ARPU[6] growth of 40.3%; residential fiber ARPU growth of 26.5%

•	2023 guidance[7]; revenue growth target of between 55-57%, EBITDA target of around TRY34 billion, and operational capex over sales ratio[8] target of around 22% -

FOURTH QUARTER HIGHLIGHTS

•	Strong financial results:

o	Group revenues up 57.4% on the back of the strong ARPU performance of Turkcell Turkey and contribution from digital business services and techfin business

o	EBITDA up 58.4% leading to an EBITDA margin of 41.6%; EBIT up 94.6% resulting in an EBIT margin of 25.9%

o	Net income up 333.1% to TRY6.0 billion (including TRY4.1 billion net impact of tax income resulting from fixed asset revaluation)

•	Robust operational performance maintained:

o	Quarterly mobile postpaid subscriber net additions of 599 thousand; postpaid subscriber share at 68.1% of mobile subscriber base

o	Quarterly fixed subscriber net additions of 69 thousand

5

o	Year-on-year mobile ARPU[5] increased 55.6% mainly driven by price adjustments, upsell to higher tariffs, and higher postpaid share

o	Residential fiber ARPU growth of 33.3% year-on-year mainly by price adjustments and upsell efforts, as well as increased IPTV penetration

o	Average monthly data usage of 4.5G subscribers at 16.9 GB in Q422; smartphone penetration at 87%

o	Digital channels’ share[9] in sales at 24.9%

(1) EBITDA is a non-GAAP financial measure. See page 20 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Excludes the impact of fixed assets revaluation. Please refer to table on page 22 for details.

(4) Free cash flow calculation includes EBITDA and the following items as per Turkish Financial Reporting Standartds (TFRS) cash flow statement; acquisition of property, plant and equipment, acquisition of intangible assets, change in operating assets/liabilities, payment of lease liabilities and income tax paid.

(5) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(6) Excluding M2M

(7) Please note that this section contains forward-looking statements based on our initial impact assessment of the earthquake. Factors such as changes in the state of emergency measures and potential aftershocks, as well as the risk factors disclosed in our Annual Report on Form 20-F for 2021 filed with U.S. Securities and Exchange Commission, could cause actual impacts to differ materially from our expectations.

(7) 2023 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

(8) Excluding license fee

(9) Share of all sales from digital channels (including voice, data, services & smart devices) in Turkcell Turkey consumer sales (excluding fixed business) and equipment related revenues in other segment.

For further details, please refer to our consolidated financial statements and notes as at December 31, 2022 via our website in the investor relations section (www.turkcell.com.tr).

6

COMMENTS BY CEO, MURAT ERKAN

The disaster of the century…

Two devastating earthquakes, epicentered in Kahramanmaraş, with magnitudes of 7.7 and 7.6 have marked themselves as the greatest disaster of Türkiye’s modern history. The earthquakes that struck Türkiye and Syria have claimed thousands of lives and placed our country into deep mourning. We wish Allah’s mercy upon the victims, among whom were 21 of our colleagues. We offer our sincere and heartfelt condolences to those who lost their families and loved ones. From the first moment of the earthquake, Turkcell made an initial assessment to swiftly take all necessary actions. On the first day of the earthquake, we lost approximately half of the 3,300 sites in the region. We deployed mobile base stations, generators and batteries to the region and within four days increased our active site rate to over 90%. We provided free voice, SMS, and internet packages to close to 6.5 million subscribers in the earthquake region. Additionally, we provided a “Kahraman Paketi (Hero Package)” to meet the needs of emergency team and health care professionals. We sustained free Wi-Fi and charging stations in the region and supported victims with a donation commitment of TRY3.5 billion to the “Türkiye Tek Yürek (Türkiye One Heart)” quake relief campaign. Being Türkiye’s Turkcell, we will remain by our people as always.

In 2022, as inflationary pressures topped the agenda, the tightening policies of Central Banks against inflation and concerns over recession were in focus. Energy and commodity prices rose massively in the wake of the Russia-Ukraine war. As we saw an easing of the pandemic’s impact on Türkiye, the agenda turned to deterioration in pricing behaviour and the expectation of high inflation propping up consumer spending. Strong tourism inflows that returned to pre-pandemic levels supported the current account balance, as well as the telecommunication sector.

Best mobile postpaid subscriber net addition of the past 13 years

In 2022 we outperformed our expectations. At the start of the year we targeted adding 1 million net subscribers and ended up exceeding 2.3 million net subscriber additions thanks to our value propositions that meet our customers’ needs, increased tourism activity and strong demand from the corporate segment. By keeping our focus of enlarging our mobile postpaid base which provides a higher revenue contribution, we added 1.9 million subscribers, the record of the past 13 years. Accordingly, the postpaid share in the mobile base increased to 68.1%.

The mobile churn rate slightly increased to 2.7%, as we deactivated a higher number of inactive subscribers in the fourth quarter, since Türkiye had a greater tourist and visitor inflow in 2022 compared to the previous year. The Mobile Number Portability (MNP) market, which was rationalized as our sequential price increases were followed by competitors throughout the year, was triggered by aggressive price offerings in the market during the last quarter of the year.

With an awareness of Türkiye lagging behind OECD countries in terms of speed and capacity of fixed broadband services, we continued to invest to our fiber infrastructure to provide fiber services that our customers demand. In 2022, we reached 887 thousand homes with our end-to-end fiber, and total fiber homepasses reached 5.4 million. For the year we had a record net fiber add of 234 thousand subscribers. Thanks to the increased penetration of our complementary, content-rich TV+ service, and our superior customer experience, the fiber churn rate decreased to an all-time low of 1.1%. Moreover, we sustained our focus on high speed internet packages. On the fiber subscriber acquisition side, 37% of the subscribers preferred speeds of 100 Mbps and above.

In line with our inflationary pricing policy, we have made sequential price adjustments since December 2021, where inflation began to rise. We have emphasized that price adjustments would be reflected in ARPU growth with a lag, due to the contract-based nature of our business. Accelerating from the first quarter of the year, Mobile ARPU1 rose 55.6%, and Residential Fiber ARPU rose 33.3% year-over-year in the fourth quarter. For 2022, respective ARPU growth levels were 40.3% and 26.5%. Mobile ARPU growth was driven by sequential price adjustments, a higher postpaid subscriber base and upsell efforts, whereas Fiber ARPU growth was sustained by price adjustments, higher speed package preference of new subscribers in particular and increasing IPTV penetration.

7

Our consolidated revenue increased by 50.0% year-over-year in 2022 to TRY53.9 billion. Rising 46.5% we registered TRY22.0 billion EBITDA2. Thanks to our strong operational performance and the contribution of TRY4.6 billion net deferred tax income arising from fixed asset revaluation, net income realized at TRY11.1 billion.

The support of our strategic focus areas continues

In 2022, the standalone paid users3 of our digital services and solutions, which are developed by Turkcell Engineers, increased by 1.1 million year-on-year to 5.1 million, while standalone revenues rose 30.3%. Digital TV platform TV+ continues to differentiate itself from the peers. According to 3rd quarter ICTA data, the pay TV market reached 7.7 subscribers, where TV+, with its 15.9% market share, is the only provider to have steadily increased its market share since the second quarter of 2014. This performance is attributable to its extensive sales network, strong brand recognition and rich content. IPTV subscribers increased by 200 thousand year-on-year to 1.3 million while OTT TV users reached 1.0 million. With an effort to increase the international penetration of BiP, our instant messaging app, we entered the 120 million mobile user Pakistani market through a partnership agreement with “Jazz” in December. Currently, 37% of 17.9 million BiP users3 are from global markets.

The revenues of our digital business services, the greatest supporter of the digital transformation of its customers, rose 88.3% year-on-year, exceeding TRY4.3 billion. End-to-end tailored digital transformation projects, data center and cloud storage services were the main focus areas contributing to growth. While we have signed 2,800 system integrator and managed service projects to date, we have a contract value (backlog) from system integration projects of TRY2.8 billion to be realized beyond 2022, doubling the level of last year.

Serving with Paycell and Financell brands, our techfin segment sustained its strong contribution to topline growth this year. In 2022, Financell’s revenue rose 59.4% to TRY980 million, while its loan portfolio reached TRY3.4 billion up from last year’s TRY2.1 billion. With its wide-range product portfolio, Paycell serves 7.7 million users3, and its revenues rose 87.2% to TRY877 million. Mobile payment services “Pay Later”, driving 66% of the topline, was the main driver of the growth, while POS solutions, accelerating its reach from the last quarter of 2021, was also supportive. During the year, Paycell launched new services almost in every vertical of the Turkish techfin ecosystem. And as of December, its users are able to invest in shares listed on the NYSE and Nasdaq Stock Exchange via the Paycell application.

We entered 2023 with uncertainties

As we left 2022 behind, having experienced consecutive macroeconomic and political challenges, we are entering 2023 with hopes of healing our wounds caused by the greatest disaster of the past century. Yet 2023 comes with series of challenges: the global economies face recession concerns arising in the post pandemic period, political uncertainty caused by the ongoing war in the central-Europe, energy, commodity and labor cost pressure on producer costs, and domestically, a much busier political agenda. Therefore, we foresee that our guidance4 may change in the light of changing conditions. At this stage, we target revenue growth of 55-57% and EBITDA of around TRY34 billion. We expect an operational CAPEX over sales ratio of around 22%.

8

I would like to thank all of my colleagues those who have given their all in tackling the impact of the devastating earthquakes. As Türkiye’s Turkcell, we will continue working hard and heal our wounds together.

(1) Excluding M2M

(2) EBITDA is a non-GAAP financial measure. See page 20 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(3) 3-month active

(4) Please note that this section contains forward-looking statements based on our initial impact assessment of the earthquake. Factors such as changes in the state of emergency measures and potential aftershocks, as well as the risk factors disclosed in our Annual Report on Form 20-F for 2021 filed with U.S. Securities and Exchange Commission, could cause actual impacts to differ materially from our expectations.

(4) 2023 guidance figures are based on TFRS, and do not include the effects of a likely adoption of inflationary accounting in accordance with IAS 29.

9

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

Profit & Loss Statement (million TRY)		Quarter		Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Revenue	10,191.5	16,043.9	57.4%	35,920.5	53,878.5	50.0%
Cost of revenue[1]	(5,019.9)	(7,935.3)	58.1%	(17,938.1)	(27,310.6)	52.2%
Cost of revenue1/Revenue	(49.3%)	(49.5%)	(0.2pp)	(49.9%)	(50.7%)	(0.8pp)
Gross Margin[1]	50.7%	50.5%	(0.2pp)	50.1%	49.3%	(0.8pp)
Administrative expenses	(276.8)	(473.4)	71.0%	(919.0)	(1,519.0)	65.3%
Administrative expenses/Revenue	(2.7%)	(3.0%)	(0.3pp)	(2.6%)	(2.8%)	(0.2pp)
Selling and marketing expenses	(576.6)	(899.8)	56.1%	(1,778.5)	(2,700.1)	51.8%
Selling and marketing expenses/Revenue	(5.7%)	(5.6%)	0.1pp	(5.0%)	(5.0%)	-
Net impairment losses on financial and contract assets	(106.7)	(63.9)	(40.1%)	(271.2)	(354.9)	30.9%
EBITDA[2]	4,211.6	6,671.5	58.4%	15,013.8	21,993.8	46.5%
EBITDA Margin	41.3%	41.6%	0.3pp	41.8%	40.8%	(1.0pp)
Depreciation and amortization	(2,075.5)	(2,515.7)	21.2%	(7,291.9)	(9,478.0)	30.0%
EBIT[3]	2,136.1	4,155.8	94.6%	7,721.9	12,515.8	62.1%
EBIT Margin	21.0%	25.9%	4.9pp	21.5%	23.2%	1.7pp
Net finance income / (expense)	(6,645.2)	(3,424.2)	(48.5%)	(10,144.6)	(13,489.0)	33.0%
Finance income	2,569.6	(642.4)	(125.0%)	3,051.1	210.8	(93.1%)
Finance expense	(9,214.8)	(2,781.8)	(69.8%)	(13,195.7)	(13,699.8)	3.8%
Other income / (expense)	4,355.8	1,028.9	(76.4%)	6,409.6	6,800.9	6.1%
Investment activity income / (expense)	474.7	157.6	(66.8%)	464.1	1,779.9	283.5%
Non-controlling interests	(0.1)	0.9	n.m	(0.2)	1.0	n.m
Share of profit of equity accounted investees	63.6	(10.0)	(115.7%)	90.1	(71.4)	(179.3%)
Income tax expense	999.7	4,087.3	308.9%	490.2	3,516.1	617.3%
Net Income	1,384.6	5,996.3	333.1%	5,031.1	11,053.2	119.7%

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 20 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group grew by 57.4% year-on-year in Q422. Turkcell Turkey’s growing customer base was the main driver of this performance with strong ARPU growth as a result of price adjustments to reflect inflationary impacts, larger postpaid subscriber base, and upsell efforts. Solid demand for digital business services and techfin also contributed to revenue growth.

Turkcell Turkey revenues, comprising 78% of Group revenues, rose 61.9% year-on-year in Q422 to TRY12,449 million (TRY7,689 million).

-	Consumer segment revenues grew 65.2% year-on-year on the back of a larger subscriber base and price adjustments to reflect inflationary impacts.

-	Corporate segment revenues rose 75.8% year-on-year supported by the strong momentum of digital business services, which grew 86.7% year-on-year.

-	Standalone digital services revenues registered as part of consumer and corporate segments grew 51.0% year-on-year in Q422. The increased number of stand-alone paid users and price adjustments of services were the main drivers of this growth. Similar to the previous three quarters, in Q422 digital services revenues growth was negatively impacted by regulatory decision that amended the usage conditions of our voicemail service, the revenues of which are reported under digital services, as of December 1st, 2021. Excluding this impact, growth would have been 69%.

10

-	Wholesale revenues rose 35.9% year-on-year to TRY934 million (TRY687 million), mainly due to customers’ data capacity upgrades and the positive impact of currency movements.

Turkcell International revenues, comprising 11% of Group revenues, rose 40.9% year-on-year to TRY1,813 million (TRY1,286 million) mainly due to lifecell’s performance and positive currency effects.

Techfin segment revenues, comprising 4% of Group revenues, rose 76.8% year-on-year to TRY583 million (TRY330 million). This was driven by a 93.6% rise in Paycell revenues and 64.4% growth the finance company, Financell. Please refer to the Techfin section for details.

Other subsidiaries' revenues, at 7% of Group revenues, including mainly non-group call center and energy business revenues, digital channels, and consumer electronics sales revenues, increased 35.4% year-on-year to TRY1,199 million (TRY886 million).

For the full year, Turkcell Group revenues rose 50.0%.

Turkcell Turkey revenues grew 50.1% to TRY40,851 million (TRY27,224 million).

-	Consumer business rose 47.9% driven mainly by strong subscriber net additions both in mobile and fixed segments, price adjustments and upsell efforts.

-	Corporate revenues rose 58.3% mainly supported by digital business services revenue growth of 88.3%.

-	Standalone digital services revenues from consumer and corporate segments grew 30.3% driven mainly by expanding standalone paid user base.

-	Wholesale revenues grew 72.7% to TRY3,285 million (TRY1,903 million).

Turkcell International revenues rose 69.4% to TRY6,354 million (TRY3,750 million).

Techfin segment revenues rose 71.9% to TRY1,849 million (TRY1,076 million).

Other subsidiaries’ revenues were at TRY4,825 million (TRY3,871 million), indicating a 24.6% growth.

Cost of revenue (excluding depreciation and amortization) increased to 49.5% (49.3%) as a percentage of revenues in Q422. This was driven mainly by the increase in radio expenses (1.8pp) and other cost items (1.3pp), despite the decline in interconnection cost (1.6pp) and cost of goods sold (1.3pp) as a percentage of revenues.

For the full year, cost of revenue (excluding depreciation and amortization) rose to 50.7% (49.9%) as a percentage of revenues. This was due mainly to the rise in radio expenses (2.0pp) and other cost items (1.7pp), despite the decline in cost of goods sold (1.7pp) and interconnection expenses (1.2pp) as a percentage of revenues.

Administrative expenses increased to 3.0% (2.7%) as a percentage of revenues in Q422.

For the full year, administrative expenses were at 2.8% (2.6%) as a percentage of revenues.

Selling and marketing expenses decreased to 5.6% (5.7%) as a percentage of revenues in Q422. This was driven mainly by the decline in marketing expenses (0.2pp) despite the rise in selling expenses (0.1pp) as a percentage of revenues.

For the full year, selling and marketing expenses were at 5.0% (5.0%) as a percentage of revenues.

Net impairment losses on financial and contract assets was at 0.4% (1.0%) as a percentage of revenues in Q422.

For the full year, net impairment losses on financial and contract assets was at 0.7% (0.8%) as a percentage of revenues.

EBITDA1 rose by 58.4% year-on-year in Q422 leading to an EBITDA margin of 41.6% (41.3%).

(1)	EBITDA is a non-GAAP financial measure. See page 20 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income
11

-	Turkcell Turkey’s EBITDA rose 60.2% to TRY5,208 million (TRY3,252 million) leading to an EBITDA margin of 41.8% (42.3%).

-	Turkcell International EBITDA increased 46.9% to TRY923 million (TRY628 million) driving an EBITDA margin of 50.9% (48.8%) on 2.1pp improvement.

-	Techfin segment EBITDA rose 42.7% to TRY274 million (TRY192 million) with an EBITDA margin of 47.0% (58.2%).

-	The EBITDA of other subsidiaries increased 90.3% to TRY267 million (TRY140 million).

For the full year, EBITDA grew 46.5% resulting in an EBITDA margin of 40.8% (41.8%).

-	Turkcell Turkey’s EBITDA rose 41.3% to TRY17,197 million (TRY12,168 million) leading to an EBITDA margin of 42.1% (44.7%).

-	Turkcell International EBITDA increased 76.8% to TRY3,233 million (TRY1,828 million) driving an EBITDA margin of 50.9% (48.8%) on 2.1pp improvement.

-	Techfin segment EBITDA rose 41.1% to TRY902 million (TRY639 million) with an EBITDA margin of 48.8% (59.4%).

-	The EBITDA of other subsidiaries rose 74.9% to TRY662 million (TRY379 million).

Depreciation and amortization expenses increased 21.2% year-on-year in Q422. For the full year depreciation and amortization expenses increased 30.0%.

Net finance expense decreased to TRY3,424 million (TRY6,645 million) in Q422. This was mainly driven by lower FX losses.

For the full year, net finance expense increased to TRY13,489 million (TRY10,145 million) mainly due to lower fair value gain on derivate instruments compared to FY21.

See Appendix A for details of net foreign exchange gain and loss.

Net other operating income decreased to TRY1,029 million (TRY4,356 million) in Q422. For the full year, net other operating income increased to TRY6,801 million (TRY6,410 million) mainly due to interest income from time deposits.

See Appendix A for details of net foreign exchange gain and loss.

Net investment activity income was TRY158 million in Q422 compared to TRY475 million in Q421.

For the full year, net investment activity income increased to TRY1,780 million (TRY464 million). This was driven mainly by the fair value difference recognized on currency-protected time deposits.

Income tax expense: The deferred tax income of TRY3,895 million (TRY1,016 million) and positive impact of current tax expense of TRY193 million were reported, leading to an income tax gain of TRY4,087 million in Q422.

For the full year, deferred tax income of TRY4,047 million and current tax expense of TRY531 million were reported, leading to an income tax gain of TRY3,516 million.

Please note that in Q422, we made use of the right introduced by Law No. 7338, which allows the revaluation of properties and depreciable economic assets under certain conditions. This resulted in an impact on the deferred tax asset reported in Q422. For the full year, net impact was at TRY4.6 billion. Please refer to our consolidated financial statements and notes as at December 31, 2022 for details.

Net income of the Group increased by 333.1% to TRY5,996 million (TRY1,385 million) in Q422. This resulted mainly from strong operational performance and the positive impact of deferred tax income relating to the revaluation of assets as explained above.

12

For the full year, group net income rose 119.7% to TRY11,053 million (TRY5,031 million) on the back of strong operational performance and the deferred tax income impact despite lower finance income. Without the deferred tax income impact, group net income is TRY6,445 million.

Please note that in FY22 an impairment charge of TRY214 million has been recognized on the assets of Ukraine in territories under the control of Ukraine but not operating for more than 92 days and those in territories invaded by Russia.

Total cash & debt: Consolidated cash as of December 31, 2022 increased to TRY25,961 million from TRY24,344 million as of September 30, 2022. This was driven mainly by the positive impact of currency movements. Excluding FX swap transactions, 51% of our cash is in US$, 15% in EUR, and 32% in TRY.

Consolidated debt as of December 31, 2022 increased to TRY53,854 million from TRY51,922 million as of September 30, 2022 due mainly to the impact of currency movements. Please note that TRY3,055 million of our consolidated debt is comprised of lease obligations. Please note that 46% of our consolidated debt is in US$, 26%

in EUR, 3% in CNY, 5% in UAH, and 19% in TRY.

Net debt1 as of December 31, 2022 was at TRY20,838 million with a net debt to EBITDA ratio of 0.9 times. Excluding finance company consumer loans, our telco only net debt was at TRY17,473 million with a leverage of 0.8 times.

Turkcell Group had a short FX position of US$25 million as at the end of the year (Please note that this figure takes hedging portfolio and advance payments into account). The short FX position of US$25 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, amounted to TRY6,434 million in

Q422. For the full year, capital expenditures including non-operational items were at TRY16,361 million.

For Q422 and the full year, operational capital expenditures (excluding license fees) at the Group level were at 27.8% and 20.2% of total revenues, respectively.

Capital expenditures (million TRY)	Quarter		Year
	Q421	Q422	FY21	FY22
Operational Capex	2,686.3	4,454.3	7,629.8	10,859.4
License and Related Costs	-	317.5	-	317.5
Non-operational Capex (Including IFRS15 & IFRS16)	1,611.1	1,662.5	3,849.6	5,183.6
Total Capex	4,297.4	6,434.3	11,479.4	16,360.6

(1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

13

Summary of Operational Data	Quarter			Year
	Q421	Q422	y/y %	FY21	FY22	y/y %
Number of subscribers (million)	39.4	41.7	5.8%	39.4	41.7	5.8%
Mobile Postpaid (million)	23.7	25.6	8.0%	23.7	25.6	8.0%
Mobile M2M (million)	3.3	4.0	21.2%	3.3	4.0	21.2%
Mobile Prepaid (million)	12.0	12.0	-	12.0	12.0	-
Fiber (thousand)	1,887.8	2,121.8	12.4%	1,887.8	2,121.8	12.4%
ADSL (thousand)	754.9	751.4	(0.5%)	754.9	751.4	(0.5%)
Superbox (thousand)[1]	603.6	670.7	11.1%	603.6	670.7	11.1%
Cable (thousand)	54.6	43.9	(19.6%)	54.6	43.9	(19.6%)
IPTV (thousand)	1,082.2	1,281.7	18.4%	1,082.2	1,281.7	18.4%
Churn (%)[2]
Mobile Churn (%)	2.5%	2.7%	0.2pp	2.0%	2.0%	-
Fixed Churn (%)	1.6%	1.3%	(0.3pp)	1.5%	1.4%	(0.1pp)
ARPU (Average Monthly Revenue per User) (TRY)
Mobile ARPU, blended	54.6	83.8	53.5%	50.5	70.0	38.6%
Mobile ARPU, blended (excluding M2M)	59.5	92.6	55.6%	54.9	77.0	40.3%
Postpaid	68.2	101.6	49.0%	62.8	84.7	34.9%
Postpaid (excluding M2M)	78.3	118.7	51.6%	71.7	98.4	37.2%
Prepaid	28.6	47.9	67.5%	26.9	40.5	50.6%
Fixed Residential ARPU, blended	82.2	110.5	34.4%	77.9	98.7	26.7%
Residential Fiber ARPU	83.0	110.6	33.3%	78.4	99.2	26.5%
Average mobile data usage per user (GB/user)	13.3	15.7	18.0%	13.3	14.7	10.5%
Mobile MoU (Avg. Monthly Minutes of usage per subs) blended	548.7	533.6	(2.8%)	551.2	546.4	(0.9%)

(1) Superbox subscribers are included in mobile subscribers.

(2) Churn figures represent average monthly churn figures for the respective quarters.

Turkcell Turkey subscriber base grew by 2.3 million net additions in FY22 to 41.7 million, thanks to our customer-centric strategy and differentiated value proposition offered to customers. In addition, we achieved and doubled our 1 million net subscriber additions target for the year on the back of our diversified solutions that meet customer needs and our innovative campaigns that facilitate their lives.

On the mobile front, our subscriber base expanded to 37.5 million on 1.9 million net annual additions in FY22. This was driven by net additions from the postpaid subscriber base, which reached 68.1% (66.4%) of total mobile subscribers. We had 599 thousand quarterly postpaid net additions in Q422. In FY22, we had a net 10 thousand decline in our prepaid subscribers, due mainly to the disconnection of 430 thousand inactive prepaid subscribers during the quarter in line with our churn policy.

On the fixed front, our fiber subscriber base grew by 58 thousand net additions in Q422. In FY22, we had 234 thousand fiber net additions, making the best net add performance ever. This resulted mainly by focus on fiber network investments, and the strong demand for high-speed and quality broadband connections. In FY22, we had a net 14 thousand decline in our ADSL and cable subscribers. Total fixed subscribers reached 2.9 million on 69 thousand quarterly and 220 thousand annual net additions. Meanwhile, IPTV customers reached 1.3 million on 51 thousand quarterly and 200 thousand annual net additions.

The average monthly mobile churn rate was at 2.7% in Q422, and 2.0% in FY22. Meanwhile, the average monthly fixed churn rate was at 1.3% in Q422 and 1.4% in FY22 on the back of our superior customer experience resulting from the speed and quality we offer on our fiber infrastructure which plays an important role in maintaining a healthy churn level.

14

 Our mobile ARPU (excluding M2M) rose 55.6% year-on-year in Q422 driven mainly by price adjustments to reflect inflationary impacts and upsell to higher tariffs, as well as larger postpaid subscriber base. Mobile ARPU (excluding M2M) grew 40.3% for the full year mainly on the same drivers.

Our residential fiber ARPU growth was 33.3% year-on-year in Q422. This resulted mainly from price adjustments, upsell to higher tariffs, and higher IPTV penetration at 67.0% in Q422. For the full year, fiber residential ARPU rose 26.5%.

Average monthly mobile data usage per user rose 10.5% in FY22 to 14.7 GB with the increasing number and data consumption of 4.5G users. Accordingly, the average mobile data usage of 4.5G users reached 16.0 GB in FY22.

Total smartphone penetration on our network reached 87% in Q422. 93% of those smartphones were 4.5G compatible.

15

TURKCELL INTERNATIONAL

lifecell[1] Financial Data		Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Revenue (million UAH)	2,406.4	2,606.8	8.3%	8,482.7	9,411.7	11.0%
EBITDA (million UAH)	1,319.1	1,505.6	14.1%	4,751.2	5,446.5	14.6%
EBITDA margin (%)	54.8%	57.8%	3.0pp	56.0%	57.9%	1.9pp
Net income (million UAH)	237.9	408.8	71.8%	610.9	972.3	59.2%
Capex (million UAH)	1,319.3	997.4	(24.4%)	3,593.6	3,007.6	(16.3%)
Revenue (million TRY)	996.6	1,326.1	33.1%	2,805.7	4,773.6	70.1%
EBITDA (million TRY)	544.5	765.8	40.6%	1,566.4	2,763.4	76.4%
EBITDA margin (%)	54.6%	57.7%	3.1pp	55.8%	57.9%	2.1pp
Net income (million TRY)	98.1	207.8	111.8%	210.8	485.5	130.3%

(1) Since July 10, 2015, we hold a 100% stake in lifecell.

lifecell (Ukraine) had another positive revenue growth performance. Accordingly, lifecell revenues rose 8.3% year-on-year in Q422 in local currency terms on the back of ARPU growth supported by price adjustments and increased data usage. lifecell’s EBITDA grew 14.1% year-on-year leading to an EBITDA margin of 57.8%.

lifecell revenues in TRY terms grew 33.1% year-on-year in Q422 mainly due to price adjustments and the positive impact of currency movements. lifecell’s EBITDA in TRY terms grew by 40.6%, leading to an EBITDA margin of 57.7%.

For the full year, lifecell revenues in local currency terms increased 11.0%, while its EBITDA rose 14.6% resulting in an EBITDA margin of 57.9%. lifecell also continued to report positive net income in 2022. In TRY terms, lifecell registered revenue growth of 70.1% with an EBITDA margin of 57.9%.

lifecell Operational Data	Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Number of subscribers (million)[2]	10.1	10.2	1.0%	10.1	10.2	1.0%
Active (3 months)[3]	9.2	8.5	(7.6%)	9.2	8.5	(7.6%)
MOU (minutes) (12 months)	179.0	148.0	(17.3%)	180.9	156.9	(13.3%)
ARPU (Average Monthly Revenue per User), blended (UAH)	80.2	86.0	7.2%	73.7	77.1	4.6%
Active (3 months) (UAH)	88.5	104.5	18.1%	83.2	91.5	10.0%

(2) We may occasionally offer campaigns and tariff schemes that have an active subscriber life differing from the one that we normally use to deactivate subscribers and calculate churn.

(3) Active subscribers are those who in the past three months made a revenue generating activity.

The three-month active subscriber base of lifecell declined to 8.5 million in Q422, as people have fled the country because of the ongoing war. Meanwhile, lifecell’s 3-month active ARPU rose 18.1% year-on-year on the back of price adjustments and higher data usage. Meanwhile, lifecell continued its leadership of the Ukrainian market with 84.3% smartphone penetration as of the end of Q422.

lifecell remained focused on ensuring the safety of its employees and provide services to our Ukrainian customers. Meanwhile, our network is largely operational. On average, around 23% of nearly 9 thousand sites are temporarily down as of December 31, 2022 on a daily basis. The conditions of sites in occupied territories are unclear. At the end of December, around 92% of our stores are open nationwide on a daily average. In Q422 daily top-ups almost recovered to the pre-war period levels. Additionally, ICT systems, such as billing and CRM are fully operational. The country’s banking system continues to operate and daily operations, including payments and collections continue as normal. The cash position of lifecell is conducive to sustain its operations.

16

BeST[1]		Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Number of subscribers (million)	1.5	1.5	-	1.5	1.5	-
Active (3 months)	1.1	1.1	-	1.1	1.1	-
Revenue (million BYN)	35.6	38.8	9.0%	145.7	146.2	0.3%
EBITDA (million BYN)	10.1	12.4	22.8%	38.1	44.2	16.0%
EBITDA margin (%)	28.5%	32.0%	3.5pp	26.1%	30.2%	4.1pp
Net loss (million BYN)	(7.5)	(103.1)	1,274.7%	(31.6)	(124.8)	294.9%
Capex (million BYN)	16.7	25.3	51.5%	63.5	81.4	28.2%
Revenue (million TRY)	157.3	288.1	83.2%	507.8	936.0	84.3%
EBITDA (million TRY)	44.7	92.1	106.0%	133.9	284.5	112.5%
EBITDA margin (%)	28.4%	32.0%	3.6pp	26.4%	30.4%	4.0pp
Net loss (million TRY)	(32.9)	(745.4)	2,165.7%	(109.9)	(871.4)	692.9%

(1) BeST, in which we hold a 100% stake, has operated in Belarus since July 2008.

BeST revenues increased 9.0% year-on-year in local currency terms in Q422. This was mainly due to the data and outgoing voice revenues despite the decrease in handset sales revenues. BeST registered an EBITDA of BYN12.4 million in Q422, which led to an EBITDA margin of 32.0%. In Q422, financial obligation based on Investment Agreement signed between the Republic of Belarus, BeST and Turkcell has been booked in BeST standalone financial statements. This has no negative impact on consolidated financial statements since the previous obligation related to investment agreement booked on consolidated level has been reversed. BeST’s revenues in TRY terms increased 83.2% year-on-year in Q422 with an EBITDA margin of 32.0%.

For the full year, BeST’s revenue in local currency terms remained flat compared with the previous year. EBITDA rose 16.0%, resulting in a 30.2% EBITDA margin on 4.1pp improvement. BeST’s revenue in TRY terms rose 84.3% with an EBITDA margin of 30.4%.

In Q422, BeST continued to expand its 4G network in 6 regions, reaching 4.1 thousand sites, which grew by 186 additions during the quarter. Extended LTE coverage allows BeST to increase penetration of 4G subscribers. Accordingly, 4G users comprised 78% of the 3-month active subscriber base as of Q422. Meanwhile, the average monthly data consumption of 4G subscribers rose 14% year-on-year to 18.3 GB.

Moreover, asymmetric MTR (mobile termination rates) which came into effect as of December 31, 2022 was a positive step towards further strengthening a fair competitive market.

Kuzey Kıbrıs Turkcell[2] (million TRY)		Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Number of subscribers (million)	0.6	0.6	-	0.6	0.6	-
Revenue	90.1	147.8	64.0%	306.6	473.1	54.3%
EBITDA	35.3	65.2	84.7%	121.1	195.1	61.1%
EBITDA margin (%)	39.2%	44.1%	4.9pp	39.5%	41.2%	1.7pp
Net income	25.5	106.8	318.8%	68.3	175.6	157.1%
Capex	26.6	361.2	1,257.9%	74.2	458.9	518.5%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999

Kuzey Kıbrıs Turkcell revenues increased by 64.0% year-on-year in Q422 driven by higher voice and roaming revenues as well as fixed broadband and handset sales revenues. In Q422, the EBITDA of Kuzey Kıbrıs Turkcell grew 84.7% yielding a 44.1% EBITDA margin.

For the full year, Kuzey Kıbrıs Turkcell revenues increased 54.3% with the same drivers. The EBITDA grew 61.1% leading to an EBITDA margin of 41.2%. Meanwhile, Kıbrıs Telekom was entitled to receive the 4G license for 18 years and the 5G license for 20 years.

17

TECHFIN

Paycell Financial Data (million TRY)		Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Revenue	139.6	270.2	93.6%	468.4	876.9	87.2%
EBITDA	64.3	116.7	81.5%	222.4	387.8	74.4%
EBITDA Margin (%)	46.1%	43.2%	(2.9pp)	47.5%	44.2%	(3.3pp)
Net Income	48.7	83.3	71.0%	155.1	274.1	76.6%

Paycell’s revenue rose by 93.6% year-on-year in Q422. This robust performance resulted mainly from the continued demand for digital payments which we addressed with a diversified product portfolio that includes mobile payment services, particularly the Pay Later solution, as well as POS solutions and Paycell card. The demand for digital payment services remained solid with changing consumer behavior. Paycell’s EBITDA increased 81.5% year-on-year leading to an EBITDA margin of 43.2% in Q422.

The quarterly transaction volume (non-group) of Pay Later service exceed TRY1 billion, which was utilized by 3-month active Pay Later users of 5.0 million in Q422 as well as higher merchant penetration supported by the dual growth strategy of Paycell. Meanwhile, the Paycell Card transaction volume more than doubled year-on-year to TRY2.8 billion in Q422. In addition, the transaction volume of POS solutions reached TRY4.4 billion in Q422. Meanwhile, Paycell App added Stock Market (NYSE & Nasdaq) feature, launched with commission-free campaign. Paycell also continued to act as a market-place for gold, silver, and platinum trading in Q422. Overall, Paycell's total transaction volume across all services more than doubled to TRY11.8 billion year-on-year, driven mainly by 17% year-on-year rise in Paycell’s total 3-month active users to 7.7 million, and their increased usage.

For the full year, Paycell registered 87.2% revenue growth and the total transaction volume of TRY37.1 billion more than doubled year-on-year. Paycell’s EBITDA rose 74.4% year-on-year leading to an EBITDA margin of 44.2%. The decrease in the EBITDA margin was mainly due to the rise in personel expenses.

Financell Financial Data (million TRY)		Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Revenue	190.4	313.1	64.4%	614.9	980.1	59.4%
EBITDA	128.9	160.9	24.8%	420.4	523.0	24.4%
EBITDA Margin (%)	67.7%	51.4%	(16.3pp)	68.4%	53.4%	(15.0pp)
Net Income	109.5	101.7	(7.1%)	334.6	318.6	(4.8%)

Financell’s revenue increased 64.4% year-on-year in Q422. This growth was primarily due to the expansion of the loan portfolio and the higher average interest rate on the loan portfolio compared to the same period of last year. Meanwhile, Financell reported EBITDA growth of 24.8% year-on-year, resulting in an EBITDA margin of 51.4% in Q422. The decrease in EBITDA margin was due to higher funding costs compared to the Q421. Financell's net income declined 7.1% year-on-year.

Financell’s revenues rose by 59.4% for the full year and EBITDA increased 24.4% yielding an EBITDA margin of 53.4%. Higher funding cost compared to the previous year was the main reason for the year-on-year decline in EBITDA margin.

Financell’s loan portfolio increased to TRY3.4 billion at the end of Q422. Although the installment limitation on consumer loans for telecom devices continued to limit the growth of the loan portfolio, higher lending to corporate customers and greater mobility supported the loan portfolio. Accordingly, Financell has provided loans to over 22 thousand corporate customers. Financell’s cost of risk decreased from 1.3% in Q322 to 1.0% in Q422 thanks to customer portfolio improvement and successful collection performance.

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Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 54.0 million as of December 31, 2022. This figure is calculated by taking the number of subscribers of Turkcell Turkey, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable and IPTV subscribers of Turkcell Turkey, and the mobile subscribers of lifecell, BeST, and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q421	Q322	Q422	y/y%	q/q%
Turkcell Turkey subscribers (million)[1]	39.4	41.6	41.7	5.8%	0.2%
lifecell (Ukraine)	10.1	10.1	10.2	1.0%	1.0%
BeST (Belarus)	1.5	1.5	1.5	-	-
Kuzey Kıbrıs Turkcell	0.6	0.6	0.6	-	-
Turkcell Group Subscribers (million)	51.6	53.8	54.0	4.7%	0.4%

(1) Subscribers to more than one service are counted separately for each service.

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter					Year
	Q421	Q322	Q422	y/y%	q/q%	FY21	FY22	y/y%
GDP Growth (Turkey)	9.6%	4.0%	3.5%	(6.1pp)	(0.5pp)	11.4%	5.6%	(5.8pp)
Consumer Price Index (Turkey)(yoy)	36.1%	83.5%	64.3%	28.2pp	(19.2pp)	36.1%	64.3%	28.2pp
US$ / TRY rate
Closing Rate	13.3290	18.5038	18.6983	40.3%	1.1%	13.3290	18.6983	40.3%
Average Rate	11.0757	17.8817	18.6010	67.9%	4.0%	8.8797	16.4900	85.7%
EUR / TRY rate
Closing Rate	15.0867	17.9232	19.9349	32.1%	11.2%	15.0867	19.9349	32.1%
Average Rate	12.6591	18.0379	18.9748	49.9%	5.2%	10.4810	17.3108	65.2%
US$ / UAH rate
Closing Rate	27.2782	36.5686	36.5686	34.1%	-	27.2782	36.5686	34.1%
Average Rate	26.8092	35.3497	36.5686	36.4%	3.4%	27.3362	32.4854	18.8%
US$ / BYN rate
Closing Rate	2.5481	2.4803	2.7364	7.4%	10.3%	2.5481	2.7364	7.4%
Average Rate	2.5019	2.5585	2.5055	0.1%	(2.1%)	2.5448	2.6098	2.6%

19

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under TFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with TFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with TFRS.

Turkcell Group (million TRY)		Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Adjusted EBITDA	4,211.6	6,671.5	58.4%	15,013.8	21,993.8	46.5%
Depreciation and amortization	(2,075.5)	(2,515.7)	21.2%	(7,291.9)	(9,478.0)	30.0%
EBIT	2,136.1	4,155.8	94.6%	7,721.9	12,515.8	62.1%
Finance income	2,569.6	(642.4)	(125.0%)	3,051.1	210.8	(93.1%)
Finance expense	(9,214.8)	(2,781.8)	(69.8%)	(13,195.7)	(13,699.8)	3.8%
Other operating income / (expense)	4,355.8	1,028.9	(76.4%)	6,409.6	6,800.9	6.1%
Investment activity income / (expense)	474.7	157.6	(66.8%)	464.1	1,779.9	283.5%
Share of profit of equity accounted investees	63.6	(10.0)	(115.7%)	90.1	(71.4)	(179.3%)
Consolidated profit before income tax & minority interest	385.0	1,908.0	395.6%	4,541.1	7,536.1	66.0%
Income tax expense	999.7	4,087.3	308.9%	490.2	3,516.1	617.3%
Consolidated profit before minority interest	1,384.7	5,995.3	333.0%	5,031.3	11,052.2	119.7%

20

NOTICE: This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. This includes, in particular, our targets for revenue, EBITDA and capex for 2022. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding the launch of new businesses, our operations, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe", "continue" and “guidance”.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2021 filed with the U.S. Securities and Exchange Commission, and in particular the risk factor section therein. We undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Turkey, serving its customers with its unique portfolio of digital services along with voice, messaging, data and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Turkey, Ukraine, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY53.9 billion revenue in FY22 with total assets of TRY101.3 billion as of December 31, 2022. It has been listed on the NYSE and the BIST since July 2000, and is the only NYSE-listed company in Turkey. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

21

Appendix A – Tables

Table: Net foreign exchange gain and loss details

Million TRY		Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Net FX loss before hedging	(4,137.2)	(383.0)	(90.7%)	(5,538.5)	(3,834.0)	(30.8%)
Swap interest income/(expense)	(89.2)	29.0	n.m	(422.4)	(127.0)	(69.9%)
Fair value gain on derivative financial instruments	2,613.3	(945.3)	(136.2%)	3,312.8	(130.8)	(103.9%)
Net FX gain / (loss) after hedging	(1,613.1)	(1,299.3)	(19.5%)	(2,648.1)	(4,091.7)	54.5%

Table: Income tax expense details

Million TRY		Quarter			Year
	Q421	Q422	y/y%	FY21	FY22	y/y%
Current tax expense	(106.6)	192.8	n.m	(681.5)	(530.6)	(22.1%)
Deferred tax income / (expense)	1,106.3	3,894.6	252.0%	1,171.7	4,046.7	245.4%
Income Tax expense	999.7	4,087.4	308.9%	490.2	3,516.1	617.3%

Table: Fixed asset revaluation net impact

Million TRY	Q421	Million TRY	Q422
Tax effect of fixed asset revalution	1,137.3	Tax effect of fixed asset revalution	4,311.4
2% payment of fixed asset revalution	(106.7)	2% payment of fixed asset revalution	(217.6)
Total	1,030.6	Total	4,093.8

Million TRY	FY21	Million TRY	FY22
Tax effect of fixed asset revalution	1,680.7	Tax effect of fixed asset revalution	4,862.7
2% payment of fixed asset revalution	(158.2)	2% payment of fixed asset revalution	(254.0)
Total	1,522.5	Total	4,608.7

22

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

31 DECEMBER 2022

(Translated into English from the report

originally issued in Turkish)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2022

CONTENT		PAGE

CONSOLIDATED STATEMENT OF FINANCIAL POSITION		1-3

CONSOLIDATED STATEMENT OF PROFIT OR LOSS		4

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME		5

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		6

CONSOLIDATED STATEMENT OF CASH FLOWS		7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS		8-122

NOTE
1	ORGANIZATION AND OPERATIONS OF THE COMPANY	8
2	BASIS OF PRESANTATION OF FINANCIAL STATEMENTS	16
3	BUSINESS COMBINATIONS	51
4	SEGMENTAL REPORTING	52
5	CASH AND CASH EQUIVALENTS	56
6	TRADE RECEIVABLES AND PAYABLES	56
7	RECEIVABLES FROM FINANCE SECTOR OPERATIONS	58
8	OTHER RECEIVABLES AND PAYABLES	59
9	ASSETS ARISING FROM CUSTOMER CONTRACTS	60
10	INVENTORIES	60
11	PREPAID EXPENSES AND DEFERRED REVENUE	60
12	INVESTMENTS VALUED BY EQUITY METHOD	61
13	INVESTMENT PROPERTIES	61
14	PROPERTY, PLANT AND EQUIPMENT	64
15	INTANGIBLE ASSETS	66
16	RIGHT-OF-USE ASSETS	69
17	GOODWILL	70
18	IMPAIRMENT OF ASSETS	70
19	BORROWING COSTS	70
20	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES	71
21	COMMITMENTS	78
22	EMPLOYEE BENEFITS	79
23	LIABILITIES ARISING FROM CUSTOMER CONTRACTS	81
24	EXPENSES BY NATURE	81
25	OTHER ASSETS AND LIABILITIES	82
26	PAID-IN CAPITAL, LEGAL RESERVES VE OTHER EQUITY ITEMS	83
27	REVENUE AND COST OF REVENUE	85
28	GENERAL ADMINISTRATIVE EXPENSES, MARKETING EXPENSES	87
29	OTHER OPERATING INCOME / EXPENSES	88
30	INVESTMENT INCOME	89
31	FINANCIAL INCOME AND EXPENSES	89
32	INCOME TAXES	90
33	EARNINGS PER SHARE	95
34	FINANCIAL INVESTMENTS	95
35	DERIVATIVE INSTRUMENTS	98
36	BORROWINGS	106
37	RELATED PARTY DISCLOSURES	109
38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS	113
39	SUPPLEMANTARY CASH FLOW INFORMATION	121
40	FEES FOR SERVICES RECEIVED FROM INDEPENDENT AUDIT FIRM	122
41	OTHER MATTERS MATERIALITY AFFECTING THE CONSOLIDATED FINANCIAL STATEMENTS	122
42	SUBSEQUENT EVENTS	122

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Audited
ASSETS	Notes	31 December 2022	31 December 2021
Current Assets
Cash and cash equivalents	5	25,960,674	18,628,665
Balances with the Central Bank of the Republic Turkey		162,593	-
Financial investments		4,783,562	55,330
-Time deposits		748,665	4,164
-Fair value through profit or loss financial assets	34	4,034,897	-
-Fair value through other comprehensive income financial assets	34	-	51,166
Trade receivables		6,741,511	4,332,024
-Trade receivables from related parties		76,449	175,170
-Trade receivables from non-related parties	6	6,665,062	4,156,854
Receivables from finance sector operations		3,276,788	2,014,626
-Non-related party receivables from finance sector operations	7	3,276,788	2,014,626
Other receivables		145,589	331,333
-Other receivables from non-related parties	8	145,589	331,333
Assets arising from customer contracts		1,888,942	1,180,236
-Assets arising from goods and service sales contracts	9	1,888,942	1,180,236
Derivative instruments	35	2,032,416	2,131,070
Inventories	10	277,670	260,535
Prepaid expenses		478,781	271,595
-Prepaid expenses to related parties		10,475	6,965
-Prepaid expenses to non-related parties	11	468,306	264,630
Assets related to current tax		446,892	196,019
Other current assets		611,232	110,173
-Other current assets from non-related parties	25	611,232	110,173
TOTAL CURRENT ASSETS		46,806,650	29,511,606

Non-Current Assets
Financial investments		2,109,457	1,376,645
-Fair value through profit or loss financial assets	34	258,627	-
-Fair value through other comprehensive income financial assets	34	1,850,830	1,376,645
Investments valued by equity method	12	1,122,943	678,584
Trade receivables		298,759	256,442
-Trade receivables from non-related parties	6	298,759	256,442
Receivables from finance sector operations		285,138	137,559
-Non-related party receivables from finance sector operations	7	285,138	137,559
Other receivables		375,694	162,980
-Other receivables from non-related parties	8	375,694	162,980
Assets arising from customer contracts		67,054	67,505
-Assets arising from goods and service sales contracts	9	67,054	67,505
Investment properties	13	11,599	16,588
Property, plant and equipment	14	21,904,044	18,002,779
-Plant, machinery and devices		18,289,041	15,510,759
-Other tangible assets		3,615,003	2,492,020
Intangible assets	15	17,742,007	14,661,779
-Licenses		4,624,517	5,289,996
-Computer softwares		8,038,431	5,429,486
-Other intangible assets		5,030,638	3,893,876
-Goodwill	17	48,421	48,421
Right-of-use assets	16	3,062,298	2,983,648
Prepaid expenses		2,423,822	1,009,586
-Prepaid expenses to related parties		178	347
-Prepaid expenses to non-related parties	11	2,423,644	1,009,239
Deferred tax assets	32	4,991,224	1,799,612
Other non-current assets		64,116	17,330
TOTAL NON-CURRENT ASSETS		54,458,155	41,171,037
TOTAL ASSETS		101,264,805	70,682,643

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

1

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Audited
LIABILITIES	Notes	31 December 2022	31 December 2021
Short-term Liabilities
Short-term borrowings	36	10,758,843	4,762,578
Short-term borrowings from related parties	37	3,190,039	907,138
-Bank loans		2,791,256	762,613
-Lease obligations		41,286	42,587
-Issued debt instruments		357,497	101,938
Short-term borrowings from non-related parties		7,568,804	3,855,440
-Bank loans		5,969,598	3,004,972
-Lease obligations		831,991	850,468
-Issued debt instruments		767,215	-
Short-term portion of long-term borrowings from non-related parties	36	5,962,404	4,085,835
-Bank loans		4,955,284	3,340,237
-Issued debt instruments		1,007,120	745,598
Trade payables		7,821,670	5,037,635
-Trade payables to related parties		240,385	61,110
-Trade payables to non-related parties	6	7,581,285	4,976,525
Payables related to employee benefits	22	354,375	140,630
Other payables		2,392,209	1,606,940
-Other payables to related parties		925	4,046
-Other payables to non-related parties	8	2,391,284	1,602,894
Liabilities arising from customer contracts		706,046	459,289
-Liabilities arising from goods and service sales contracts	23	706,046	459,289
Derivative instruments	35	150,923	71,325
Deferred revenue		113,402	111,136
-Deferred revenue from related parties		13,628	18,102
-Deferred revenue from non-related parties	11	99,774	93,034
Current tax liability	32	243,485	241,686
Short-term provisions		753,933	573,662
-Short-term provisions related to employee benefits	20	722,063	506,641
-Other short-term provisions	20	31,870	67,021
Other short-term liabilities		1,474	630
TOTAL SHORT-TERM LIABILITIES		29,258,764	17,091,346
Long-term Liabilities
Long-term borrowings	36	37,133,103	27,929,720
Long-term borrowings from related parties	37	84,095	54,749
-Bank loans		-	-
-Lease obligations		84,095	54,749
-Issued debt instruments		-	-
Long-term borrowings from non-related parties		37,049,008	27,874,971
-Bank loans		17,945,061	13,356,013
-Lease obligations		2,097,859	1,958,061
-Issued debt instruments		17,006,088	12,560,897
Trade payables		35,258	-
-Trade payables to related parties		938	-
-Trade payables to non-related parties		34,320	-
Liabilities arising from customer contracts		261,328	170,445
-Liabilities arising from goods and service sales contracts	23	261,328	170,445
Deferred revenue		6,095	5,838
-Deferred revenue from related parties		-	1,139
-Deferred revenue from non-related parties		6,095	4,699
Long-term provisions		2,758,758	1,230,410
-Long-term provisions related to employee benefits	22	1,790,031	614,613
-Other long-term provisions	20	968,727	615,797
Deferred tax liabilities	32	249,835	928,554
Other long-term liabilities	25	666,613	764,058
TOTAL LONG-TERM LIABILITIES		41,110,990	31,029,025
TOTAL LIABILITIES		70,369,754	48,120,371

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

2

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Audited
EQUITY	Notes	31 December 2022	31 December 2021
Equity attributable to owners of the parent	26	30,891,061	22,562,025
Paid in capital	26	2,200,000	2,200,000
Treasury shares (-)	26	(118,399)	(128,057)
Share premiums		269	269
Additional capital contributions of shareholders		-	35,026
Accumulated other comprehensive loss that will not be reclassified in profit or loss (-)		(985,578)	(225,892)
-Defined benefit plans remeasurement loss (-)		(985,578)	(225,892)
Accumulated other comprehensive loss that will be reclassified in profit or loss (-)		(1,882,081)	(1,165,727)
-Currency translation reserve		1,876,409	2,036,379
-Hedging reserve		(2,383,736)	(1,595,923)
-Gain (loss) from cash flow hedges		270,905	(9,746)
-Loss from net investment hedge on the company operating abroad (-)	35	(2,654,641)	(1,586,177)
-Changes in the time value of options		(1,292,251)	(1,555,773)
-Loss from fair value through other comprehensive income financial assets (-)		(82,503)	(50,410)
Legal reserves	26	3,948,937	3,612,388
Prior years’ profit	26	16,674,720	13,202,920
Net profit for the period		11,053,193	5,031,098
Non-controlling Interests		3,990	247
TOTAL EQUITY		30,895,051	22,562,272
TOTAL LIABILITIES		101,264,805	70,682,643

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

3

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE YEAR ENDED 31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Audited
	Notes	31 December 2022	31 December 2021

PROFIT OR LOSS SECTION
Revenue	27	52,169,979	34,906,646
Revenue from finance sector operations	27	1,708,508	1,013,896
TOTAL REVENUE		53,878,487	35,920,542

Cost of revenue (-)	27	(36,148,784)	(24,940,126)
Cost of revenue from finance sector operations (-)	27	(639,858)	(289,848)
TOTAL COST OF REVENUE		(36,788,642)	(25,229,974)

Gross profit from business operations		16,021,195	9,966,520
Gross profit from finance sector operations		1,068,650	724,048
GROSS PROFIT		17,089,845	10,690,568

General administrative expenses (-)	28	(1,519,021)	(919,023)
Marketing expenses (-)	28	(2,700,077)	(1,778,483)
Other operating income	29	7,561,993	7,077,695
Other operating expenses (-)	29	(761,126)	(668,076)
OPERATING PROFIT		19,671,614	14,402,681

Investment income	30	1,779,890	464,116
Impairment losses determined in accordance with TFRS 9 (-)		(354,918)	(271,162)
Share on (loss)/profit of investments valued
by equity method		(71,416)	90,090
PROFIT BEFORE FINANCIAL INCOME (EXPENSES)		21,025,170	14,685,725

Financial income	31	210,775	3,051,082
Financial expenses (-)	31	(13,699,811)	(13,195,713)
PROFIT FROM CONTINUING OPERATIONS BEFORE TAXATION		7,536,134	4,541,094

Tax income from continuing operations		3,516,100	490,184
Tax expense for the period (-)	32	(530,581)	(681,513)
Deferred tax income for the period	32	4,046,681	1,171,697

PROFIT FOR THE PERIOD FROM CONTINUING
OPERATIONS		11,052,234	5,031,278

Distribution of profit for the period
Non-controlling interests		(959)	180
Owners of the parent		11,053,193	5,031,098

Earnings per share (TL)	33	5.06	2.30
Earnings per share from continuing operations		5.06	2.30

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

4

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Audited
	Notes	31 December 2022	31 December 2021

PROFIT FOR THE PERIOD		11,052,234	5,031,278

Other comprehensive income/(loss)

Items that will not be reclassified to profit or loss		(759,582)	(131,312)
Defined benefit plans remeasurement loss (-)	22	(950,686)	(163,588)
Tax effect of defined benefit plans remeasurement loss	32	191,104	32,276

Items that will be reclassified to profit or loss		(716,354)	(556,702)
Currency translation differences related to translation of companies operating abroad		378,459	2,410,295
-Gain from currency translation differences related to translation of companies operating abroad		378,459	2,410,295
Loss from fair value through other comprehensive income financial assets (-)	34	(40,116)	(65,494)
Gain from cash flow hedges		439,706	1,909,730
Reclassification adjustments for cash flow hedge	35	(74,818)	(1,712,519)
Gain/(loss) from changes in the time value of options		316,048	(1,266,102)
Reclassification adjustments for changes in the time value of options		13,355	81,028
Loss from net investment hedge on the company operating abroad (-)	35	(1,335,580)	(1,558,374)
Taxes based on other comprehensive income that will be reclassified to profit or loss	32	(413,408)	(355,266)
-Tax effect of currency translation differences related to translation of companies operating abroad		(538,429)	(861,143)
-Tax effect of loss from fair value through other comprehensive income financial assets	34	8,023	13,099
-Tax effect of gain/(loss) from cash flow hedges		(84,237)	(55,912)
-Tax effect of gain/(loss) from changes in the time value of options		(65,881)	237,015
-Tax effect of loss from net investment hedge on the company operating abroad	35	267,116	311,675

OTHER COMPREHENSIVE LOSS (-)		(1,475,936)	(688,014)

TOTAL COMPREHENSIVE INCOME		9,576,298	4,343,264

Distribution of total comprehensive income for the period		9,576,298	4,343,264
Non-controlling interests		(959)	76
Owners of the parent		9,577,257	4,343,188

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

5

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

					Accumulated other comprehensive loss that will not be reclassified in profit or loss	Accumulated other comprehensive loss that will be reclassified in profit or loss							Retained Earnings
Audited	Paid in capital	Treasury shares (-)	Share premiums	Additional capital contributions of shareholders	Defined benefit plans remeasurement (loss)	Gains/(losses) from fair value through other comprehensive income financial assets	Loss from net investment hedge on the company operating abroad	Gains/ (losses) from cash flow hedges	Changes in the time value of options	Currency translation reserve	Legal reserves	Prior years’ profit	Net profit for the period	Equity attributable to owners of the parent	Non-controlling interests	Equity
Balance at 1 January 2021	2,200,000	(147,914)	269	35,026	(94,684)	1,985	(339,478)	(151,045)	(607,714)	487,227	3,009,025	12,154,984	4,237,086	20,784,767	171	20,784,938
Transfers	-	-	-	-	-	-	-	-	-	-	603,363	3,633,723	(4,237,086)	-	-	-
Total comprehensive income	-	-	-	-	(131,208)	(52,395)	(1,246,699)	141,299	(948,059)	1,549,152	-	-	5,031,098	4,343,188	76	4,343,264
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	-	5,031,098	5,031,098	180	5,031,278
Other comprehensive income/(loss)	-	-	-	-	(131,208)	(52,395)	(1,246,699)	141,299	(948,059)	1,549,152	-	-	-	(687,910)	(104)	(688,014)
Dividends (Note 26)	-	19,857	-	-	-	-	-	-	-	-	-	(2,585,787)	-	(2,565,930)	-	(2,565,930)
Balance at 31 December 2021	2,200,000	(128,057)	269	35,026	(225,892)	(50,410)	(1,586,177)	(9,746)	(1,555,773)	2,036,379	3,612,388	13,202,920	5,031,098	22,562,025	247	22,562,272

Balance at 1 January 2022	2,200,000	(128,057)	269	35,026	(225,892)	(50,410)	(1,586,177)	(9,746)	(1,555,773)	2,036,379	3,612,388	13,202,920	5,031,098	22,562,025	247	22,562,272
Transfers	-	-	-	-	-	-	-	-	-	-	336,549	4,694,549	(5,031,098)	-	-	-
Total comprehensive income	-	-	-	-	(759,582)	(32,093)	(1,068,464)	280,651	263,522	(159,970)	-	-	11,053,193	9,577,257	(959)	9,576,298
Net profit for the period	-	-	-	-	-	-	-	-	-	-	-	-	11,053,193	11,053,193	(959)	11,052,234
Other comprehensive income/(loss)	-	-	-	-	(759,582)	(32,093)	(1,068,464)	280,651	263,522	(159,970)	-	-	-	(1,475,936)	-	(1,475,936)
A change in the ownership interest of a subsidiary without a loss of control	-	-	-	(35,026)	-	-	-	-	-	-	-	35,026	-	-	-	-
Acquisition of subsidiary (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,949	4,949
Other changes	-	-	-	-	(104)	-	-	-	-	-	-	-	-	(104)	(247)	(351)
Dividends (Note 26)	-	9,658	-	-	-	-	-	-	-	-	-	(1,257,775)	-	(1,248,117)	-	(1,248,117)
Balance at 31 December 2022	2,200,000	(118,399)	269	-	(985,578)	(82,503)	(2,654,641)	270,905	(1,292,251)	1,876,409	3,948,937	16,674,720	11,053,193	30,891,061	3,990	30,895,051

The accompanying notes form an integral part of these consolidated financial statements.

Translated into English from the report originally issued in Turkish

6

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		Audited
	Notes	31 December 2022	31 December 2021

A. CASH FLOWS FROM OPERATING ACTIVITIES		25,151,859	21,171,108
Profit for the Period		11,052,234	5,031,278
Profit for the period from continuing operations		11,052,234	5,031,278
Adjustments Related to Reconciliation of Net Profit for the Period		19,031,897	19,446,607
Adjustments for depreciation and amortization	13-14-15-16	9,289,357	7,252,075
Adjustments for impairment	14-15	188,655	39,838
Adjustments for provisions		1,506,510	1,247,427
Adjustments for interest expenses		1,662,617	739,943
Other adjustments related to (profit)/loss reconciliation		83,866	(23,281)
Adjustments for fair value loss/(gain) from derivative instruments	35	418,528	(2,401,053)
Adjustments for tax income	32	(3,516,100)	(490,184)
Adjustments for (gain) arising from the disposal of fixed assets		(114,247)	(109,489)
Adjustments for fair value (gain) from financial assets		(863,852)	-
Adjustments for retained loss/(gain) of investments valued by equity method		71,416	(90,090)
Adjustments for unrealized foreign currency translation differences		10,305,147	13,281,421
Changes in Working Capital:		(3,193,029)	(1,944,725)
Adjustments for (increase) in trade receivables	6	(2,576,956)	(998,377)
Adjustments for (increase) in inventories	10	(17,135)	(56,820)
(Increase) in Central Bank of the Republic of Turkey account		(162,593)	-
(Increase) in receivables from finance sector operations	7	(1,439,282)	(200,765)
(Increase) in other assets related to operations	25	(564,104)	(32,024)
Adjustments for decrease in other receivables	8	10,700	16,703
Adjustments for (increase) in assets arising from customer contracts		(709,360)	(148,573)
Adjustments for (decrease) in trade payables	6	2,095,537	11,333
(Increase) in prepaid expenses	11	(268,247)	(71,359)
Adjustments for increase in liabilities arising from customer contracts		337,640	149,900
Deferred revenue increase/(decrease)	11	2,523	(22,127)
Adjustments for increase in other payables	8	999,014	438,011
(Decrease) in other liabilities related to operations	25	(900,766)	(1,030,627)
Cash Generated by Operating Activities		26,891,102	22,533,160
Interest paid		(3,087,234)	(1,822,815)
Tax paid		(779,655)	(763,103)
Interest received		2,127,646	1,223,866
B. CASH FLOWS FROM INVESTING ACTIVITIES		(19,647,765)	(10,361,547)
Cash outflows due to acquisition of property, plant and equipment	14	(7,216,300)	(5,568,300)
Cash outflows due to acquisition of intangible assets	15	(6,869,302)	(4,014,234)
Cash inflows from disposal of property, plant and equipments and intangible assets		244,487	190,153
Cash outflows due to acquisitions to obtain control of subsidiaries	3	-	(86,703)
Cash outflows due to additional share acquisition or capital increase of associates and/or joint ventures		(515,775)	(484,568)
Cash inflows from sale of shares in other entities or shares in funds or borrowing instruments		1,023,116	693,322
Cash outflows due to acquisition of shares in other entities or shares in funds or borrowing instruments		(1,023,124)	(1,035,421)
Other cash (outflows)/inflows		(3,937,538)	238,395
Change in other cash advances given		(1,353,329)	(294,191)
C. CASH FLOWS FROM FINANCING ACTIVITIES		1,760,024	(3,942,240)
Cash inflows from loans	39	27,656,215	13,033,337
Cash inflows from issued debt instruments	39	2,327,594	192,157
Cash outflows due to loan repayments		(23,239,784)	(12,496,149)
Dividends paid		(1,248,117)	(2,565,930)
Cash outflows due to issued debt instruments repayments		(1,855,088)	(142,157)
Cash outflows due to payments of lease obligations	39	(2,243,432)	(1,649,046)
Cash inflows from derivative instruments		3,102,658	1,403,609
Cash outflows due to derivative instruments		(2,740,022)	(1,718,061)
CHANGE IN CASH AND CASH EQUIVALENTS BEFORE
CURRENCY TRANSLATION RESERVE EFFECT (A+B+C)		7,264,118	6,867,321
D. CURRENCY TRANSLATION RESERVE EFFECT ON
CASH AND CASH EQUIVALENTS		56,067	(107,995)
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		7,320,185	6,759,326
E. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	5	18,619,881	11,860,555
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (A+B+C+D+E)	5	25,940,066	18,619,881

Translated into English from the report originally issued in Turkish

7

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY

Turkcell İletişim Hizmetleri Anonim Şirketi (“Turkcell - Parent Company”) was established on 5 October 1993 in İstanbul and started its activities in 1994. Turkcell's commercial address is registered as Aydınevler Mahallesi İnönü Caddesi No:20 Küçükyalı Ofispark Maltepe/İstanbul. The fields of activity of Turkcell (“Company”) are the works and services envisaged in the GSM (“Global System for Mobile Communications”) Pan European Mobile Telephone System tender signed with Republic of Turkey Ministry of Transport and Infrastructure (“the Ministry”), and all kinds of telephones, telecommunication and similar services are activities within the scope of authorization regarding IMT services and infrastructures provided that it is not contrary to the law of Posta ve Telgraf Teşkilatı A.Ş. (“PTT”). As of 31 December 2022, Turkcell's shares are quoted in Borsa İstanbul A.Ş. (“BIST”) and the New York Stock Exchange (“New York Stock Exchange” - “NYSE”).

The company signed a revenue sharing agreement in 1993 with Türk Telekomünikasyon A.Ş. (“Türk Telekom”) and has been made responsible for realizing a mobile phone system in GSM standards by covering the investment cost within the framework of this agreement. Turkcell signed a license agreement with the Ministry on 27 April 27, and in accordance with this agreement, it was entitled to obtain a 25-year GSM operating license (“2G License”) for a license fee of 500,000 USD.

In the 3rd Generation tender made by the Information Technologies and Communication Authority (“BTK”) for the issuance of four licenses for the authorization of 2000/UMTS services and infrastructures, the company was entitled to receive the A type license, which includes the widest frequency band, in return for 358,000 Euros (excluding VAT). After the approvals regarding the 3rd Generation License (“3G License”) were completed, the license fee was paid and the concession agreement was signed between Turkcell and BTK on 30 April 2009. The contract is valid for 20 years from the date of signing. Turkcell started to provide services under the contract on 30 July 2009.

The Company was entitled to receive a total of 172.4 MHz frequency for a fee of 1,623,460 EUR (excluding VAT), with the "Authorization Tender for IMT Services and Infrastructures", popularly known as ("4.5G License"), held by BTK on 26 August 2015. The IMT Authorization period is until 30 April 2029, and operators have started the provision of IMT services from 1 April 2016. 2x1.4 MHz wide packages in the 900MHz frequency band and 2 2x5 MHz wide packages in the 2100 MHz frequency band started to be used as of 1 December 2015, and the remaining packages were started to be used as of 1 April 2016.

The Company pays 90% of 15% of monthly gross sales as treasury share and 10% of 15% of monthly gross sales as universal service contribution to BTK every month. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the BTK’s expenses and 5% of net revenue to BTK as a frequency fee (TRx).

Translated into English from the report originally issued in Turkish

8

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)

As of 31 December 2022, TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Şirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”)'s shares in the Company's capital and voting rights are 26.2% and 19.8% respectively. 53.95% of the Company's shares are still publicly traded in domestic and foreign capital markets (Note 26.1).

As of 31 December 2022, the main and ultimate shareholders of the Company are TVF BTIH and Türkiye Varlık Fonu (“TVF”), respectively. TVF was established by the Law No. 6741, published in the Official Gazette dated 26 August 2016.

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the “Group A Shares”);

(i)            On Group A shares, to the shareholders;

(a)    Election of five members of the Company's Board of Directors,

(b)    In the election of the chairman of the General Assembly meeting, a voting privilege has been created to give six votes for each Group A Share,

again, the privilege of nomination is envisaged on Group A Shares, allowing the shareholders to nominate four candidates to be used in the election of five members of the Company's Board of Directors,

(ii)          All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of the Company’s shareholders, including the appointment of the residual four members of the board of directors of the Company (including independent ones);

(iii)        The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;

(iv)         In order for the quorum for the meeting of the Board of Directors to be formed, the participation of at least five members constituting the majority of the total number of members is required and a decision can be taken with the affirmative votes of at least five members present at the meeting;

(v)           As long as the privileges mentioned above are in effect, as regulated in Article 370 of the Turkish Commercial Code (“TCC”), the unlimited power to represent and bind the Company shall be exercised by two members of the Board of Directors, at least one of whom was elected by the holders of Group A Shares through the use of the privileges mentioned above.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2022.

Translated into English from the report originally issued in Turkish

9

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)

The shareholding structure of the Company as of 31 December 2022 is disclosed in Note 26.1.

As of 31 December 2022, the Company's investments to its subsidiaries, associates and joint ventures are as follows:

Subsidiary Title	Country	Business
Turktell Bilişim Servisleri A.Ş. (“Turktell”)	Turkey	Information technology, value added GSM services and entertainment investments
Superonline İletişim Hizmetleri A.Ş. (“Turkcell Superonline”)	Turkey	Telecommunications
Turkcell Satış ve Dijital İş Servisleri Hizmetleri A.Ş. (“Turkcell Satış”)	Turkey	Sales, delivery and digital sales services
Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. (“Turkcell Teknoloji”)	Turkey	Research and development
Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”)	Turkey	Property investments
Turkcell Dijital İş Servisleri A.Ş (“Turkcell Dijital”)	Turkey	Providing advanced product and solutions for digitalization needs of institutions
Turkcell Dijital Eğitim Teknolojileri A.Ş (“Dijital Eğitim”) (1)	Turkey	Education technologies
Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş. (“Atmosware Teknoloji”)	Turkey	Develop software products and services, training software developers
Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (“Turkcell Enerji”)	Turkey	Electricity energy trade and wholesale and retail electricity sales
Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. (“Boyut Enerji”)	Turkey	Renewable energy production
Turkcell Finansman A.Ş. (“Turkcell Finansman”)	Turkey	Consumer financing services
Turkcell Sigorta Aracılık Hizmetleri A.Ş. (“Turkcell Sigorta”)	Turkey	Insurance agency activities
Turkcell Dijital Sigorta A.Ş. (“Turkcell Dijital Sigorta”) (2)	Turkey	Digital agency activities
Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (“Turkcell Ödeme”)	Turkey	Payment services and e-money
Lifecell Dijital Servisler ve Çözümler A.Ş (“Lifecell Dijital Servisler”)	Turkey	Development and providing of digital services and products
Lifecell Bulut Çözümleri A.Ş. (“Lifecell Bulut”)	Turkey	Cloud solutions services and other services
Lifecell TV Yayın ve İçerik Hizmetleri A.Ş. (“Lifecell TV”)	Turkey	Online radio, television and on-demand streaming services
Lifecell Müzik Yayın ve İletim A.Ş. (“Lifecell Müzik”)	Turkey	Radio, television and on-demand streaming services
Kule Hizmet ve İşletmecilik A.Ş. (“Global Tower”)	Turkey	Telecommunications infrastructure business
LLC UkrTower (“UkrTower”)	Ukraine	Telecommunications infrastructure business
Beltower LLC (“Beltower”)	Republic of Belarus	Telecommunications infrastructure business
East Asian Consortium B.V. (“Eastasia”)	Netherlands	Telecommunications investments
Kıbrıs Mobile Telekomünikasyon Limited Şirketi (“Kıbrıs Telekom”)	Turkish Republic of Northern Cyprus	Telecommunications
Lifecell Digital Limited Şirketi (“Lifecell Dijital”)	Turkish Republic of Northern Cyprus	Telecommunications
Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş. (“Turkcell Global Bilgi”)	Turkey	Customer relations and human resources management

Translated into English from the report originally issued in Turkish

10

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)
Subsidiary Title (cont'd)	Country	Business
LLC Global Bilgi (“Global Ukrayna”)	Ukraine	Customer relations management
Rehberlik Hizmetleri A.Ş. (“Rehberlik Hizmetleri”)	Turkey	Directory assistance
Lifecell Ventures Coöperatief U.A. (“Lifecell Ventures”)	Netherlands	Telecommunications investments
LLC lifecell (“lifecell”)	Ukraine	Telecommunications
Paycell Limited Liability Company (“Paycell LLC”)	Ukraine	Consumer financing services, payment services and e-money
Paycell Europe GmbH ("Paycell Europe") (3)	Germany	Payment services and e-money
Yaani Digital BV (“Yaani”)	Netherlands	Internet search engine and browser services
BiP Digital Communication Technologies B.V (“BiP B.V.”)	Netherlands	Dijital services, sales of services and products
BiP İletişim Teknolojileri ve Dijital Servisler A.Ş. (“BiP A.Ş.”)	Turkey	Dijital services, sales of services and products
Beltel Telekomünikasyon Hizmetleri A.Ş. (“Beltel”)	Turkey	Telecommunications investments
CJSC Belarusian Telecommunications Network (“BeST”) (4)	Republic of Belarus	Telecommunications
Lifetech LLC (“Lifetech”)	Republic of Belarus	Information technology, programming and technical support
Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu (“Turkcell GSYF”) (5)	Turkey	Venture capital investment fund
W3 Labs Yeni Teknolojiler A.Ş. ("W3")	Turkey	Bilişim teknolojileri

Associate Title	Country	Business
Türkiye’nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (“TOGG”)	Turkey	Electric passenger car development, production and trading activities

Joint Venture Title	Country	Business
Sofra Kurumsal ve Ödüllendirme Hizmetleri A. Ş. (“Sofra”)	Turkey	Meal coupons and cards

(1) Dijital Eğitim has been incorparated respectivelty with the shareholding percentage 51% and 49% by Turkcell Dijital which is fully owned by the Group and Şahinkaya Özel Eğitim Kurumları A.Ş. to offer education and communication solutions compatible with new generation technologies. Initial capital is TL 100 and registration and announcement of the respective company was completed on 11 March 2022.

(2) Turkcell Dijital Sigorta, in which fully owned by Turkcell Finansman was established to offer insurance activitites based on digital and innovative technologies and registration and announcement of the respective Company was completed on 21 June 2022.

(3) The title of Turkcell Europe GmbH which is fully owned by the Group has been changed to Paycell Europe GmbH.

(4) Share Transfer transactions regarding the purchase of 20% of BeST’s shares owned by the Republic of Belarus were completed on 9 December 2022.

(5) In accordance with business model of the Group, Turkcell GSYF has been established by on 28 March 2022 by RE-PIE Portföy Yönetimi A.Ş.(“RE-PIE) to invest in initiatives that create synergies with the Group's strategic focus areas and also Turkcell contributes. Turkcell GSYF has been included to the consolidated financial statements as of 30 September 2022 in accordance with the “TFRS 10 Consolidated Financial Statements”.

Turktell

Turktell was established to participate in companies that provide services such as information technology, entertainment and value-added GSM services and to develop, sell and market these services.

Translated into English from the report originally issued in Turkish

11

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)

Turkcell Superonline

Turkcell Superonline was established to make and operate the necessary investments for telecommunication services and to undertake the representation of domestic and foreign enterprises providing these services. In addition, Turkcell Superonline provides international and national public voice transport, private international leased data lines for corporations, internationally connected internet access services, and develops consumer and corporate Internet service.

Turkcell Satış

Turkcell Satış operates in the fields of telecommunication and information technology products sales, distribution, marketing and information technology services, system integration and digital business services.

Turkcell Teknoloji

Turkcell Teknoloji's field of activity is to develop, produce, mount, install, maintain and repair, operate, buy, sell, rent, lease, and provide consultancy on all kinds of software and hardware systems in telecommunication, communication, and informatics or for general purposes.

Turkcell Gayrimenkul

Turkcell Gayrimenkul buys, sells and rents any real estate on its behalf or on behalf of its customers; was established to make all kinds of constructions on the real estate belonging to itself or others.

Turkcell Dijital

Turkcell Digital Business Services operates in the fields of selling, installing, operating, mounting, and after-sales support, necessary training and operability of all kinds of digital products, services, services, and devices to institutions.

Dijital Egitim

The establishment of Dijital Egitim, whose business subject is the provision of all kinds of education and communication solutions suitable for computer, internet, and new-generation technologies for educational purposes, was registered and announced on 11 March 2022.

Atmosware Teknoloji

Atmosware Teknoloji was established in 2021 to develop software products and services and to train software developers.

Turkcell Enerji

Turkcell Enerji’s field of activity is electrical energy trade, wholesale and retail sales, and established on February 20, 2017. Turkcell Enerji, wholly owned by Turktell, was granted an electricity supply license by EMRA on 11 May 2017.

Boyut Enerji

Boyut Enerji’s main field of activity is the establishment, commissioning, and leasing of an electrical power generation facility, electricity generation, and sales of the generated electrical energy and/or capacity to customers (Note 3).

Turkcell Finansman

Turkcell Finansman was established to provide financing to its customers by providing loans for the purchase of all kinds of goods and services, within the framework of the Financial Leasing, Factoring and Financing Companies Law No. 6361, and other relevant legislation provisions and (“BRSA”) regulations. Turkcell Finansman carries out its activities in Turkey through sales points with which it has signed a General Seller Agreement, as well as internet and telesales channels.

Translated into English from the report originally issued in Turkish

12

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)

Turkcell Sigorta

Turkcell Sigorta was established on 19 June 2018 operate insurance agency activities.

Turkcell Dijital Sigorta

Turkcell Dijital Sigorta was established to offer insurance activities based on digital and innovative technologies.

Turkcell Ödeme

Turkcell Odeme was established on 13 June 2000 in Istanbul. Turkcell Payment is authorized to operate as a "payment institution" and "electronic money institution", to provide services to mobile users with mobile payment systems, to act as an intermediary for bill payments, an intermediary for money transfers, and intermediation for card payments.

Lifecell Dijital Servisler

To buy, sell, import and export content to be presented in electronic environments and to act as an intermediary; to sell the advertising spaces of digital services, to manage the advertising platform and to mediate the sales of all advertising spaces in the Turkish advertising ecosystem; Providing services in the cloud playground; was established in 2020 to operate in the field of development of all kinds of digital services and products.

Lifecell Bulut

Operating under the Lifebox brand, Lifecell Bulut was established in 2020 to provide services to operator-independent users in the field of cloud computing, where photos, videos, documents, phone books and music files can be safely stored, and to establish and operate the necessary technological infrastructure and systems for this purpose. The lifebox transfer product, which offers free and membership-free file transfer within the company, and the lifebox business product, which offers file storage, transfer and office features over the cloud, are among the products offered to the field.

Lifecell TV

Operating under the TV+ brand, Lifecell TV was established in 2020 to transmit all kinds of audio and visual content to operators-independent users in encrypted, unencrypted digital and/or analogue media. With different subscription packages, the TV+ platform serves its subscribers on smart phones and tablets with iOS and Android operating systems, web, smart TV, Apple TV, Android TV and many other devices. It is among its activities to buy, sell, import, and export the content to be created for the purpose of providing all kinds of audio and video services in the electronic environment and to mediate these transactions.

Lifecell Müzik

Serving under the Fizy brand, Lifecell Music was established in 2020 to provide on-demand audio and visual broadcasting and transmission over the internet to operator-independent users.

Translated into English from the report originally issued in Turkish

13

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)

Global Tower, Kule Ukrayna ve Beltower

Global Tower, Kule Ukrayna, and Beltower were established to operate the infrastructure by renting space in the towers to the telecommunication and media sector, private and public institutions, and organizations. Global Tower, Kule Ukrayna, and Beltower provide bundle services to its customers with all the necessary permissions, renting the place and field, making the tower investment, providing medium and low voltage energy and container infrastructure, and performing periodical maintenance (tower, fence, power line, access road). In addition, Global Tower started to provide end-to-end closed-circuit satellite services to its customers by purchasing a satellite communication service license from BTK in January 2018. In this context, satellite communication service solutions are offered to mobile operators, corporate customers and public institutions.

Eastasia

Eastasia was established in the Netherlands to invest in and operate telecommunications and advanced technology.

Kıbrıs Telekom

Kibris Telekom was established in TRNC to make and operate telecommunication and advanced technology investments.

Lifecell digital

Lifecell digital was established in TRNC to provide Internet Service Provider service within Kibris Telecom.

Turkcell Global Bilgi ve Global Ukrayna

Turkcell Global Bilgi and Global Ukrayna serve as customer experience and human resources management centers.

Rehberlik Hizmetleri

Rehberlik Hizmetleri was established to provide guidance and value-added services, and to establish and operate infrastructure for these services.

Lifecell Ventures

Lifecell Ventures was established to offer applications developed by Turkcell to other operators around the world as products and services, and it carries out marketing activities.

lifecell

lifecell was established in Ukraine to make and operate telecommunications and advanced technology investments.

Paycell LLC

The company named "Paycell LLC", which was established in Ukraine by lifecell, whose capital is wholly owned achieved the status of "financial company" on 21 September 2017. Paycell LLC has loan lending, leasing licenses, and local money transfer licenses to provide its customers with credit device sales and digital payment services via e-money.

Paycell Europe

Paycell Europe was established to continue the activities of Turkcell Odeme, which operates in the field of digital payment and electronic money in Europe.

Translated into English from the report originally issued in Turkish

14

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1	ORGANIZATION AND OPERATIONS OF THE COMPANY (cont’d)

Yaani

All of Yaani's shares were taken over on 14 May 2019, and the transfer of all assets of the company was completed on 1 June 2020, with the contract signed with Ntent Inc. Yaani; has indefinite license and usage rights for the Yaani search engine and joined the group to sell and disseminate the search engine to international markets.

BiP B.V.

BiP B.V. was established on 7 September 2020 to market the BiP application developed by Turkcell to other operators around the world as a product and service.

BiP A.Ş.

BiP A.S. offers instant, fast and secure messaging, audio and/or video calls and video conference services to operator-independent users via applications on their smart phones or tablet terminals with internet connection. Developing and collecting new services, services and products for consumers for situations where mobile communication, internet or these two platforms are intertwined are among its activities.

Beltel

Beltel was established to make and operate telecommunications and advanced technology investments and to participate in investments that provide these services.

BeST

BeST was established in Belarus to invest in and operate telecommunications and advanced technology.

Lifetech

Lifetech was established in Belarus to operate in the fields of programming and consulting.

Translated into English from the report originally issued in Turkish

15

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

 .

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS
2.1	Basis of Presentation
(a)	Statement of Compliance

The accompanying consolidated financial statements of the Company have been prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) promulgated by the Public Oversight Accounting and Auditing Standards Authority (“POA”) that are set out in the 5th article of the communiqué numbered II-14.1 “Communiqué on the Principles of Financial Reporting In Capital Markets” (“the Communiqué”) announced by the Capital Markets Board (“CMB”) on 13 June 2013 and published in Official Gazette numbered 28676.

The accompanying consolidated financial statements of the Company have been prepared in accordance with the CMB's “Announcement on Financial Statement and Footnote Formats” dated 7 June 2013. The Company has made the necessary adjustments and reclassifications in accordance with the formats specified in the “2022 TFRS Taxonomy” and “Financial Statement Examples and User Guide” published by the POA on 10 October 2022.

Among the equity items, paid-in capital, share premiums and legal reserves are presented over their amounts in the accounting records.

The Company and its subsidiaries registered in Turkey prepare their accounting records and statutory financial statements in Turkish Lira (“TL”) in accordance with the principles and conditions issued by the CMB, the TCC, tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. Financial statements are presented rounded to thousands of TL.

Subsidiaries operating in foreign countries prepare their statutory financial statements in accordance with the laws and regulations in force in the countries in which they operate and in the currency valid in the main economic environment (functional currency) in those countries.

The General Assembly is authorized to amend and approve the consolidated financial statements of the Company. The consolidated financial statements of the Company are approved for publication by the Board of Directors.

The consolidated financial statements of the Company for the period ending on 31 December 2022 were approved for publication by the Company's Board of Directors on 9 March 2023.

(b)	Preparation of financial statements

While preparing the consolidated financial statements, necessary adjustments and classifications have been made to the amounts determined on the historical cost basis of assets and liabilities and derivative instruments, which reported with their fair values, in order to make the correct presentation in accordance with TFRS. The consolidated financial statements of the Company for the year ended 31 December 2022 consist of the Company and its subsidiaries the Group's associates and joint venture (collectively referred to as the "Group").

(c)	Offsetting

When the Group has a legal right to set off financial assets and liabilities and intends to settle those financial assets and liabilities by netting, or to have the asset recognized and settle the liability at the same time, the Group presents these financial assets and liabilities with their netted amounts in the statement of financial position.

Translated into English from the report originally issued in Turkish

16

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.1	Basis of Presentation (cont’d)
(i)	Subsidiaries

Consolidated financial statements include the financial statements of the companies controlled by the Company and its subsidiaries. Control is provided by the Company and its subsidiaries by meeting the following conditions:

•	power over the investee, i.e. the investor has existing rights that give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns),

•	exposure, or rights, to variable returns from its involvement with the investee,

•	the ability to use its power over the investee to affect the amount of the investor's returns.

In the event that a situation or event arises that may cause any change in at least one of the criteria listed above, the company re-evaluates whether it has control over its investment.

The table below shows the total effective control ratios of all subsidiaries under the direct or indirect control of the Company as of 31 December 2022 and 2021:

	31 December 2022	31 December 2021

	(%)	(%)
Turktell	100	100
Turkcell Superonline	100	100
Turkcell Satış	100	100
Turkcell Teknoloji	100	100
Turkcell Gayrimenkul	100	100
Turkcell Dijital	100	100
Dijital Eğitim	51	-
Atmosware Teknoloji	100	100
Turkcell Enerji	100	100
Boyut Enerji	100	100
Turkcell Finansman	100	100
Turkcell Sigorta	100	100
Dijital Sigorta	100	-
Turkcell Ödeme	100	100
Lifecell Dijital Servisler	100	100
Lifecell Bulut	100	100
Lifecell TV	100	100
Lifecell Müzik	100	100
Global Tower	100	100
UkrTower	100	100
Beltower	100	100
Eastasia	100	100
Kıbrıs Telekom	100	100
Lifecell Digital	100	100

Translated into English from the report originally issued in Turkish

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.1	Basis of Presentation (cont’d)
(d)	Consolidation principles (cont’d)
(i)	Subsidiaries (cont’d)
	31 December 2022	31 December 2021

	(%)	(%)
Turkcell Global Bilgi	100	100
Global Ukrayna	100	100
Rehberlik Hizmetleri	100	100
Lifecell Ventures	100	100
lifecell	100	100
Paycell LLC	100	100
Turkcell Europe	-	100
Paycell Europe	100	-
Yaani	100	100
BiP B.V.	100	100
BiP A.Ş.	100	100
Beltel	100	100
BeST	100	80
Lifetech	100	80
Turkcell GSYF	100	-

Changes in ownership

Changes in the Company's shareholding in its subsidiaries that do not result in a loss of control are accounted for as equity transactions. The book values of the Company's shares and non-controlling interests are adjusted to reflect changes in subsidiary shares. The difference between the adjustment for non-controlling interests and the fair value of the consideration received or paid is accounted for directly in equity as the Group's share. If the Company loses control of a subsidiary, the profit/loss after sale is is calculated as the difference between i) the sum of the sales price received and the fair value of the remaining interest and ii) the previous book values of the subsidiary's assets (including goodwill) and liabilities and non-controlling interests. Amounts previously recognized in equity through other comprehensive income related to the subsidiary are recorded according to the accounting method to be used on the assumption that the Group has sold the related assets.

The fair value at the date of loss of control of the investment remaining after the sale of the subsidiary is determined as the fair value in the initial recognition under TFRS 9 “Financial Instruments: Recognition and Measurement” (“TFRS 9”) or, where applicable, the initial recognition cost of an investment in an entity controlled as an associate or joint operations.

(ii)	Associates

An associate is an entity over which the Group has significant influence. Significant effectiveness is the power to participate in the decisions of an entity's financial and operational policies, without having sole or joint control.

With the acquisition of shares of the associate, the portion of the purchase price above the fair value of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is considered as goodwill.

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18

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.1	Basis of Presentation (cont’d)
(d)	Consolidation principles (cont’d)
(ii)	Associates (cont’d)

Goodwill is included in the carrying amount of the investment and is reviewed for impairment as part of the investment. The excess of the fair value of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognized directly in the profit or loss statement after reassessment.

Under the equity method, an investment in associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the change in the subsidiary's net assets less any impairment. When the Group's share of losses of an associate exceeds the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognizing its share of further losses. Any additional losses are recognized if the Group is exposed to any legal or constructive obligation or the Group has made payments on behalf of the associate.

Profits and losses resulting from the transactions between the Company and its subsidiaries and the Group's associate are eliminated in proportion to the Group's share in the relevant associate.

TOGG, in which the Group currently has a share of 23%, was established on 28 June 2018 to develop, produce and trade electric motor vehicles (31 December 2021: 23%). As of 31 December 2022 and 2021, TOGG classified as investments valued by equity method in the consolidated financial statements.

(iii)	Shares in joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Investments in joint ventures are accounted for using the equity method from the moment the investee becomes a joint venture.

Sofra, in which the Group currently has a share of 33.3%, is a joint venture between Turkcell Ödeme, BELBİM Elektronik Para ve Dağıtım Hizmetleri A.Ş. and PTT, in which all parties have equal share, was established on 30 July 2018, in order to carry out operations such as service coupons, meal checks, meal cards, electronic coupons and/or smart cards, transportation machines, smart keys. As of 31 December 2022 and 2021, Sofra classified as investments valued by equity method in the consolidated financial statements.

(iv)	Consolidation adjustments

The statements of financial position and profit or loss of the companies included in the consolidation are consolidated using the full consolidation method, and the book values in the Company's assets and their shares in the equity are mutually offset. The parts of the net assets of the subsidiaries corresponding to the shares outside the direct and/or indirect control of the parent company are classified under the “Non-controlling interests” item in the consolidated statement of financial position. Similarly, the parts of the net profits or losses of the subsidiaries corresponding to the shares outside the direct and/or indirect control of the parent company are classified under the “Non-controlling interests” item in the consolidated statement of profit or loss. Intra-group transactions and balances between companies included in the consolidation are eliminated during consolidation. Profits and losses resulting from transactions between associates and joint ventures and the parent company and its subsidiaries subject to consolidation are netted off in proportion to the share of the parent in the associate. However, the losses incurred as a result of these transactions have not been clarified if they show that there has been an impairment in the value of the asset subject to the transaction.

Translated into English from the report originally issued in Turkish

19

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.1	Basis of Presentation (cont’d)
(d)	Consolidation principles (cont’d)
(v)	Business combinations under common control

Business combinations under common control are outside the scope of TFRS 3 “Business Combinations” (“TFRS 3”). In accordance with the decision of the POA published in the Official Gazette on 17 October 2018, assets and liabilities subject to a business combination under common control are included in the consolidated financial statements with their carrying values. Statements of profit or loss are consolidated from the first period in which comparative financial statements are presented and prior period financial statements are restated. Goodwill or negative goodwill resulting from these transactions is not recognized in the consolidated financial statements. The difference resulting from the offsetting of the amount of the participation amount and the share in the capital of the acquired company is directly accounted for under the equity as an equity transaction in the “Effect of Business Combinations Under Common Control” account.

e)	Adjustment of Financial Statements During High Inflation Periods

POA made an announcement on 20 January 2022 whether companies that apply TFRS will apply TAS 29 Financial Reporting in Hyperinflationary Economies in the 2021 financial reporting period. According to this announcement, it is stated that companies that apply TFRS do not need to make any adjustments within the scope of TAS 29 in their financial statements for the year 2021. As of the report date, no new statement has been made by the POA regarding the scope and application of TAS 29. In this context, while preparing the consolidated financial statements as of 31 December 2022, no inflation adjustments were made in accordance with TAS 29.

2.2	Changes in Accounting Policies and Errors

Significant changes in accounting policies and significant accounting errors detected are applied retrospectively and the prior period financial statements are restated. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and important differences are disclosed.

2.3	Changes in Accounting Estimates

If changes in accounting estimates are for only one period, changes are applied in the current year but if the estimated changes affect the following periods, changes are applied both on the current and following periods prospectively. In the current year, there are not any material changes in accounting estimate methods of the Group.

Translated into English from the report originally issued in Turkish

20

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies
(a)	Inventories

Inventories are stated at the lower of cost and net realizable value. Costs, including some of the fixed and variable overheads, are valued according to the method appropriate to the class of inventories, and mostly according to the weighted average cost method. Net realizable value represents the estimated selling price in the ordinary course of business less all estimated costs of completion and costs necessary to make a sale.

When the net realizable value of inventories falls below its cost, the inventories are reduced to their net realizable value and charged as an expense to the statement of profit or loss in the year in which the impairment occurred.

In cases where it is proven that the conditions that previously caused inventories to be reduced to net realizable value no longer apply or an increase in net realizable value due to changing economic conditions, the reserve for impairment is reversed.

The reversed amount is limited to the previously allocated impairment amount. As of 31 December 2022 and 2021, inventories mainly consist of mobile phones, tablets, sim cards, mobile phone accessories, tower construction materials and other electronic products.

(b)	Property, Plant and Equipment

Property, plant and equipments are carried at cost less accumulated depreciation and any accumulated impairment losses. Property, plant and equipments of the Company and its subsidiaries operating in Turkey and subsidiaries operating in Belarus have been adjusted for the effects of inflation as of 31 December 2005 and 31 December 2014, respectively.

The cost of property, plant and equipments consists of purchase price, import taxes and non-refundable purchase taxes, expenses incurred to tangible asset for use, and the interest exchange rate difference expenses incurred on the loans used lto acquire the tangible asset, while the property is in the investment phase.

Changes in the obligation to dismantle the property, plant and equipment and to restore the site are added to the cost of the property, plant and equipment in the period in which they occur. If the amount to be deducted from the cost of the property, plant and equipment is greater than the book value of the property, plant and equipment as of the date of the change, the difference is recorded in the statement of profit or loss in the relevant period.

(i)	Subsequent expenses

Expenses arising from replacing any part of property, plant and equipments, together with maintenance and repair costs, can be capitalized if they increase the future economic benefit of the asset. All other expenses are recognized in the statement of profit or loss on an accrual basis.

Translated into English from the report originally issued in Turkish

21

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(b)	Property, Plant and Equipment (cont’d)
(ii)	Depreciation

Depreciation of property, plant and equipment is calculated using the straight-line depreciation method on the basis of the assets' ready-to-use dates over their useful lives. Leasehold improvements are depreciated over the shorter of the lease term or useful life, using the straight-line method. The depreciation expenses calculated in this way are recognized in the cost of revenue item in the consolidated statement of profit or loss. Lands are not depreciated as their useful life is considered indefinite.

The useful lives used by the Group are as follows:

Mobile network infrastructure	4 - 20 years
Fixed network infrastructure	3 - 25 years
Call center equipment	4 - 8 years
Buildings	21 - 25 years
Equipment, fixtures and fittings	2 - 10 years
Motor vehicles	4 - 6 years
Electricity power plant	20 years
Leasehold improvements	3 - 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iii)	Disposal

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss and their costs and accumulated depreciation are written off from the relevant accounts.

(c)	Intangible Assets

Intangible assets consist of GSM and other telecommunication business licenses, brand values, computer software, transmission line software, electricity generation license, subscriber acquisition costs, indefeasible rights and customer lists. Intangible assets are carried at cost less accumulated depreciation and any accumulated impairment losses. Intangible assets of the Company and its subsidiaries operating in Turkey and subsidiaries operating in Belarus have been adjusted for the effects of inflation as of 31 December 2005 and 31 December 2014, respectively.

Translated into English from the report originally issued in Turkish

22

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(c)	Intangible Assets (cont’d)

Purchased computer software and transmission line software are capitalized over the costs incurred during the purchase and during the period from purchase until they are ready for use. Costs associated with maintaining computer software are recognized in the statement of profit or loss in the period in which they are incurred. Expenditures that are directly attributable to identifiable and unique software products controlled by the Group and that will generate economic benefits in excess of costs for more than one year are recognized as intangible assets. Costs include the costs of the employees developing the software and some of the manufacturing overheads.

Internally generated intangible assets - research and development expenses

Internally generated intangible assets consist of computer software and are reported under computer softwares.

Research costs are recorded in the statement of profit or loss as the cost of sales in the period in which they are incurred.

Internally generated intangible assets resulting from development activities (or the development phase of an intra-Group project) are capitalized only when all of the following conditions are met:

•           it is technically possible to complete the intangible asset so that it is ready for use or ready for sale,

•           the intention to complete, use or sell the intangible asset,

•           whether the intangible asset can be used or sold,

•           it is clear how the asset will generate potential future economic benefits,

•           there are appropriate technical, financial and other resources to complete the development of the intangible asset to use or sell it; and

•           the development cost of the asset can be measured reliably during the development process.

The amount of intangible assets generated internally is the total amount of expenses incurred since the intangible asset meets the above-mentioned recognition conditions. When internally generated intangible assets do not meet the capitalization conditions, development expenses are recognized as expense in the period in which they are incurred.

After initial recognition, internally generated intangible assets are carried at cost less accumulated depreciation and any accumulated impairment losses, just like intangible assets purchased separately.

Indefeasible rights

Indefeasible rights are acquired rights to use part of an asset's capacity for a specified period of time. If the Group has a predetermined capacity usage right on a certain asset for a period close to the useful life of that asset; these indefeasible rights are reported under intangible assets. Indefeasible rights are amortized over the shorter of the useful life of the asset or the contract period.

Translated into English from the report originally issued in Turkish

23

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)

2.4	Summary of Significant Accounting Policies (cont’d)

(c)	Intangible Assets (cont’d)

(i)	Amortization

Amortization of intangible assets is calculated using the straight-line amortization method on the basis of the assets' ready-to-use dates over their useful lives. The amortization expenses calculated in this way are recognized in the cost of revenue item in the consolidated statement of profit or loss.

The useful lives used by the Group are as follows:

GSM and other telecommunications licenses	3 - 25 years
Indefeasible rights	15 years
Transmission line softwares	5 - 10 years
Computer softwares	3 - 8 years
Brand name	9 - 10 years
Customer base	2 - 15 years
Subscriber acquisition costs	2 - 6 years
Electricity production license	20 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

The Company obtained the 2G, 3G and 4.5G Licenses with the Concession Agreements signed on 27 April 1998, 30 July 2009 and 26 August 2015, respectively. The terms of use of the relevant licenses are 25, 20 and 13 years.

(ii)	Disposal

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss and their costs and accumulated depreciation are written off from the relevant accounts.

(d)	Investment Properties

Investment properties are properties held for the purpose of earning rent and/or capital appreciation and are carried at cost less accumulated depreciation and any accumulated impairment losses. If it meets the accepted criteria, the cost of replacing any part of the existing investment property is included in the amount in the statement of financial position. This amount does not include daily maintenance to investment properties.

Investment properties are derecognised if they are sold or become unusable or it is determined that no future economic benefit will be obtained from the sale. Profit/loss arising from the expiry of the investment property or its sale is recognized in the statement of profit or loss in the period in which they occur.

Transfers are made when there is a change in the use of investment property. For a transfer from investment property to owner-occupied property, the estimated cost of post-transfer recognition is the carrying amount of the property at the date of the change in use. If an owner-occupied property converts to an investment property, the entity applies the accounting policy applied to property, plant and equipment until the change in use occurs.

Translated into English from the report originally issued in Turkish

24

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(d)	Investment Properties (cont’d)

Depreciation

Depreciation of investment properties is calculated using the straight-line depreciation method. The useful life of investment properties is 25 - 45 years.

(e)	Impairment of Assets

The Group assesses whether there is any indication that an asset is impaired at the relevant reporting date. If such an indication exists, the recoverable amount of that asset is estimated and tested for impairment. Goodwill and intangible assets that have an indefinite useful life or are not yet in use are tested for impairment annually, regardless of whether there is any indication of impairment. The recoverable amount is determined by choosing the higher of the asset's value in use and its fair value less costs to sell. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Value in use is the present value of the expected future cash flows from an asset or cash-generating unit.

If the carrying value of the asset or any cash generating unit of that asset is higher than the amount to be recovered through use or sale, an impairment has occurred. For impairment testing, assets are divided into the smallest units that generate cash inflows from continued use (“cash generating unit”) independently of other assets and asset groups.

Goodwill arising in a business combination is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing. The impairment resulting from the cash-generating units is first deducted from the carrying amounts of the goodwill allocated to the units, and then from the carrying amounts of the other assets in the units. Impairment losses are recognized in the consolidated statement of profit or loss.

It is not always necessary to determine both the asset's fair value less costs to sell and its value in use. If any of these amounts exceeds the carrying amount of the asset, the asset is not impaired and it is not necessary to estimate the other amount.

An impairment loss on a receivable is reversed if the subsequent increase in the recoverable amount of that asset can be attributed to an event that occurs in the periods following the recognition of the impairment. The impairment loss in assets other than goodwill is reversed if there is a change in the estimates used in determining the recoverable amount.

The increase in the carrying value of the asset due to the reversal of the impairment loss should not exceed the carrying amount (net amount after depreciation) that would have been determined if no impairment loss had been recognized in the financial statements in previous years.

Translated into English from the report originally issued in Turkish

25

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(f)	Financial Instruments

Financial assets - classification and subsequent measurement - measurement categories:

According to TFRS 9 Financial Instruments, the classification and measurement of financial assets is determined according to the business model in which the financial asset is managed and whether it depends on the contractual cash flows that include only the principal and interest payments on the principal balance.

TFRS 9 includes three main categories of classification for financial assets: amortized cost (“AC”), fair value through other comprehensive income (“FVTOCI”) and fair value through profit or loss (“FVTPL”). The Group classifies its financial assets on the date of acquisition.

Financial assets - Reclassification:

Financial instruments are reclassified only when the business model for portfolio management is completely changed. The reclassification has a prospective effect and takes place from the beginning of the first reporting period following the business model change. The Group did not change its business model and did not make any reclassification in the current period and the comparison period.

Impairment of financial assets - Credit loss provision for expected credit losses:

TFRS 9 replaces the "incurred loss" model in TAS 39 with the prospective "expected credit loss" (“ECL”) model. In this context, an important evaluation was needed on how the economic factors, which will be determined by weighting according to their realization probabilities, affect the ECLs.

The new impairment model is applied to financial assets measured at amortized cost or FVTOCI (excluding investments in equity instruments) and contract assets.

In accordance with TFRS 9, loss provisions are measured on the following basis;

-	12 month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date and

-	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The lifetime ECL measurement is applied if, at the reporting date, the credit risk associated with a financial asset increases significantly after initial recognition. In all other cases where the relevant increase was not experienced, the 12-month ECL calculation was applied.

The Group may determine that if the credit risk of the financial asset has a low credit risk at the reporting date, the credit risk of the financial asset has not increased significantly. However, lifetime ECL measurement (simplified approach) always applies to trade receivables and contract assets without a significant financing element. The Group has applied the lifetime ECL measurement for all group companies except Turkcell Finansman. Since Turkcell Finansman is a financing company, it has applied both 12-month and lifetime ECL measurement (general approach).

Translated into English from the report originally issued in Turkish

26

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(f)	Financial Instruments (cont’d)

Financial assets and liabilities – derecognition:

The Group derecognises the financial asset when its contractual rights to cash flows from the financial asset expire or transfer the related financial asset and all the risks and rewards of ownership of that asset to another party. In cases where all the risks and rewards of ownership of the asset are not transferred to another party and control of the asset is retained by the Group, the Group continues to recognize its remaining interest in the asset and the liabilities arising from that asset. In the event that the Group retains all the risks and rewards of ownership of a transferred asset, the financial asset continues to be recognized and a collateralized liability amount is also recognized for the income earned against the transferred financial asset. The Group derecognises financial liabilities only if the contractual obligation ceases, cancels or expires.

Fair valuation principles

Financial assets and liabilities are carried at fair values without taking into consideration the periods following their retention, the operating costs in the event of a sale or similar disposal. However, if there is no quoted market price in an active market, it is found using fair value pricing models or discounted cash flow consumption.

When discounted cash flow techniques are used, estimated cash flows are based on Group Management's best estimates and the discount rate used is based on the market rate applicable to an instrument with similar maturities and conditions at the reporting date. In pricing models, market data valid at the reporting date is used as a measure.

Cash and Cash Equivalents

Cash and cash equivalents are cash on hand, demand deposits and other highly liquid short-term investments with maturities of 3 months or less, easily convertible into cash, and do not carry a significant risk of impairment. The Group reviews cash and cash equivalents for impairment using the expected credit loss model.

Sale and Repurchase Agreements

Securities sold under repurchase agreements (“Repo) are classified in the Company portfolio as “fair value differences that recorded as “profit or loss”, “fair value differences that recorded other comprehensive income” or “amortized cost” portfolios and valued according to relevent portfolio basis. Securities purchased under aggrements to resell (“Reverse Repo”) are recorded as cash and cas equivalents in the balance sheet.

Reserve Deposits with Central Bank of the Republic of Turkey

In accordance with the “Communique Regarding the Reserve Requirements (No: 2013/15)” published in the Official Gazette dated 23 April 2022 and numbered 31818, the current reserve deposits ratio for assets subject to reserve deposits is determined as 20% as of 31 December 2022. For liabilities subject to required reserves, the rates applicable for Turkish lira reserve deposits are between 3% and 8% according to the maturity structure; The applicable rates for FX reserve deposits are between 5% and 21% according to the maturity structure.

Translated into English from the report originally issued in Turkish

27

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(f)	Financial Instruments (cont’d)

Trade Receivables

Trade receivables are recognized at their costs by less provision for permanent impairment. Trade receivables, net of deferred finance income, are calculated by discounting the amounts to be obtained in the following periods of the receivables recorded from the original invoice value using the effective interest method. Short-term receivables with no specified interest rate are recognized at their original invoice values, unless the effect of accruing interest is significant.

The Group monitors the collectability of its trade receivables periodically and allocates provision for doubtful receivables for possible losses and overdue trade receivables within the scope of TFRS 9, based on the collection rates of previous years. Following the provision for doubtful receivables, if all or part of the doubtful receivable amount is collected, the collected amount is deducted from the doubtful receivable provision and recognized in the consolidated statement of profit or loss

Trade and Other Financial Payables

Trade and other financial payables are stated at cost less maturity differences. Trade payables net of deferred finance costs are recognized by discounting the amounts to be obtained in the following periods from the original invoice value using the effective interest method.

Related Parties

Related parties are persons or companies that are related to the reporting Group.

(a)	A person or a close member of that person’s family is related to the Group if that person:

(i)	has control or joint control of the Group
(ii)	has significant influence over the Group; or
(iii)	is a member of the key management personnel of the Group or of a parent of the Group.
(b)	An entity is related to the Group if any of the following conditions applies:
(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).
(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).
(iii)	Both entities are joint ventures of the same third party.
(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.
(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.
(vi)	The entity is controlled or jointly controlled by a person identified in (a).
(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).
(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity.

Translated into English from the report originally issued in Turkish

28

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(f)	Financial Instruments (cont’d)

Financial Liabilities

A financial liability is recognized initially at fair value.

Financial liabilities at fair value through profit or loss are financial liabilities that are classified as held for trading or, at initial recognition, at fair value through profit or loss by the company. Gain or loss on a financial liability classified as fair value through profit or loss is recognized in the statement of profit or loss.

Financial liabilities, whose fair value difference is not recognized in profit or loss, are carried at their fair values, net of transaction costs, on the date they are received. Subsequently, financial liabilities are stated at amortized cost using the effective interest method. The difference between the amount remaining after deducting the transaction costs and the amortized cost is recognized in the statement of profit or loss as financing expense during the loan period. Financing expenses arising from financial liabilities can be included in the cost of qualifying assets if they are associated with the acquisition and construction of qualifying assets

When accounting for the financial instrument or its components for the first time, the Group makes a classification in accordance with the substance of the arrangements in the contract and in line with the definitions of financial debt and equity instruments.

Derivative Instruments and Hedge Accounting

Derivative instruments are initially recognized at their acquisition cost, which reflects their fair value at the contract date, and are carried at their fair value in the following periods. The derivative instruments of the Company mainly consist of structured cross currency swap contracts, cross currency/interest swap contracts, foreign currency swap contracts and forward foreign currency transactions. Although these derivative instruments provide an effective protection against risks for the Group, when they do not meet the requirements for hedge accounting, they are accounted for as derivatives held for trading in the consolidated financial statements and the fair value changes related to them are recognized in the statement of profit or loss.

The fair values of forward, option, interest and currency swap transactions are determined by using market interest rates and Central Bank of the Republic of Turkey (“CBRT”) exchange rates data on the valuation date, valuation methods and pricing instruments in line with market standards. Fair value if quoted market values are not available; It is determined by discounting the difference (profit/loss) between the forward price subject to a forward foreign currency purchase and sale contract and the price of the current exchange rate as of the reporting date, with the risk-free investment interest rate at the reporting date. The fair value of interest rate and currency swaps is calculated as the difference between the risk-free investment rate of the parties in the swap cash flow and the CBRT exchange rates and their discounted values. The fair value of option transactions is determined by using option pricing models.

Translated into English from the report originally issued in Turkish

29

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(f)	Financial Instruments (cont’d)

Derivative Instruments and Hedge Accounting (cont’d)

The recognition of subsequent changes in the fair value of derivative instruments depends on whether the derivative is designated as a hedging instrument and, if so, on the nature of the hedged item. The Group designates certain derivatives as hedging instruments based on cash flows and high probability forecast transactions (cash flow hedges) of recognized assets and liabilities. At the inception of the hedging relationship, the Group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of the hedged items. The Group documents its risk management objective and strategy for carrying out hedging transactions. Hedging transactions that fulfill the Group's hedge accounting requirements are recognized as explained below:

(i)	Fair value hedges

The fair value changes of derivative instruments designated as fair value hedges are recognized in the statement of profit or loss together with the changes in the fair value of the hedged asset or liability. The change in the fair value of the hedged asset or liability is stated together with the related asset or liability during the hedge accounting period. In cases where the hedge no longer fulfills the hedge accounting requirements, the adjustments made to the carrying value of the hedged item are discounted using the effective interest rate method within the time to maturity and recognized in the statement of profit or loss

(ii)	Cash flow hedges

In accordance with TFRS 9 hedge accounting requirements, the Group determines the transactions that provide hedging against changes in the cash flows of a registered asset or liability or transactions that can be associated with a certain risk and that are likely to occur at the date of the derivative contract, which may affect profit or loss due to a certain risk, as cash flow hedges.

The Group recognizes gains and losses on effective cash flow hedges as “gains/(losses) on cash flow hedges and changes in the time value of options” in equity. In the event that the hedged commitment or possible future transaction becomes an asset or liability, the gains or losses related to these transactions, which are recognized as equity items, are taken from these items and included in the acquisition cost or book value of the said asset or liability. Otherwise, the amounts recognized under equity are transferred to the consolidated statement of profit or loss in the period in which the hedged possible future transaction affects the consolidated statement of profit or loss and recognized as profit or loss. Gains or losses related to the effective portion of the change in the intrinsic value of the options are recognized in the cash flow hedge in equity. Changes in the time value of options related to the hedged item (“congruent time value”) are recognized in other comprehensive income and under changes in the time value of options in equity.

Translated into English from the report originally issued in Turkish

30

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(f)	Financial Instruments (cont’d)

Derivative Instruments and Hedge Accounting (cont’d)

(ii)	Cash flow hedges (cont’d)

Amounts accumulated in equity in the period in which the hedged item affects the statement of profit or loss are classified as follows:

- If the hedged item subsequently results in the recognition of a non-financial asset, both the deferred hedge gains and losses and the deferred time value of option contracts or deferred forward contracts, if any, are included in the initial cost of the asset. Deferred amounts are ultimately recognized in profit or loss as the hedged item affects profit or loss.

- The gain or loss on the effective portion of hedging interest rate swaps on floating rate borrowings is recognized in profit or loss at the cost of financing at the same time as the interest expense on hedged loans.

The effectiveness test model may be qualitative, depending on the hedging relationship, only if it is applied prospectively. The 80-125% efficiency range in TAS 39 has been replaced by a target-based test that focuses on the economic relationship between the hedged item and the hedging instrument and the impact of credit risk on this economic relationship.

In accordance with TFRS 9 hedge accounting, the purpose of the hedge accounting model is to ensure that financial reporting more accurately reflects how the Group manages and mitigates its risks. In particular, it is intended to provide a better link between the risk management strategy, hedging logic and the impact of hedging transactions. When a hedging instrument expires, is sold or expires, or no longer meets hedge accounting criteria; the cumulative deferred gain or loss in equity at the relevant time and the deferred costs of hedging and the amounts remaining in equity until the estimated transaction takes place result in the recognition of a non-financial asset. When the forecast transaction is no longer expected to occur, the cumulative gain or loss reported in equity and deferred costs of hedging are reclassified to profit or loss.

Under TFRS 9, the hedging relationship ends when the required criteria are no longer met after rebalancing has been taken into account. Hedge accounting ends when the hedge objective changes, the hedging instrument expires or is sold, terminated or used, when the economic relationship between the hedging instrument and the hedged item ceases, or when credit risk affects fair value changes arising from the economic relationship.

If the Group discontinues hedge accounting for the cash flow hedge, the accumulated amount of losses or gains on the cash flow hedge is recognized as follows:

- If the future cash flows that are hedged are still expected to occur, this amount remains in the cash flow hedge losses or gains until the future cash flows are realized.

Translated into English from the report originally issued in Turkish

31

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)

Derivative Instruments and Hedge Accounting (cont’d)

(ii)	Cash flow hedges (cont’d)

- If a hedging instrument is due, sold, or expires, or does not meet the accounting requirements of a hedge, any deferred gain or loss accumulated until the forecast transaction is realized and any deferred costs currently accumulated in equity, until the recognition of a non-financial asset remains in equity. When such a forecast transaction is no longer expected to occur, the cumulative gain or loss in equity and deferred costs for hedging are immediately reclassified to profit or loss.

(iii)	Hedge of net investments in foreign operations

The Group has hedged its net investment in a foreign operation with a foreign currency loan. The effective part of the gain or loss arising from the hedging instrument related to the net investments in the subsidiaries operating in foreign countries is recognized directly in equity and the ineffective part is recognized in the statement of profit or loss. Tax effects related to translation differences followed under other comprehensive income are also classified under other comprehensive income (Note 35).

The gain or loss on the hedging instrument that relates to the effective portion of the hedge and is recognized directly in equity is recognized in profit or loss on the disposal of the foreign operation.

(g)	Revenue Recognition

The Group generally provides telecommunications services. Products and services are sold to customers as individual or multiple products and/or services under a separate contract. When (or as) a performance obligation is satisfied, the Group recognizes the transaction price corresponding to that performance obligation as revenue. The transaction price is the amount the entity expects to be entitled in exchange for transferring the promised goods or services to the customer. An asset is transferred when (or as) control of an asset is transferred to the customer. Income recorded by the Group as revenue cosists of telecommunications revenues are revenues from postpaid and prepaid lines, revenues from value-added GSM services including voice, data and short message services, device revenues, call center revenues, financial operation revenues and other sales revenues (Note 27). If the Group transfers control of a service over time and thus fulfills telecommunication revenues over time, it recognizes the revenue over time.

Telecommunication services are also offered by pricing together with devices, value-added services and/or other services and products. A good or service promised to a customer is distinct if both of the following criteria are met:

(a) The good or service is capable of being distinct,

(b) The promise to transfer the good or service is distinct within the context of the contract.

Device revenues recognized as revenue where the Group is the prime contractor when significant control and returns on the ownership of the device have been transferred to the buyer, the amount of revenue and the costs incurred or to be incurred in relation to the sale have been measured reliably, collection of sales is probable, and the Group has no effective control over the goods sold or when ownership does not maintain a management activity as generally required.

Translated into English from the report originally issued in Turkish

32

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(g)	Revenue Recognition (cont’d)

The Group, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sale to the subscribers, the instalments of which will be collected by the Group based on the letters of undertaking signed by the subscribers. Based on this undertaking, the dealer assigns the installment receivable arising from the sale of the device to the distributor, and the distributor to the Group. The Group pays the distributor the net present value of the instalments to be collected from the subscribers and recognizes contracted receivables in its statement of financial position. The undue portion of assigned receivables from the distributors which were paid upfront by the Group is classified as “undue assigned contracted receivables” in trade receivables. When monthly installment is invoiced to the subscriber, related portion is presented as “receivables from subscribers”. The Group collects the contracted receivables in installments during the contract period and does not recognize any revenue for the handset in these transactions when the Group does not act as principal for the sale of handset (Note 2.5).

The Group and distributors started to offer the option to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period and does not record revenue related to the device when it does not act as principal for the sale of device (Note 2.5). Revenue from financial operations comprise of interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

Monthly fixed fees represent a fixed amount charged to postpaid subscribers on a monthly basis without regard to the level of usage. Fixed fees are recognized on a monthly basis when billed.

Call center revenues are revenues from call center services provided by Turkcell Global Bilgi and Global Ukraine. Call center revenues are recognized at the time services are rendered during the contractual period.

Volume-related refunds and discounts in international roaming and other services, and other contractual price changes, are taken into account by the payer and the collector, when they are likely to be earned and effective. For this reason, contractual returns and discounts are taken into account, but refunds and discounts at the request of the other party are not taken into account as they do not meet the definitions of assets and liabilities.

“Contract Regarding the Addition of Mobile Broadband Internet Service to the Existing Infrastructure Providing GSM Service and Operation with the Existing Network within the scope of the Universal Service Law” regarding the continuation until 31 December 2021 of the "Contract for the Establishment and Operation of Mobile Communication Infrastructure in Settlements Without Mobile Coverage Area" signed with the Ministry. Mobile broadband internet service will be added to the existing infrastructure in the settlements where mobile communication service is provided through the mobile network infrastructure installed under the first contract, and service will be provided for the operation of the infrastructure together with the existing network. During the year ending on 31 December 2022, the company earned a revenue of 198,313 TL (31 December 2021: 252,049 TL). This amount is classified under telecommunications revenues.

Translated into English from the report originally issued in Turkish

33

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(g)	Revenue Recognition (cont’d)

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. The Group management decides whether the Group is considered to be acting as principal or agent in the transaction based on the following indicators:

a) The company is primarily responsible for fulfilling the promise to provide the specified good or service,

b) The company has inventory risk before the specified good or service has been transferred to a customer ;or after transfer of control to the customer,

c) The company has discretion in establishing the price for the specified good or service.

Such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows. Since the Company acts as principal, revenue and operating costs related to “Contract Regarding the Addition of Mobile Broadband Internet Service to the Existing Infrastructure Providing GSM Service and Operation with the Existing Network within the scope of the Universal Service Law” are reported on a gross basis.

Within the scope of TFRS 15, in the consolidated financial statements, certain contractual costs in customer/subscriber acquisition are deferred and amortized over the life of the contract and as the revenue is realized.

When either party fulfills the contract, the Group presents the contract as a contract asset or contractual liability in the statement of financial position, depending on the relationship between the Group's performance and the customer's payment. The Group presents its unconditional rights regarding the price separately as a receivable. Before the Group transfers a good or service to the customer, if the customer pays the consideration or the Group has the right to receive the consideration (ie a receivable) unconditionally, the contract is presented as a contractual obligation on the date the payment is made or the payment is due (whichever is earlier). The contractual obligation is the Group's obligation to transfer the goods or services to the customer in return for the amount it collects (or is entitled to collect) from the customer. In cases where the Group performs its performance by transferring goods or services to the customer before the customer pays the price or before the payment is due, the Group presents the contract as a contract asset (excluding the amounts presented as receivables). A contract asset is the Group's right to receive consideration for goods or services transferred to the customer. The group assesses the contract asset for impairment in accordance with TFRS 9. The impairment of a contract asset is measured, presented and disclosed on the same basis as a financial asset within the scope of TFRS 9

Translated into English from the report originally issued in Turkish

34

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(h)	Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred. Identifiable assets acquired and liabilities assumed are accounted for at their fair values at the date of purchase, with certain exceptions.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree (if any), and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

When a business combination is achieved in stages, the Group's previously held equity interest in the acquiree is remeasured to fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

The measurement period is the period after the acquisition date during which the acquirer can adjust the temporary amounts recognized in the business combination. The measurement period provides the acquirer with a reasonable time frame to allow it to collect the information necessary to determine and measure the following as of the acquisition date in accordance with the requirements of TFRS, which cannot exceed one year from the acquisition date:

(i)	identifiable assets acquired, liabilities assumed and, if any, non-controlling interests (minority interests) in the acquiree;
(ii)	consideration transferred to the acquiree (or other amount used to measure goodwill);
(iii)	equity interests in the acquiree previously held by the acquirer in a business combination accomplished in stages; and
(iv)	Consequential goodwill or gain on bargain purchase.

Goodwill

Goodwill arising from an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

For impairment testing, goodwill is allocated to the Group's cash-generating units (or groups of cash-generating units) that expect to benefit from the synergies brought about by the acquisition.

The cash-generating unit to which the goodwill is allocated is tested for impairment annually. Where there are indications that the unit is impaired, impairment testing is performed more frequently. If the cash-generating unit's recoverable amount is less than its carrying amount, the impairment allowance is first set aside from the goodwill allocated to the unit, then the carrying amount of the assets in the unit is reduced. Impairment provision for goodwill is recognized directly in the consolidated statement of profit or loss. Provision for impairment of goodwill is not reversed in subsequent periods.

On disposal of the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Translated into English from the report originally issued in Turkish

35

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(i)	The Effects of Changes in Foreign Exchange Rates

When converting foreign currency transactions to TL, the Group takes the relevant exchange rates valid at the date of the transaction as a basis. Monetary assets and liabilities in foreign currencies in the statement of financial position are translated into TL using the exchange rates at the reporting date. Non-monetary assets and liabilities in foreign currency denominated at their fair values are translated into TL at the exchange rate of the day their fair value is determined.

Exchange differences are recognized in profit or loss in the period in which they occur, except as follows:

•	Exchange differences related to assets under construction for future use and included in the cost of such assets, treated as an adjustment to interest costs on foreign currency denominated liabilities,
•	Exchange differences arising from monetary debts and receivables from foreign operations that form part of the net investment in foreign operations, recognized in translation reserves and attributed to profit or loss on the sale of the net investment.

Subsidiaries whose functional currency is not the currency of a hyperinflationary country are translated into TL at the closing rates as of the reporting date, excluding those resulting from the assets, liabilities and recognized income and expense of the period. Equity items are translated into TL based on the exchange rates on the transaction date. Income and expenses recognized in the financial statements during the period are also converted into TL based on the monthly average exchange rates. All differences resulting from this transaction are shown in “Currency Translation Reserve” in equity.

Foreign currency exchange differences are recognized in equity if they relate to qualifying cash flow hedging instruments and net investment hedging instruments in a foreign subsidiary or are attributable to a portion of the net investment in a foreign business. Foreign exchange gains and losses are statement in the statement of profit or loss by netting off under financial income and financing costs.

(j)	Earnings Per Share

Earnings per share stated in the consolidated statement of profit or loss is calculated by dividing the net profit of the parent company shares by the weighted average number of shares outstanding during the relevant period, excluding the repurchased shares.

Companies in Turkey can increase their capital by distributing shares (bonus shares) to their existing shareholders from their retained earnings and equity inflation adjustment differences in proportion to their share in the capital. Such bonus share distributions are treated as issued shares in earnings per share calculations. Accordingly, the weighted average number of shares used in these calculations is calculated by taking into account the retrospective effects of the aforementioned share distributions.

(k)	Events After the Reporting Period

Events after the reporting period covers all events between the reporting date and the date the consolidated financial statements are authorized for issue, even if they arise after any announcement regarding profit or other selected financial information has been made public.

The Group adjusts the amounts included in the consolidated financial statements in accordance with this new situation, in case of occurrence of events requiring adjustment after the reporting date. Non-adjusting events after the reporting date, if material, are disclosed in the notes to the consolidated financial statements.

Translated into English from the report originally issued in Turkish

36

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(l)	Provisions, Contingent Assets and Liabilities

The Group Management makes a provision in the accompanying consolidated financial statements in cases where there is a present legal or constructive obligation arising from past events, it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation and the amount of the said obligation can be reliably estimated. Contingent liabilities are evaluated on an ongoing basis to determine whether it is probable that resources with economic benefits will exit the COmpany. It is disclosed in the notes to the financial statements, except when the probability of outflow of resources embodying economic benefits is remote. If it becomes probable that economic benefits will flow into the business, it is disclosed in the notes to the financial statements regarding the contingent asset.

If it is almost certain that the economic benefit will flow into the Company, the asset and related income are recognized on the date of the change.

Propert, plant and equipment dismantling, transportation and restoration obligations

The Group has obligations for dismantling, transportation and restoration of property, plant and equipments. Dismantling costs are calculated by discounting the fair future cash flows determined by reliable estimates to the reporting date with a pre-tax discount rate determined by taking into account the time value of money and the effects of risks related to the liability in current market conditions.

(m)	Government Grants and Aids

Government grants and aids are recognized at their fair values when there is a reasonable assurance that these grants and aids will be received and that the Group meets the conditions that it is obliged to comply with.

Government grants for costs are recognized as revenue on a consistent basis over the relevant periods when they match the costs they will cover.

Government grants and aids related to property, plant and equipments are classified under non-current liabilities as deferred grants and aids and are credited to the statement of profit or loss by applying straight-line depreciation method over their useful lives. Government grants to cover previously incurred expenses or losses are recognized in profit or loss when they become collectible.

(n)	Taxes on Corporate Income

Income tax liability on profit for the period includes current period tax and deferred tax.

Current period liability includes tax liability calculated over the taxable portion of the profit for the period with tax rates enacted at the reporting date.

Deferred tax assets or liabilities are determined by calculating the tax effects of temporary differences between the values of assets and liabilities stated in the financial statements and the amounts taken into account in the legal tax base calculation, according to the statement of financial position method. The main temporary differences arise from the recognition of income and expenses in the financial statements and in different reporting periods according to tax laws, and capitalization, depreciation and amortization differences related to property, plant and equipment and intangible assets.

Translated into English from the report originally issued in Turkish

37

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(n)	Taxes on Corporate Income (cont’d)

Deferred tax assets or liabilities are recognized in the accompanying consolidated financial statements at the rate of increase and decrease in the tax amounts to be paid in the future periods when the temporary differences will disappear (Note 32). A deferred tax asset is recognized when it is probable that tax benefits will be available in future periods. It is deleted from the relevant asset to the extent that it is understood that this receivable can no longer be utilized.

Interest and penalties related to current tax are classified according to their nature in the statement of profit or loss.

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax assets and liabilities and deferred tax balances are subject to the same tax authority. Current tax assets and tax liabilities are offset when the entity has a legal right to offset and is settled net, or when it simultaneously accrues assets and intends to settle liabilities.

Current and deferred tax are recognized in the statement of profit or loss, except when related to an item recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The Group may be entitled to claim special tax deductions for its investments in qualifying assets or on qualifying expenditures. The Group recognizes such appropriations as tax receivables, which means that appropriations reduce income tax payable and current tax expense. A deferred tax asset is carried as an unclaimed tax receivable.

(o)	Employee Benefits/Termination Indemnity

According to the laws in force, the Group is obliged to make a certain lump sum payment to the employees whose employment is terminated due to retirement or for reasons other than resignation and behaviors specified in the labor law. The said payment amounts are calculated based on the termination indemnity ceiling valid at the relevant date. Provision for termination indemnity, future liabilities due to retirement of all employees are calculated according to their net present value and recognized in the accompanying consolidated financial statements. The provision for termination indemnity has been calculated by an independent actuarial consultancy company using the projected unit credit method.

Payments made for employees leaving the senior management level are accounted for in other operating expenses.

Translated into English from the report originally issued in Turkish

38

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(p)	Retirement Plans

Assets related to retirement plans are kept separately from the Group's consolidated financial statements. The Group's obligation for retirement plans is to pay certain fixed contributions. Payments made are recognized as expense in the relevant period.

(r)	Share Based Payments

The Group has cash-based (cash-paid) share-based benefit plans for service received from its employees. In the case of share-based payment transactions to be settled in cash, the relevant liability amount is measured at the fair value of the debt assumed. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period and also at the date of redemption, and any changes in fair value are recognized in profit or loss. Share-based payment transactions to be settled in cash are subject to the fulfillment of certain vesting conditions.

(s)	Employee Bonus Provisions

Employee bonus provisions are calculated when the Group has an obligation arising from its legal or constructive acceptance or because the practice has been in existence for a while, and the Group makes a reliable estimate of this obligation.

(t)	Capital

Ordinary shares are classified in equity. Costs associated with the issuance of new shares are recognized in equity, less the tax effect, less the amount collected.

(u)	Dividend Income

Dividend income from equity investments is recognized in the consolidated financial statements when the shareholders' right to receive dividends arises.

(v)	Dividend Payables

Dividend payables are recognized as a liability in the consolidated financial statements in the period they are declared as part of the profit distribution.

(y)	Interest Income

Interest income is accrued in the relevant period based on the effective interest method, which brings the remaining principal balance and estimated cash inflows to the net book value of the related financial asset during its expected life.

(z)	Borrowing Costs

In the case of assets that take significant time to get ready for use or sale, borrowing costs directly attributable to their acquisition, construction or production are included in the cost of the asset until it is ready for use or sale.

All other borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

Translated into English from the report originally issued in Turkish

39

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(aa)	Non-Current Assets Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount will be recovered through a sale transaction rather than through continuing use and when the probability of sale is considered high.

An impairment loss is recognized initially or later when the value of an asset (or disposal group) is reduced to its fair value less costs to sell. Any subsequent increases in the fair value of an asset (or a disposal group) are recognized as a gain, provided they do not exceed any accumulated impairment losses previously recognized.

Gains or losses of an asset (or a disposal group) that were not previously recognized until the day of sale are recognized as of the day the related asset is derecognised.

A non-current asset classified as held for sale and assets in a disposal group classified as held for sale are stated separately from other assets in the statement of financial position.

Discontinued operation is a component of an entity that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations, or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale. Results of discontinued operations are presented separately in the statement of profit or loss.

(ab)	Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

(a) The contract contains an identified asset; an asset is usually identified by being explicitly or implicitly specified in the contract.

(b) A functional portion of the asset is physically distinct or represents nearly all of the asset's capacity.

(c) The asset is not defined if the supplier has a substantive right to substitute the asset and derive economic benefits from it.

(d) Having the right to derive substantially all of the economic benefits from the use of the identified asset.

(e) Having the right to manage the use of the identified asset. If these decisions are predetermined; the Group has the right to operate the asset or, the Group designed the asset in a way that predetermines how and for what purpose it is used.

Translated into English from the report originally issued in Turkish

40

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(ab)	Leases (cont’d)

The Group has the right to manage the use of the asset in the following cases:

i)	The Group has the right to operate the asset (or direct others to operate the asset as it determines) throughout the period of use and the supplier does not have the right to change these operating instructions; or
ii)	The Group has designed the asset (or certain features of the asset) to predetermine how and for what purpose the asset will be used throughout its useful life.

The Group as a Lessee

Right-of-use asset

The Group recognizes a right-of-use asset and a lease liability in its financial statements at the commencement date of the lease.

The right-of-use asset is initially recognized using the cost method and includes:

(a) Amount of the initial measurement of the lease liability,

(b) Any lease payments made at or before the commencement date, less any lease incentives received,

(c) Any initial direct costs incurred by the Group and

(d) An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

When applying the cost method, the Group measures the right-of-use asset:

(a) less accumulated depreciation and accumulated impairment losses; and

(b) at cost adjusted for the remeasurement of the lease liability.

While depreciating the right-of-use asset, the Group applies the depreciation provisions of TAS 16 Property, Plant and Equipments. If the supplier transfers ownership of the underlying asset to the Group at the end of the lease term, or if the cost of the right-of-use asset indicates that the Group will exercise a call option, the Group depreciates the right-of-use asset from the date the lease actually began to the end of the useful life of the underlying asset. In other cases, the Group depreciates the right-of-use asset over the shorter of the asset's useful life or the lease term, starting from the actual commencement date of the lease.

The Group applies TAS 36 Impairment of Assets to determine whether the right-of-use asset is impaired and to recognize any identified impairment losses.

Translated into English from the report originally issued in Turkish

41

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(ab)	Leases (cont’d)

Lease obligation

At the commencement date of the lease, the Group measures the lease liability at the present value of the lease payments not paid at that date. Lease payments are discounted using the implied interest rate on the lease, if that rate can be easily determined. If this rate cannot be easily determined, the Group uses its own alternative borrowing rate.

At the commencement date of the lease, the lease payments included in the measurement of the lease liability consist of the following payments for the right to use the underlying asset during the lease term, which were not paid at the commencement date of the lease:

(a) the amount obtained by deducting any lease incentive receivables from the fixed payments;

(b) variable lease payments based on an index or rate, initially measured using an index or rate at the commencement date of the lease;

(c) the exercise price of the call option if the Group is reasonably confident that it will exercise; and

(d) penalties for termination of the lease if the lease term indicates that the Group will exercise an option to terminate the lease.

After the actual commencement date of the lease, the Group measures the lease liability as follows:

(a) Increase the carrying amount to reflect the interest on the lease liability;

(b) Reduce its carrying amount to reflect lease payments made; and

(c) Remeasure book value to reflect reassessments and restructurings or to reflect revised lease payments that are fixed in substance.

The interest on the lease liability for each period in the lease term is the amount found by applying a fixed periodic interest rate to the remaining balance of the lease liability. The periodic rate of interest is the implied rate of interest in a lease, if it can be easily determined. If this rate cannot be easily determined, the Group uses its own alternative borrowing rate.

After the lease actually commenced, the Group remeasures the lease liability to reflect changes in lease payments. The Group recognizes the remeasurement amount of the lease liability as an adjustment to the right-of-use asset in its financial statements.

The Group remeasures the lease liability by discounting the revised lease payments at a revised discount rate if one of the following situations occurs:

(a) There is a change in the lease term. The Group determines the revised lease payments based on the revised lease term.

(b) There is a change in the assessment of the option to purchase the underlying asset. The Group determines the revised lease payments to reflect the change in the amounts payable under the option to buy.

The Group uses the revised discount rate for the remainder of the lease term as this rate if the implied interest rate in the lease can be easily determined; If it cannot be determined easily, it is determined as the alternative borrowing interest rate of the Group at the date of reassessment.

Translated into English from the report originally issued in Turkish

42

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(ab)	Leases (cont’d)

Lease obligation (cont’d)

The Group remeasures the lease liability by discounting the revised lease payments if one of the following situations occurs:

(a) a change in the amounts expected to be paid under a residual value commitment. The Group determines the revised lease payments to reflect the change in the amounts expected to be paid under the residual value commitment.

(b) a change in those payments as a result of a change in an index or rate used to determine future lease payments. The Group remeasures the lease liability to reflect those revised lease payments only when there is a change in cash flows.

The Group determines the revised lease payments for the remaining lease term based on the revised contractual payments. The Group then uses an unmodified discount rate.

The Group recognizes for the restructuring of the lease as a separate lease if both of the following conditions are met:

(a) the restructuring expands the scope of the lease by adding the right to use one or more of the underlying assets; and

(b) the rental price increases by the amount of appropriate adjustments to that stand-alone price to reflect the stand-alone price of the increase in coverage and the terms of the relevant contract.

The Group as a lessor

The Group classifies each of the leases as operating leases or finance leases.

A lease is classified as a finance lease if substantially all the risks and rewards of ownership of the underlying asset are transferred, otherwise as an operating lease.

For a contract that includes a lease component and one or more additional lease or non-leasing components, the Group allocates the contract price by applying TFRS 15, “Revenue from contracts with customers”.

(ac)	Financial Investments

If the Group has investments in associates, some of which are held indirectly through venture capital firms or similar businesses that include funds, investment trusts and investment insurance funds, the Group can choose to measure this part of the investment in associates as at fair value through profit or loss in accordance with TFRS 9. In this case, it is not taken into account whether the venture capital institution or similar enterprises covering the fund, investment trust and investment insurance funds have a significant effect on this part of the investment. The entity makes this choice separately for each associate or joint venture when recognizing the associate or joint venture for the first time. If the Group makes such a choice, the equity method is applied to the remainder of the investment in associates that are not held through a venture capital institution or similar businesses including funds, investment trusts and investment insurance funds (Note 34).

Translated into English from the report originally issued in Turkish

43

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(ad)	Financial Risk Management

The Group practice envisages meeting the needs of the centrally managed Group through capital increase and/or lending in line with predetermined debt/equity ratios. The Group borrows long and short term according to its financing needs and market forecasts. Different money market products are also evaluated from time to time, such as debt products, basic commercial bank loans, and bond issuance in order to maintain resource diversity. The Group determines the fair values of financial and non-financial assets and liabilities in accordance with its accounting policies and disclosures in the footnotes (Note 2.6).

In all borrowing transactions, it is taken into consideration the Group's credit ratings and basic financial borrowing ratios are not adversely affected.

The Group is exposed to the following risks from the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

Note 38 provides information about the Group's objectives, policies and processes regarding the assessment and management of each of the above risks, and the Group's capital management.

The Group's risk management policies have been established to identify and analyze the risks faced by the Group, to determine appropriate risk limits and controls, and to monitor adherence to these limits. Risk management policies and systems are constantly reviewed to reflect the Group's activities and changes in market conditions.

Credit Risk

Arises from the failure of a customer or counterparty to fulfill the terms of the agreement regarding financial instruments, and financial losses that may arise from the Group's receivables and financial investments constitute credit risk.

Group management has an existing credit risk policy to monitor credit risk. The Group can obtain collateral for its financial assets. In addition, the Group requests letters of guarantee from unrelated parties for certain projects and contracts, and may request mortgages for the loans it has given to provide financing.

In order to observe the credit risk arising from the receivables from the subscribers, the Group divides the subscribers into groups according to the prospective credit loss model, taking into account the payment terms, the financial difficulties that the Group has experienced before in collection and their aging profiles. Most of the trade receivables are related to the receivables from the subscribers. The credit risk of the Group's trade receivables mainly arises from the personal payment characteristics of its postpaid customers.

Investments are evaluated in liquid financial instruments. Bank limits are determined by credit ratings given by reliable rating institutions and their paid-in capital. Credit ratings and paid-in capital amounts are reviewed on a monthly basis.

Transactions related to derivatives and similar instruments are carried out with national and international banks with which the Group has signed international contracts and whose credit ratings are sufficient.

Translated into English from the report originally issued in Turkish

44

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.4	Summary of Significant Accounting Policies (cont’d)
(ad)	Financial Risk Management (cont’d)

Credit Risk (cont’d)

As of the reporting date, the Group has no significant credit risk concentrated in a particular party. The Group's maximum exposure to credit risk is reflected by presenting all financial assets, including derivative instruments, with their carrying values in Note 38 in the consolidated statement of financial position.

The Group makes provision for doubtful receivables for the balance of trade receivables and contract assets arising from sales of goods and services to show the estimated loss. This provision has been calculated considering possible collection problems and past experience arising from trade and contract assets receivables.

As per its policy, the Group only provides financial guarantees to its subsidiaries and distributors (Note 21).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its future financial obligations. The Group's liquidity risk is managed by obtaining sufficient financing opportunities from various financial institutions in a way that will not harm the Group or damage its reputation, in order to meet its current and potential debt requirements under normal conditions or in crisis situations. Liquidity risk is managed using sufficient cash and cash equivalents to cover expected operational expenses, including financial liabilities.

Market risk

It is the risk that changes in the money market, such as exchange rates, interest rates or the prices of instruments traded in the securities markets, will change the Group's income or the value of its financial assets. Market risk management aims to optimize risk return while controlling exposure to market risk within acceptable limits. The Group uses derivative financial instruments to manage market risk. All trading transactions are carried out in accordance with the Group's treasury and risk management policy.

(i)	Exchange rate risk

The Group is exposed to foreign currency risk due to various income and expense items in foreign currencies such as wholesale income and expenses, some operational expenses, network costs and foreign currency debts, receivables, financial liabilities arising from them, financial liabilities arising from investment agreement related to BeST acquisition. The majority of other currencies that the Group carries out transactions consist of the US Dollar, Euro and Chinese Yuan.

Keeping a large portion of the cash portfolio in foreign currency is one of the methods used in managing currency risk. In addition, the Group has been a party to various forward contracts, swap (barter contract) and option contracts in order to control the risk arising from fluctuations in foreign exchange rates, and hedging accounting has been applied since 1 July 2018 (Note 35). Additional information on the Group's foreign exchange sensitivity is provided in Note 38.

Translated into English from the report originally issued in Turkish

45

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.5	Critical Accounting Judgements, Estimates and Assumptions (cont’d)
(ad)	Financial Risk Management (cont’d)
(ii)	Interest rate risk

Interest rate risk arises from financial assets and liabilities. The Group manages its financial liabilities by making an appropriate distribution between fixed and variable-rate debts. Variable-rate debts can be converted into fixed-rate debts, taking into account the market forecasts, the Group's maturity needs, and short and long-term interest rate expectations. The use of derivative financial instruments is managed in line with the Group's treasury and risk policy, in which the written principles regarding the use of derivative financial instruments are approved by the Audit Committee in accordance with the Group's risk management strategy.

2.5	Critical Accounting Judgements, Estimates and Assumptions

The preparation of the consolidated financial statements in accordance with TFRS requires the Group Management to make certain assessments, estimates and assumptions that will affect the application of accounting policies and reported items such as assets, liabilities, income and expenses. However, actual results may differ from the estimates made.

Estimates and assumptions are reviewed periodically. The effects arising from changes in accounting estimates are taken into account in the current period and in future periods that may be affected by this estimate.

Estimates and assumptions that may cause significant adjustments in the carrying values of assets and liabilities in the Company's consolidated financial statements in the next reporting period are set out below.

Provision for doubtful trade receivables

The Group allocates provision for doubtful receivables for the estimated losses caused by the inability of its customers and subscribers to make the necessary payments. The Group calculates provision for doubtful receivables according to the prospective credit loss model. In this context, the loss is weighed according to the probabilities of realization and it evaluates how economic factors affect the expected credit loss. The provision is revised periodically. The provision expense calculated for trade and other receivables is calculated over the percentages determined for the aging group in which the receivable is included and increasing as the receivables age.

Capitalization and useful lives of assets

The Group evaluates the nature of the capitalized asset for its property, plant and equipment and intangible assets within the scope of TAS 16 and TAS 38 standards, and accordingly, the related assets are capitalized when they are ready for use.

The residual values and useful economic lives of the Group's assets are determined by the Group Management at the acquisition date of the asset and are regularly reviewed for appropriateness. The group determines the useful life of an asset by considering the estimated benefits of that asset. This assessment is based on the Group's experience with similar assets. When determining the useful life of an asset, the Group also considers the situation when the assets become technically and/or commercially unavailable as a result of changes or developments in the market. The useful lives of GSM and other telecommunication business licenses depend on the validity period of the license agreements.

Translated into English from the report originally issued in Turkish

46

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.5	Critical Accounting Judgements, Estimates and Assumptions (cont’d)

Gross and net presentation of revenue

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. The Group Management decides whether the Group sells goods or services as a principal or as an agent by analyzing both the legal form and content of the agreements between the Group and its business partners. Such decisions affect reported revenue and operational expenses; however, it has no impact on reported assets, liabilities and cash flow.

Contracted handset sales

Company, distributors and dealers; organizes joint campaigns for subscribers, where the distributor and/or dealer sells devices, and the Company provides communication services.

The management does not recognize revenue related to the device by evaluating the following issues:

•      The Company is not the main contractor in device sales,

•      The Company has no control over device sales prices,

•      The Company does not have stock risk.

Multi-element contracts

In multi-element contracts where the Group is the main contractor, each element in the package is considered as separate parts that can be separated from each other if their fair value can be measured reliably and has a distinct value to the customer, and is recognized separately, provided that the revenue elements of each have been realized. The total price obtained from the package is distributed to the products and services in proportion to the fair values of the elements in the package and revenue is recognized.

Tax expense

In case of any disputes with tax institutions, tax expense calculation, estimation and evaluations are required for the items whose tax calculation method cannot be determined exactly until a decision is taken from the relevant authorities or until the end of the legal process.

As part of the preparation of the consolidated financial statements, the Group is responsible for estimating taxes for each country in which operations are conducted. This process includes estimating the deferred tax asset or liability by evaluating temporary timing differences calculated from adjustments made for reporting purposes such as current tax expenses, deferred income and accruals. Group Management records deferred tax assets when they can be deducted from future taxable income.

A deferred tax asset is recognized when it is probable that tax benefits will be available in future periods. Therefore, the separation of the deferred tax receivable depends on the estimation of the financial performance in the future periods.

Translated into English from the report originally issued in Turkish

47

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.5	Critical Accounting Judgements, Estimates and Assumptions (cont’d)

Provisions, contingent assets and liabilities

As detailed in Note 20, the Group has become a party to multiple investigations, examinations and lawsuits, both as defendant and plaintiff, within the scope of its ordinary activities during the period. All these investigations, examinations and lawsuits are reflected in the consolidated financial statements or related notes by the Group Management by evaluating the paragraph 91 of TAS 37 “Provisions, Contingent Liabilities and Contingent Assets” standard. Future results of these investigations, examinations and lawsuits may differ from the Group's assessments. As a result of the evaluations made under the current conditions as of the reporting date, the Group Management is of the opinion that the necessary information is presented in the accompanying consolidated financial statements in order to ensure that appropriate accounting criteria and measurement principles are applied to provisions, contingent liabilities and contingent assets and that financial statement users understand their nature, timing and amount.

Annual impairment assessment

The group annually evaluates whether there is any indication that an asset is impaired. If such an indication exists, the recoverable amount of that asset is determined by its fair value less costs to sell.

Fair value determination process

Some of the Group's assets and liabilities are measured at fair value for financial reporting purposes. Observable market information is used whenever possible to measure fair value. The valuation method and the inputs used in determining the fair value are explained in Note 2.6.

2.6	Fair Value Measurement

The Group determines the fair values of financial and non-financial assets and liabilities in accordance with some accounting policies and explanations in the notes. Fair values have been determined by using the methods stated below for finding the values of financial and non-financial assets and liabilities in the financial statements and/or explanations in the notes. If necessary, the assumptions used in determining fair values are explained in the related notes.

(i)                 Investment properties

The fair values of investment properties are calculated by an independent valuation company authorized by the CMB, with various methods (income approach and market comparison or evaluation of any or all of these methods together), taking into account the applicability of these methods in the relevant real estates. The value of investment properties generally differs according to the valuation method.

For this reason, the valuation company makes an evaluation with a reasonable method by comparing the valuation results calculated with different methods and the differences. The independent valuation company estimates the fair value of the investment property reflecting the market conditions at the reporting date, according to the valuation method used.

(ii)               Financial investments

The fair values of financial investments are determined based on the selling prices quoted on the stock exchange or on the basis of their market value, which is not quoted in the over-the-counter exchange.

Translated into English from the report originally issued in Turkish

48

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.6	Fair Value Measurement (cont’d)

(iii)             Trade and other receivables and receivables from finance sector operations

The fair values of receivables from trade, other and financial sector operations are determined by discounting the present values of future cash flows to the reporting date with market interest rate.

(iv)              Derivative instruments

The fair values of forward, option, interest and currency swap transactions are determined by using market interest rates and CBRT exchange rates data on the valuation date, valuation methods and pricing instruments in line with market standards. If quoted market values are not available, the fair value is determined by discounting the difference (profit/loss) between the forward price of the forward foreign currency contract and the current exchange rate at the contract maturity, using the risk-free investment interest rate at the reporting date.

The fair value of interest rate and currency swaps is calculated as the difference between the risk-free investment rate of the legs in the swap cash flow and the CBRT rates and their discounted values. The fair value of option transactions is determined by using option pricing models.

(v)	Non-derivative financial liabilities

Fair values stated in the notes are determined by discounting future cash flows related to principal and interest to the reporting date with market interest rate. Fair values of lease liabilities are discounted using the implied interest rate on the lease, if it can be easily determined. If this rate cannot be easily determined, the Group uses its own alternative borrowing rate.

2.7	New and Amended Standards and Interpretations
a)	Standards, amendments and interpretations applicable as at 31 December 2022:

Amendment to TFRS 16, ‘Leases’ – COVID 19 related rent concessions extension of the practical expedient (effective as of 1 April 2021); Due to the COVID 19 pandemic, some privileges have been provided to lessees in rent payments. In May 2020, with the amendment published in the TFRS 16 Leases standard, IASB introduced an optional expedient practice for the lessees not to evaluate the concessions granted due to COVID 19 in the lease payments, whether there is a change in the lease. On 31 March 2021, IASB published an additional amendment to extend the date of expedient implementation from 30 June 2021 to 30 June 2022. Lessees may choose to account for such lease concessions in accordance with the terms that would apply in the absence of a lease modification. This ease of application often causes the lease concession to be recognized as a variable lease payment during periods when the event or condition that triggers the reduction in lease payments occurs.

A number of narrow-scope amendments to TFRS 3, TAS 16, TAS 37 and some annual improvements on TFRS 1, TFRS 9, TAS 41 and TFRS 16; effective from Annual periods beginning on or after 1 January 2022.

o	Amendments to TFRS 3 ‘Business combinations’; this amendment updates a reference in TFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Translated into English from the report originally issued in Turkish

49

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.7	New and Amended Standards and Interpretations (cont’d)
a)	Standards, amendments and interpretations applicable as at 31 December 2022 (cont’d):
o	Amendments to TAS 16 ‘Property, plant and equipment’; this amendment prohibits a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.

o	Amendments to TAS 37 ‘Provisions, contingent liabilities and contingent assets’; this amendment specifies which costs a company includes when assessing whether a contract will be loss-making.

b)	Standards, amendments and interpretations that are issued but not effective as at 31 December 2022:

TAS 1, Application Statement 2, and narrow changes to TAS 8; Effective for annual reporting periods beginning on or after 1 January 2023. These amendments are intended to improve accounting policy disclosures and help financial statement users distinguish between changes in accounting estimates and changes in accounting policies.

TAS 12, Amendment to deferred tax on assets and liabilities arising from a single transaction; Effective for annual reporting periods beginning on or after 1 January 2023. These amendments require deferred tax recognition on transactions that cause equal amounts of taxable and deductible temporary differences when first recognized by companies.

TFRS 16, Sale and leaseback transactions; Effective for annual reporting periods beginning on or after 1 January 2024. These amendments include the sale and leaseback requirements in TFRS 16 that describe how an entity accounts for a sale and leaseback transaction after the transaction date. Sales and leaseback transactions where some or all of the lease payments consist of variable lease payments that are not tied to an index or rate are likely to be affected.

TAS 1, Amendment to the long-term obligations, which are the terms of the contract; Effective for annual reporting periods beginning on or after 1 January 2024. These amendments clarify how conditions that an entity must comply with within twelve months of the reporting period affect the classification of a liability.

TFRS 17, 'Insurance Contracts', as amended in December 2021; Effective for annual reporting periods beginning on or after 1 January 2023. This standard replaces TFRS 4, which currently allows for a wide variety of applications. TFRS 17 will fundamentally change the accounting of all entities that issue insurance contracts and investment contracts with discretionary participation features.

2.8	Comparative Information and Revision of Prior Period Financial Statements

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable the monitor the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed.

Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when necessary and significant differences are disclosed.

Translated into English from the report originally issued in Turkish

50

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS (cont’d)
2.8	Comparative Information and Revision of Prior Period Financial Statements (cont’d)

In its consolidated financial statements as of 31 December 2021, the Company has classified the short-term trade receivables from non-related parties amounting to 30,075 TL as short-term trade receivables from related parties.

The reclassification has no effect on the consolidated statement of profit or loss and cash flow statement.

2.9	Developments in the Current Period

Developments regarding the operations in Ukraine

The company's subsidiaries Lifecell, UkrTower, Global LLC and Paycell LLC provide telecommunications services, telecommunications infrastructure management, customer relationship management and mobile payment services in Ukraine, respectively. The Group's Ukraine operations constitute approximately 8.9% of the consolidated net sales and 14% of the consolidated non-current assets for the period ended 31 December 2022.

With the start of the Russia-Ukraine war on 24 February 2022, uncertainties have emerged regarding the Group's activities in Ukraine. The impact of this situation on the Group's operations is closely monitored, and corporate action plans regarding the continuation of operations and the safety and health of Group employees are updated instantly according to developments. As of the end of December 2022, 92% of the daily average stores across the country are open. The ratio of telecommunications equipment and revenue generated in the territory currently occupied by Russia to the total Group's telecommunications equipment and total revenue in Ukraine is at a low level. Banking systems continue to operate in the country. Liquidity is mostly held in creditor banks, and the cash position is suitable for the continuation of operations. The occupation is not expected to have any impact on the going concern of the Group. As of 31 December 2022, the network and other equipment in the regions under Russian control and active military operations and in Ukraine-controlled regions that have not operated for more than 92 days have been impaired. As of 31 December 2022, the amount of impairment recognized in the consolidated financial statements is 214,210 TL. A general impairment assessment has been made and it has been concluded that there is no need for an impairment test (Note 18).

3	BUSINESS COMBINATIONS

The Company's subsidiary Turkcell Enerji has signed a Share Transfer Agreement to acquire the entire shares of Boyut Grroup Enerji Elektrik Uretim ve Insaat Sanayi ve Ticaret A.S. ("Boyut Enerji") on 6 July 2021. The respective transaction is based on an enterprise value of 29,600 USD. After adjusting for the net debt of Boyut Enerji, the Group made a payment of 10,972 USD. 500 USD of this amount shall be paid after two-years as from the agreement date. The control power of Boyut Enerji has transferred to the Group as of 18 August 2021. At the time the financial statements were authorized for issue, goodwill, identifiable assets and liabilities has been accounted in accordance with TFRS 3, “Business Combinations.

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows:

Total consideration amount	95,534
-Cash consideration amount	92,259
-Contingent and deferred consideration amount (Note 25)	3,275
Net asset acquired	(87,123)
Goodwill (Note 15-17)	8,411

Translated into English from the report originally issued in Turkish

51

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	BUSINESS COMBINATIONS (cont’d)

The fair values of identifiable net assests in accordance with TFRS 3 arising from the acquisition are as follows:

Cash and cash equivalents	5,556
Other current assets	5,737
Property, plant and equipment (Note 14)	103,933
Intangible assets (Note 15)	182,881
Other non-current assets	166
Borrowings (Note 36)	(151,892)
Trade and other payables	(9,233)
Deferred tax liabilities (Note 32)	(48,755)
Other liabilities	(1,270)
Fair value of total identifiable net assets (100%)	87,123

The details of cash outflow due to acquisition are as follows:

Total consideration - cash	92,259
Cash and cash equivalents - acquired	(5,556)
Cash outflow due to acquisition (net)	86,703

4	SEGMENTAL REPORTING

In accordance with its integrated communication and technology services strategy and economic integrity, Group divides its main business segments into three groups as “Turkcell Turkey”, “Turkcell International” and “Techfin”. While some of these strategic segments offer the same types of services, they are regularly review by the chief operating decision maker function according to their resource allocation and performances because they operate in different geographical locations and are affected by different economic conditions. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkey reportable segment includes the operations of Turkcell, Turkcell Superonline, Turkcell Satış’s digital business services, Turkcell Dijital, Dijital Eğitim, Turkcell Global Bilgi intra-group operations, Turktell,Atmosware Teknoloji, Turkcell Teknoloji, Global Tower, Rehberlik Hizmetleri, Turkcell Gayrimenkul, Lifecell Dijital Servisler, Lifecell Bulut, Lifecell TV, Lifecell Müzik ve BiP A.Ş.

Turkcell International reportable segment includes the operations of Lifecell, BeST, Kıbrıs Telekom, Eastasia, Lifecell Ventures, Beltel, UkrTower, Global Ukrayna, Paycell Europe, Lifetech, Beltower, Lifecell Digital, Yaani ve BiP B.V.

Translated into English from the report originally issued in Turkish

52

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	SEGMENTAL REPORTING (cont’d)

Techfin reportable segment includes the operations of Turkcell Finansman, Turkcell Ödeme, Turkcell Sigorta, Turkcell Dijital Sigorta, Paycell Europe ve Paycell LLC.

Other reportable segment mainly comprises non-Group call center operations of Turkcell Global, Turkcell Satış’s other operations, Turkcell Enerji, Boyut Enerji and Turkcell GSYF’s operations.

Information about segments is presented at below. The Board primarily uses EBITDA (earnings before interest, tax, depreciation and amortization) to assess the performance of the operating segments. EBITDA is calculated by the Group by adding depreciation and amortization to the net amount of sales revenue, cost of sales, marketing and general administrative expenses. Reconciliation of EBITDA to the consolidated profit for the period is included in the accompanying notes.

EBITDA is not a financial measure defined by TFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies.

Translated into English from the report originally issued in Turkish

53

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	SEGMENTAL REPORTING (cont’d)

	Turkcell Turkey		Turkcell International		Techfin		Other		Inter-segment Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Total segment revenue	40,851,070	27,223,543	6,353,603	3,750,081	1,849,132	1,075,742	7,042,489	4,930,019	(2,217,807)	(1,058,843)	53,878,487	35,920,542
Inter-segment revenue	(216,232)	(175,173)	(140,722)	(99,353)	(140,624)	(61,846)	(1,720,229)	(722,471)	2,217,807	1,058,843	-	-
Revenues from external customers	40,634,838	27,048,370	6,212,881	3,650,728	1,708,508	1,013,896	5,322,260	4,207,548	-	-	53,878,487	35,920,542
EBITDA	17,196,783	12,167,845	3,233,015	1,828,333	901,571	638,946	693,953	401,086	(31,481)	(22,397)	21,993,841	15,013,813
TFRS 9 impairment loss provision	(290,933)	(251,870)	(33,577)	(7,785)	(29,538)	(10,436)	(870)	(1,071)	-	-	(354,918)	(271,162)

Translated into English from the report originally issued in Turkish

54

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4	SEGMENTAL REPORTING (cont’d)

Reconcilations regarding to revenue, EBITDA, assets and liabilities and other significant items

	31 December 2022	31 December 2021

Profit for the year	11,052,234	5,031,278

Add/(Less):

Income tax expenses	(3,516,100)	(490,184)
Other operating income	(7,561,993)	(7,077,695)
Other operating expense	761,126	668,076
Investment income	(1,779,890)	(464,116)
Finance income	(210,775)	(3,051,082)
Finance expense	13,699,811	13,195,713
Depreciation, amortization and impairment losses	9,478,012	7,291,913
Share of (profit)/loss of equity accounted investees	71,416	(90,090)
Consolidated EBITDA	21,993,841	15,013,813

Geographical Information

	31 December 2022	31 December 2021
Revenue
Turkey	47,665,602	32,269,797
Ukraine	4,807,505	2,832,145
Belarus	934,675	508,289
Turkish Republic of Northern Cyprus	447,039	290,498
The Netherlands	23,666	19,813
	53,878,487	35,920,542

Non-Current Asset	31 December 2022	31 December 2021
Turkey	45,323,207	32,577,485
Ukraine	7,678,128	7,759,046
Belarus	746,265	493,213
Turkish Republic of Northern Cyprus	640,837	268,760
Unallocated non-current assets	69,718	72,533
	54,458,155	41,171,037

Translated into English from the report originally issued in Turkish

55

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5	CASH AND CASH EQUIVALENTS

As of 31 December 2022 and 2021 the details of cash and cash equivalents are as follows:

	31 December 2022	31 December 2021
Cash in hand	359	184
Banks
- Demand deposits	2,184,052	3,045,179
- Time deposits	20,100,956	15,595,648
- Receivables from reverse repo	3,704,160	-
Allowance for impairment	(28,853)	(12,346)
Cash and cash equivalents	25,960,674	18,628,665

As of 31 December 2022, the average effective interest rates of TL, USD, EUR and RMB time deposits are 22.8%, 2.4%, 2.6% and 0.3% (31 December 2021: 27.7%, 1.3%, 0.5% and 0.3%) respectively. As of 31 December 2022, average maturity of time deposits is 22 days (31 December 2021: 29 days).

As of 31 December 2022, the effective interest rates of USD and EUR receivables from reverse repo are 3.0% and 2.8% respectively. As of 31 December 2022, average maturity of receivables from reverse repo is 23 days.

As of 31 December 2022, the net amout of cash and cash equivalents is 25,940,066 TL excluding the interest income accrual amounting to 20,608 TL.

6	TRADE RECEIVABLES AND PAYABLES

Current trade receivables

As of 31 December 2022 and 2021 the details of current trade receivables from non-related parties are as follows:

	31 December 2022	31 December 2021
Receivables from subscribers	4,463,294	3,175,200
Trade receivables and cheques received	2,303,696	1,137,499
Undue assigned contracted receivables	518,184	467,693
Provisions for doubtful receivables	(620,111)	(623,538)
	6,665,062	4,156,854

The undue assigned contracted receivables are the remaining portion of the assigned receivables from the distributors related to the handset campaigns which will be collected from subscribers by the Company in installments.

When the monthly installment is billed to the subscriber, that portion is transferred to “Receivables from subscribers”. The Group measures the undue assigned contracted receivables at amortized cost.

The significant part of trade receivables and notes receivables represent receivables from distributors and receivables from customers and roaming receivables.

Translated into English from the report originally issued in Turkish

56

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

6	TRADE RECEIVABLES AND PAYABLES (cont’d)

Non-current trade receivables

As of 31 December 2022, the undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to 198,628 TL (31 December 2021: 169,570 TL) is recognized under non-current trade receivable amounted to 298,759 TL (31 December 2021: 256,442 TL). Provision for long-term doubtful trade receivables is 514 TL (31 December 2021: 725 TL).

As of 31 December 2022 and 2021, movements of allowance for doubtful trade receivables from non-related parties and other assets are are as follows:

	Trade Receivables	Other Assets	31 December 2022
Opening balance	624,263	13,387	637,650
Period charge	495,911	27,714	523,625
Translation differences	40,311	362	40,673
Receivables written off	(340,514)	(49)	(340,563)
Amounts collected	(199,346)	(5)	(199,351)
Closing balance	620,625	41,409	662,034

	Trade Receivables	Other Assets	31 December 2021
Opening balance	618,708	8,672	627,380
Period charge	455,461	4,250	459,711
Translation differences	50,661	528	51,189
Receivables written off	(300,377)	(28)	(300,405)
Amounts collected	(200,190)	(35)	(200,225)
Closing balance	624,263	13,387	637,650

Short-term trade payables

As of 31 December 2022 and 2021, the detail of short-term trade payables to non-related parties are as follows:

	31 December 2022	31 December 2021
Trade payables	6,898,412	4,615,606
Accrued selling and marketing expenses	192,500	74,214
Other	490,373	286,705
	7,581,285	4,976,525

Trade payables arises from the ordinary course of business.

Accrued selling and marketing expenses mainly result from services received from non-related parties related to the selling and marketing activities of the Group, but not yet invoiced.

Translated into English from the report originally issued in Turkish

57

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

7	RECEIVABLES FROM FINANCE SECTOR OPERATIONS
	31 December 2022	31 December 2021
Current receivables from finance sector operations	3,276,788	2,014,626

	31 December 2022	31 December 2021
Non-current receivables from finance sector operations	285,138	137,559

Receivables from finance sector operations consist of contractual assignment receivables from subscribers regarding Turkcell Finansman's consumer financing activities, receivables of Turkcell Ödeme and Paycell LLC regarding payment services and electronic money services and Turkcell Sigorta's receivables related to insurance agency services. These receivables are recognized at amortized cost using the effective interest rate method.

Provision for credit loss:
	31 December 2022	31 December 2021
General provisions	89,917	92,094

Movements of provision for doubtful receivables from finance sector operations are as follows at 31 December 2022 and 2021:

	31 December 2022	31 December 2021
Opening balance	92,094	154,548
Period charge	88,410	66,678
Disposal	(58,869)	(56,000)
Receivables transferred by receivable transfer contract (*)	(31,718)	(73,132)
Closing balance	89,917	92,094

(*) Turkcell Finansman signed a transfer of claim agreement in 2022 with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2021. Transferred doubtful receivables comprise of balances that Turkcell Finansman started legal proceedings for as well as procedings without legal cases.

Translated into English from the report originally issued in Turkish

58

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8	OTHER RECEIVABLES AND PAYABLES

Current other receivables

As of 31 December 2022 and 2021, the detail of current other receivables from non-related parties are as follows:

	31 December 2022	31 December 2021
Receivables from Evrensel project	137,734	306,806
Deposits and guarantees given	3,198	3,666
Receivables from tax office	1,904	12,276
Other	2,753	8,585
	145,589	331,333

Non-current other receivables

As of 31 December 2022 and 2021, the detail of non-current other receivables from non-related parties are as follows:

	31 December 2022	31 December 2021
Deposits and guarantees given	374,454	162,921
Other	1,240	59
	375,694	162,980

Short-term other payables

As of 31 December 2022 and 2021, the detail of short-term other payables from non-related parties are as follows:

	31 December 2022	31 December 2021
Other taxes and other deductions payable	1,381,243	930,879
Accrued treasury share, Universal Service Fund and contributions to the BTK’s expenses	986,508	652,028
Other	23,533	19,987
	2,391,284	1,602,894

Translated into English from the report originally issued in Turkish

59

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9	ASSETS ARISING FROM CUSTOMER CONTRACTS

Current assets arising from customer contracts

	31 December 2022	31 December 2021
Contract assets from sale of goods and services contracts	1,888,942	1,180,236

Non-current assets arising from customer contracts

	31 December 2022	31 December 2021
Contract assets from sale of goods and services contracts	67,054	67,505

The contract assets represent contract assets from subscribers. Billing periods differ because of high number of subscribers. Revenue is accrued for services rendered but not billed at the end of each reporting period. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is recognized under non-current contract assets.

Movements of allowance for doubtful assets arising from goods and service sales contracts are as follows at 31 December 2022 and 2021:

	31 December 2022	31 December 2021
Opening balance	6,241	5,243
Charge for the period	1,105	998
Closing balance	7,346	6,241

10	INVENTORIES

As of 31 December 2022, inventories amounting to 277,670 TL which consist of mainly mobile phone and its accessories, tablet, sim-cards and tower construction materials (31 December 2021: 260,535 TL).

11	PREPAID EXPENSES AND DEFERRED REVENUE

Short-term Prepaid Expenses

Short-term prepaid expenses to non-related parties amounting to 468,306 TL (31 December: 264,630 TL) mainly consist of other prepaid expenses amounting to 367,458 TL (31 December: 167,678 TL) and the advances given amounting to 100,848 TL (31 December 2021:96,952 TL) as of reporting date. A significant portion of other prepaid expenses mainly consists of short-term sponsorship and insurance expenses.

Long-term Prepaid Expenses

Long-term prepaid expenses to non-related parties amounting to 2,423,644 TL (31 December 2021:1,009,239 TL) mainly consist of advances given for fixed asset acquisition amounting to 2,208,819 TL (31 December 2021: 855,490 TL), other prepaid expenses amounting to 194,894 TL (31 December 2021: 153,749 TL) and business advanced given amounting to 19,931 TL as of reporting date. Other significant parts of long-term prepaid expenses consist of long-term sponsorship and insurance expenses.

Short-term Deferred Revenue

Short-term deferred revenue from non-related parties amounting to 99,774 TL (31 December 2021: 93,034 TL) mainly consists of other deferred revenue amounting to 73,571 TL (31 December 2021: 61,348 TL) and advances taken amounting to 26,203 TL (31 December 2021: 31,686 TL) as of reporting date. Other significant parts of long- term prepaid expenses consist of employee salary promotions and rent income.

Translated into English from the report originally issued in Turkish

60

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12	INVESTMENTS VALUED BY EQUITY METHOD

Joint Ventures and Associates

The net asset amounts corresponding on Group’s shares of the investments valued by equity method in the financial statements are as follows:

a)	Joint Ventures
	31 December 2022	31 December 2021
Sofra	6,421	13,202

b)	Associates
	31 December 2022	31 December 2021
TOGG	1,116,522	665,382

The movement investments valued by equity method is as follows:

	31 December 2022	31 December 2021
Opening balance	678,584	103,926
Shares of profit /(loss) from investments valued by equity method	(71,416)	90,090
Contribution to share capital	515,775	484,568
Closing balance	1,122,943	678,584

13	INVESTMENT PROPERTIES

As of 31 December 2022 and 2021, the movements of investment properties are as follows:

	31 December 2022	31 December 2021
Cost
Opening balance	51,100	37,079
Transfer	51,321	14,021
Disposals	(38,593)	-
Closing balance	63,828	51,100

Accumulated depreciation
Opening balance	34,512	23,404
Transfer	40,990	9,999
Additions	2,417	1,109
Disposals	(25,690)	-
Closing balance	52,229	34,512

Net book value	11,599	16,588

Translated into English from the report originally issued in Turkish

61

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13	INVESTMENT PROPERTIES (cont’d)

Depreciation expenses amounting 2,417 TL for the year ended 31 December 2022 (31 December 2021 : 1,109 TL) are recognized under cost of revenue.

Fair value measurement of the Group’s investment properties

As of 31 December 2022, the fair values of the Group's investment properties are measured by independent valuation companies authorized by the Capital Markets Board, which perform the valuation of investment properties in accordance with the capital market legislation and have sufficient experience and qualifications in the fair value measurement of investment in the related regions. This valuation companies use different methods to measure the fair values of investment properties (discounted cash flow, market comparison) and these methods are calculated by considering applicability to real estates.

In estimating the fair values of the properties, the highest and best use of the property is its current use.

Rent income from investment properties during the year ended 31 December 2022 is 11,489 TL (31 December 2021: 6,872 TL). There is no direct operating expense for investment properties during the year ended 31 December 2022 (31 December 2021:None).

As of 31 December 2022 and 2021, the group’s investment properties and their fair value hierarchy are as follows:

31 December 2022	Level 1	Level 2	Level 3	Valuation Method

Investment properties in Gebze free zone	-	-	98,860	Discounted cash flow

Investment properties in Ankara	-	58,500	-	Market approach

Investment properties in Adana	-	13,000	-	Market approach

Investment properties in İstanbul	-	6,500	-	Market approach

Investment properties in Aydın	-	8,650	-	Market approach

Total	-	86,650	98,860

Translated into English from the report originally issued in Turkish

62

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13	INVESTMENT PROPERTIES (cont’d)
31 December 2021	Level 1	Level 2	Level 3	Valuation Method

Investment properties in Gebze free zone	-	-	52,725	Discounted cash flow

Investment properties in Ankara	-	32,315	-	Market approach

Investment properties in Adana	-	6,705	-	Market approach

Investment properties in İstanbul	-	3,765	-	Market approach

Investment properties in Aydın	-	3,600	-	Market approach

Total	-	46,385	52,725

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the “discounted cash flow” approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

In the “market approach”, a significant increase/(decrease) in the market value of any properties which are located in similar areas with similar conditions will cause a significant increase/(decrease) in the fair value.

Translated into English from the report originally issued in Turkish

63

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14	PROPERTY, PLANT AND EQUIPMENT

The movements of property, plant and equipment for the year ended 31 December 2022, are as follows:

Cost	1 January 2022	Addition	Disposals	Transfer	Impairment /reversal	Transfer to investment property	Foreign currency translations	31 December 2022
Network infrastructure (All operational)	34,307,250	2,480,060	(734,492)	3,759,821	-	-	1,166,570	40,979,209
Land and buildings	1,720,401	117,046	(1,810)	2,118	-	(51,321)	5,023	1,791,457
Equipment, fixtures and fittings	1,102,084	306,608	(62,905)	30,321	-	-	23,214	1,399,322
Motor vehicles	51,138	-	(209)	569	-	-	3,841	55,339
Leasehold improvements	329,758	23,147	(4,317)	646	-	-	1,207	350,441
Electricity production power plant	103,750	-	-	-	-	-	-	103,750
Construction in progress	810,568	4,647,482	(6,468)	(3,806,920)	7,053	-	19,890	1,671,605
	38,424,949	7,574,343	(810,201)	(13,445)	7,053	(51,321)	1,219,745	46,351,123
Accumulated depreciation and impairment
Network infrastructure (All operational)	18,796,491	3,375,844	(615,784)	-	166,203	-	967,414	22,690,168
Buildings	443,425	83,534	-	-	211	(40,990)	5,440	491,620
Equipment, fixtures and fittings	821,201	91,751	(52,436)	-	7,978	-	20,419	888,913
Motor vehicles	47,105	2,837	(174)	-	-	-	3,849	53,617
Leasehold improvements	312,026	6,923	(3,996)	-	25	-	620	315,598
Electricity production power plant	1,922	5,241	-	-	-	-	-	7,163
	20,422,170	3,566,130	(672,390)	-	174,417	(40,990)	997,742	24,447,079

Property, plant and equipment, net	18,002,779	4,008,213	(137,811)	(13,445)	(167,364)	(10,331)	222,003	21,904,044

Translated into English from the report originally issued in Turkish

64

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14	PROPERTY, PLANT AND EQUIPMENT (cont’d)

The movements of property, plant and equipment for the year ended 31 December 2021, are as follows:

Cost	1 January 2021	Addition	Disposals	Transfer	Acquisition through business combination	Impairment /reversal	Transfer to investment property	Foreign currency translations	31 December 2021
Network infrastructure (All operational)	24,923,118	1,415,616	(435,571)	4,084,711	-	-	-	4,319,376	34,307,250
Land and buildings	1,485,249	40,466	(10,191)	185,428	-	-	(14,021)	33,470	1,720,401
Equipment, fixtures and fittings	955,894	87,930	(25,762)	16,858	27	-	-	67,137	1,102,084
Motor vehicles	44,999	2,162	(2,399)	-	156	-	-	6,220	51,138
Leasehold improvements	342,093	8,849	(32,476)	546	-	-	-	10,746	329,758
Electricity production power plant (Note 3)	-	-	-	-	103,750	-	-	-	103,750
Construction in progress	681,299	4,217,377	(4,817)	(4,298,421)	-	(20,000)	-	235,130	810,568
	28,432,652	5,772,400	(511,216)	(10,878)	103,933	(20,000)	(14,021)	4,672,079	38,424,949

Accumulated depreciation and impairment
Network infrastructure (All operational)	13,090,823	2,762,649	(372,950)	-	-	4,493	-	3,311,476	18,796,491
Buildings	354,312	82,528	(3,804)	-	-	-	(9,999)	20,388	443,425
Equipment, fixtures and fittings	717,871	66,229	(21,141)	-	-	-	-	58,242	821,201
Motor vehicles	40,027	3,373	(2,399)	-	-	-	-	6,104	47,105
Leasehold improvements	326,889	7,698	(31,026)	-	-	-	-	8,465	312,026
Electricity production power plant (Note 3)	-	1,922	-	-	-	-	-	-	1,922
	14,529,922	2,924,399	(431,320)	-	-	4,493	(9,999)	3,404,675	20,422,170

Property, plant and equipment, net	13,902,730	2,848,001	(79,896)	(10,878)	103,933	(24,493)	(4,022)	1,267,404	18,002,779

Depreciation expenses for the years ended 31 December 2022 and 2021 amounting to 3,733,494 TL, 2,948,892 TL respectively including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the year ended 31 December 2022 are 167,364 TL and are recognized under depreciation expenses (31 December 2021: 24,493 TL)

Translated into English from the report originally issued in Turkish

65

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15	INTANGIBLE ASSETS

The movements of intangible assets for the year ended 31 December 2022, are as follows:

Cost	1 January 2022	Additions	Disposals	Transfer	Impairment	Foreign currency translations	31 December 2022
GSM and telecommunication licenses	10,742,945	244	(1,919)	913	-	177,644	10,919,827
Computer softwares	14,437,848	4,058,103	(167,559)	180,427	-	178,120	18,686,939
Transmission line softwares	89,263	544	-	-	-	-	89,807
Indefeasible right of usage	166,122	3,345	-	-	-	-	169,467
Brand name	12,211	371	(331)	75	-	1,567	13,893
Customer base	15,512	-	-	-	-	-	15,512
Goodwill	48,421	-	-	-	-	-	48,421
Subscriber acquisition cost	6,645,600	2,531,415	(67,744)	-	-	41,312	9,150,583
Electricity production power plant (Note 3)	182,881	-	-	-	-	-	182,881
Other	256,282	108,673	(445)	2	-	4,125	368,637
Construction in progress	15,743	166,607	(226)	(167,972)	-	631	14,783
	32,612,828	6,869,302	(238,224)	13,445	-	403,399	39,660,750

Accumulated amortization
GSM and telecommunication licenses	5,452,949	767,281	(1,919)	-	307	76,692	6,295,310
Computer softwares	9,008,362	1,657,392	(164,839)	-	30,730	116,863	10,648,508
Transmission line softwares	79,919	4,460	-	-	(10,077)	-	74,302
Indefeasible right of usage	68,506	11,847	-	-	-	-	80,353
Brand name	7,345	71	(239)	-	-	13	7,190
Customer base	13,522	437	-	-	-	-	13,959
Subscriber acquisition cost	3,165,629	1,421,246	(67,744)	-	-	31,805	4,550,936
Electricity production power plant (Note 3)	3,382	-	-	-	-	-	3,382
Other	151,435	92,828	(445)	-	331	654	244,803
	17,951,049	3,955,562	(235,186)	-	21,291	226,027	21,918,743

Intangible assets, net	14,661,779	2,913,740	(3,038)	13,445	(21,291)	177,372	17,742,007

Translated into English from the report originally issued in Turkish

66

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15	INTANGIBLE ASSETS (cont’d)

The movements of intangible assets for the year ended 31 December 2021, are as follows:

Cost	1 January 2021	Additions	Disposals	Transfer	Acquisition through business combinations	Impairment	Foreign currency translations	31 December 2021
GSM and telecommunication licenses	9,188,733	279	(830)	18	-	-	1,554,745	10,742,945
Computer softwares	11,835,827	2,003,373	(73,673)	131,439	-	-	540,882	14,437,848
Transmission line softwares	88,499	764	-	-	-	-	-	89,263
Indefeasible right of usage	159,995	6,127	-	-	-	-	-	166,122
Brand name	9,483	534	(48)	592	-	-	1,650	12,211
Customer base	15,512	-	-	-	-	-	-	15,512
Goodwill	40,010	-	-	-	8,411	-	-	48,421
Subscriber acquisition cost	4,787,853	1,804,368	(56,666)	-	-	-	110,045	6,645,600
Electricity production power plant (Note 3)	-	-	-	-	182,881	-	-	182,881
Other	186,743	63,722	-	(457)	-	-	6,274	256,282
Construction in progress	1,142	135,067	(551)	(120,714)	-	-	799	15,743
	26,313,797	4,014,234	(131,768)	10,878	191,292	-	2,214,395	32,612,828
Accumulated amortization
GSM and telecommunication licenses	4,253,203	662,888	(830)	-	-	26	537,662	5,452,949
Computer softwares	7,304,194	1,324,586	(73,471)	-	-	15,319	437,734	9,008,362
Transmission line softwares	79,073	846	-	-	-	-	-	79,919
Indefeasible right of usage	56,974	11,532	-	-	-	-	-	68,506
Brand name	7,040	32	(33)	-	-	-	306	7,345
Customer base	13,085	437	-	-	-	-	-	13,522
Subscriber acquisition cost	2,133,755	995,510	(56,666)	-	-	-	93,030	3,165,629
Electricity production power plant (Note 3)	-	3,382	-	-	-	-	-	3,382
Other	98,689	52,106	-	-	-	-	640	151,435
	13,946,013	3,051,319	(131,000)	-	-	15,345	1,069,372	17,951,049

Intangible assets, net	12,367,784	962,915	(768)	10,878	191,292	(15,345)	1,145,023	14,661,779

Amortisation including impairment losses is respectively 3,976,853 TL and 3,066,664 TL srecognized under cost of revenue.

As of 31 December 2022, impairment of intangible assets amounting to 21,291 TL (31 December 2021: 15,345 TL). That amount is recognized among depreciation expense under cost of revenue. Computer softwares include, intra-group software development costs that meet the criteria of intangible assets. As of 31 December 2022, computer software that created intra-group amounting to 546,260 TL (31 December 2021:345,369 TL).

Research and development expenses amounting to 66,326 TL recognized under cost of revenue (31 December 2021:44,347 TL).

Translated into English from the report originally issued in Turkish

67

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15	INTANGIBLE ASSETS (cont’d)

Turkcell

As of 31 December 2022, net book value of licenses 2G, 3G and 4.5G are 11,496 TL, 237,391 TL, 2,469,941 TL respectively (31 December 2021: 57,478 TL; 276,957 TL; 2,882,117 TL).

lifecell

Lifecell has 9 operation licenses which are one 3G operation license, one long distance and international call and seven PSTN operation license in different regions. As o f 31 December 2022, it has 23 licenses of radio frequency usage rights which are related to IMT (LTE-2600, LTE-1800, LTE-900), IMT-2000 (UMTS), GSM-900, GSM-1800, microwave radio relay, and broad band radio access. Also, it has 3 NCD code for mobile network, 29 permits for short numbers, 10 permits for SS-7 code (6 regional and 4 international), 1 permit for MNC, 8 permits for PSTN licenses in local regions. In addition, it has two service code authorizations for alternative call forward about international and long distance calls and also has authorization for “800” which is global telecommunication service . The net book value of lifecell’s licenses is 1,903,187 TL (31 December 2021: 2,054,249 TL).

Translated into English from the report originally issued in Turkish

68

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

16	RIGHT-OF-USE ASSETS

Closing balances and depreciation and amortization expenses of right of use assets for the years ended 31 December 2022 and 2021 are as below:

	Site Rent	Building	Network equipment	Vehicle	Right of way	License	Other	Total

Balance at 1 January 2022	1,521,783	283,175	262,267	135,530	45,307	631,630	103,956	2,983,648
Depreciation and amortization charge for the year	(969,241)	(87,025)	(380,927)	(58,973)	(31,105)	(112,764)	(125,213)	(1,765,248)
Balance at 31 December 2022	1,698,248	316,179	51,291	88,141	159,984	628,890	119,565	3,062,298

	Site Rent	Building	Network equipment	Vehicle	Right of way	License	Other	Total

Balance at 1 January 2021	1,182,847	306,343	218,104	159,769	24,956	376,693	111,462	2,380,174
Depreciation and amortization charge for the year	(688,321)	(67,500)	(297,333)	(50,291)	(19,575)	(58,087)	(94,141)	(1,275,248)
Balance at 31 December 2021	1,521,783	283,175	262,267	135,530	45,307	631,630	103,956	2,983,648

As of 31 December 2022, right of use assets are amounting to 1,918,438 TL (31 December 2021: 1,692,693 TL) are capitalized by the Group. Interest expense on lease liabilities for the year ended 31 December 2022 is 508,721 TL (31 December 2021: 359,240 TL); depreciation and amortization expenses are 1,765,248 TL (31 December 2021: 1,275,248 TL) and are recognized in cost of revenue.

Translated into English from the report originally issued in Turkish

69

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17	GOODWILL

As of 31 December 2022, the Group has a total of 48,421 TL in goodwill related to Turkcell Superonline amounting to 32,834 TL, Boyut Enerji amounting to 8,411 TL (Note 3), and Yaani amounting to 7,176 TL (31 December 2021: 48,421 TL) recognized in its financial statements. Since the impairment test for these goodwill amounts is not material in terms of financial statements, it has not been performed.

18	IMPAIRMENT OF ASSETS

Impairment of assets:

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset's recoverable amount is estimated. If the recoverable amount of the asset or any cash-generated unit to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2022, due to ongoing war in Ukraine, impairment test of lifecell’s tangible and intangible assets was performed using the assumption that lifecell was the CGU. As of 31 December 2022, the recoverable amount of lifecell is determined based on fair value less cost of disposal calculations. As the recoverable amount of CGU was higher than its carrying amount, no impairment charge was recognized. (31 December 2021: No indication of impairment was found in any cash-generated unit of the Group and no impairment test was performed).

Sensitivity analysis was performed on the change in weighted average cost of capital (WACC) by +0.5%/-0.5%. Besides, considering of the potential effect of Ukraine-Russia war on lifecell’s business plans, sensitivity analysis was performed on the change in subscribers, average revenue per user (ARPU) and EBITDA margin by 1.0%-5.0%. No material sensitivity has been noted.

As of 31 December 2022, the assumptions used in recoverable amount calculations of lifecell were:

Impairment test was performed based on lifecell’s business plans covering a six-year period. A post-tax WACC rate of 37.7% - 39.0% for the period from 2023 to 2028, and a terminal growth rate of 5.0% were used.

19	BORROWING COSTS

When assets require a substantial amount of time to be prepared for use or sale (qualified assets), borrowing costs that are directly related to the acquisition, construction, or production of the relevant asset are considered part of the asset's cost until it is ready to be used or sold. All other borrowing costs are recognized in the statement of profit or loss in the period in which they are incurred.

Total borrowing cost included in the cost of the qualified assets is 216,668 TL for the year ended 31 December 2022 (31 December 2021: 183,951 TL). The capitalization rate for borrowings is 18.3% (31 December 2021: 7.6%).

Translated into English from the report originally issued in Turkish

70

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES
20.1	Short-term Provisions

As of 31 December 2022 and 2021, the movements of other short-term provisions are as follows:

	Legal (**)	Bonus (*)	Total
Balance at 1 January 2022	67,021	506,641	573,662
Provisions recognized	(90)	919,750	919,660
Payments	(52,923)	(706,407)	(759,330)
Transfers from long-term provisions	17,862	-	17,862
Effect of changes in exchange rates	-	2,079	2,079
Balance at 31 December 2022	31,870	722,063	753,933

	Legal (**)	Bonus (*)	Total
Balance at 1 January 2021	253,633	376,655	630,288
Provisions recognized	221,453	659,066	880,519
Payments	(420,663)	(567,025)	(987,688)
Transfers from long-term provisions	10,198	-	10,198
Effect of changes in exchange rates	2,400	37,945	40,345
Balance at 31 December 2021	67,021	506,641	573,662

(*) Includes share-based payment. Refer to Note 22 for details.

(**) Refer to Note 20.3 for details.

20.2	Long-Term Provisions

As of 31 December 2022 and 2021, the movements of other long-term provisions are as follows:

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2022	19,662	596,135	615,797
Provisions recognized	45,892	10,271	56,163
Payments	-	(6,106)	(6,106)
Transfers to short-term provisions	(17,862)	-	(17,862)
Effect of changes in exchange rates	-	42,432	42,432
Remeasurement	-	208,930	208,930
Discounting effect	-	69,373	69,373
Balance at 31 December 2022	47,692	921,035	968,727

	Legal	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2021	16,894	395,037	411,931
Provisions recognized	12,966	21,477	34,443
Payments	-	(3,068)	(3,068)
Transfers to short-term provisions	(10,198)	-	(10,198)
Effect of changes in exchange rates	-	145,337	145,337
Remeasurement	-	(375)	(375)
Discounting effect	-	37,727	37,727
Balance at 31 December 2021	19,662	596,135	615,797

Obligations for dismantling, removing and site restoration are discounted using a discount rate of 14.4% at 31 December 2022 (31 December 2021: 17.3%).

Translated into English from the report originally issued in Turkish

71

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)
20.2	Long-Term Provisions (cont’d)

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to the best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. It is expected that the obligations for dismantling, removing and site restoration will be realized in accordance with the useful life of GSM services materials. Additions to obligations for dismantling, removing and site restoration during the period are non-cash transactions and are recorded against property, plant and equipment.

20.3	Turkcell’s Contingent Assets and Liabilities

The following disclosures comprise of material legal lawsuits, investigations and in-depth investigations against the Company.

Disputes on Special Communication Tax and Value Added Tax

SCT Investigation of 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company as a result of the Tax Investigation for the year 2011. The Company filed lawsuits for the cancellation of the notification regarding the aforementioned SCT assessment. The court partially accepted and partially rejected the cases and the parties appealed the decisions regarding the parts against them. The Large Taxpayers Office has collected 80,355 TL calculated for the parts against the Company for the assessment of the SCT for the year 2011 by offsetting the receivables of the Company from Public Administrations. While the cases are pending before the court of appeal the Company filed application for the restructuring as per Law no. 6736. The tax Office has rejected the application. The Company has also filed a case for the cancellation of aforementioned rejection act of the Tax Office. In this case, with the decision that notified to the Company on 14 April 2020, the Council of State decided to cancel the rejection act regarding the application for the restructuring. The Large Taxpayers Office and Ministry of Treasury and Finance appealed the decision. The Company replied the appeal request in due time. As a result of the appeal process, The Council of State Plenary Session of the Tax Law Chambers, approved the first instance court decision in favor of the Company with its definitive judgment. Thus, the case was finalized in favor of the Company, the assessment of the SCT for the year 2011 was structured within the scope of Law No. 6736 and 47,534 TL overpaid amount was returned to the Company in 2021 by deduction from the debts of the Company to the State. On the other hand, upon the favorable decision taken in this case, a lawsuit was filed for the cancellation of the tacit rejection of the restructure request of the SCT assessment with tax penalty for the period 2011 within the scope of Law No. 6736 and request of collection of 47,405 TL principal receivable and 36,000 TL damage accrued with a deferment interest until the collection date.

The Court partially accepted the case; and decided to cancel the tacit rejection act for the 47,269 TL part, and to return this amount to the Company together with the interest to be calculated at the deferred interest rate determined in accordance with the Law No. 6183 as of the collection date. The parties appealed the decision before Regional Administrative Court regarding the parts against them.

In the cases regarding the cancellation of the SCT assessment for the year 2011, Council of State accepted the appeal and decided to reverse the first instance court decisions in favor of the Company, on the ground that; in the case filed for the cancellation of the rejection act regarding the request to restructure the cases filed for the year 2011, the court decided in favor of the Company and since the mentioned case will affect these cases, finalization of the respective decision should be waited. The Large Taxpayers Office applied for the correction of the decisions. The Company replied to application for the correction of the decisions.

Translated into English from the report originally issued in Turkish

72

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)
20.3	Turkcell’s Contingent Assets and Liabilities (cont’d)

Disputes on Special Communication Tax and Value Added Tax (cont’d)

SCT Investigation of 2011 (cont’d)

The Company replied to application for the correction of the decisions. The Council of State, rejected the correction of decision requests of the Large Taxpayers Office, in favor of the Company. In 2021, The Court decided there is no need to make ruling regarding the essence of the cases, due to the fact that the amount of the SCT assessment for the year 2011, which are the subject of the lawsuit, was structured within the scope of the Law No. 6736.

Disputes regarding the Law on the Protection of Competition

The investigation initiated by the Competition Board with respect to the practices of the Company regarding the distributors and their dealers in the distribution network. As a result of the investigation the Competition Board rejected the claims that Turkcell determined the resale price. But with the same decision, The Competition Board decided to apply administrative fine on the Company amounting to 91,942 TL, on the ground that the Company forced its sub dealers to actual exclusivity. The Company filed a lawsuit on 8 December 2011 for the stay of execution and cancellation of the aforementioned Board decisions regarding the parts against itself. The Court rejected the case

The Company appealed the decision, but the Council of State Plenary Session of the Chambers for Administrative Cases decided to approve the first instance court’s decision. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company has not made any payments and filed a lawsuit for the stay of execution and cancellation of the payment order. The Court accepted the case. The Large Taxpayers Office appealed the decision. As a result of the appeal process, due to the reverse decision of the Council of State about the first instance court decision, the case file was sent to the first instance court. The Court rejected the case. The Company appealed the decision. The appeal process is pending. 47,780 TL part of the administrative fine amounting to 91,942 TL has been deducted from the receivables that the Company has earned in the case of cancellation of the application for restructuring the 2011 SCT assessment within the scope of Law No. 6736 in 2021. The remaining 44,162 TL part of the administrative fine was paid in April 2022 upon the request of the administration.

Three private companies filed a lawsuits against the Company in relation with this case claiming in total of 112,084 TL together with up to 3 times of the loss amount to be determined by the court for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total 110,484 TL material damages together with compensation amounting to three times of the damage and interest, the court decided to reject the case in favor of the Company, at the hearing on 12 June 2019. The plaintiff appealed the case before Regional Court of Justice. The Regional Court of Justice decided to revoke the decision of the first instance court, stating that a new decision should be made after the procedural actions within the scope of the file were re-executed and the expert report was received. The expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time.

In accordance with our objections, The Court decided to obtain an expert report from a new expert committee, mentioning that there was a clear contradiction between the expert reports in the case. The expert report within this scope has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time.

Translated into English from the report originally issued in Turkish

73

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)
20.3	Turkcell’s Contingent Assets and Liabilities (cont’d)

Disputes regarding the Law on the Protection of Competition (cont’d)

During the hearing of the case dated 22 June 2022, the court partially accepted the case and ruled reimbursement of 215,555 TL (three times of the actual damage of 71,851 TL loss pursuant to the Act on Protection of Competition, including 40,600 TL previous year loss, 14,335 TL fixed asset loss, 14,163 TL leasing, exchange difference and financing loss, and 2,751 TL profit loss) together with the discount interest TL applicable from the date of the case to Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş, June 2012, and partially rejected the case for the remaining part.

The reasoned decision notified to the Company. Demirören made the decision the subject of enforcement proceedings. Turkcell appealed the decision before Regional Court of Justice and has suspended the execution proceedings until the appeal proceedings are concluded by submitting a letter of guarantee to the file. Also Demirören appealed the decision before Regional Court of Justice and the Company replied this appeal in due time. An application for complaint has been filed by company with the request for cancellation of the enforcement order and the enforcement proceedings initiated by Demirören.

The court decided to accept company's complaint and cancelled the interest charge of 34,142 TL requested in the enforcement order. As a result of the appeal examination made by the Regional Court of Appeal, Turkcell's appeal request was accepted and the decision of the first instance court was revoked.

The file was returned to the first instance court for a re-decision within the scope of the removal decision, and the appeal request of Demirören were not examined at this stage.

Among these cases, in the case filed for the compensation of total 500 TL material damages together with compensation amounting to three times of the damage and interest, the expert report has been submitted to its file, and the Company has submitted its statements and objections regarding the report in due time. In accordance with our objections, The Court decided to obtain an expert report from a new expert committee. The other case is pending.

On the other hand, a lawsuit was filed by a third party, for the cancellation of the part of the aforementioned Competition Board decision, regarding the rejection of the claims that the Company determined the resale price. The Council of State cancelled this part of the aforementioned Competition Board decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to 91,942 TL on the Company. The Company has taken all legal actions by requesting the cancellation of the aforementioned decision and its withdrawal by the Competition Authority. The Competition Authority accepted some of the objections of the Company and reduced the administrative fine to 61,294 TL with its decision.

The aforementioned fine that amount of 61,294 TL was paid with twenty five percent discount on 9 April 2020, in the amount of 45,971 TL. Then, a lawsuit was filed on 10 April 2020 for cancellation of the aforementioned administrative fine. The hearing was held on 19 January 2021 in this case. The Court rejected the case. The Company appealed the case before Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending.

Translated into English from the report originally issued in Turkish

74

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)
20.3	Turkcell’s Contingent Assets and Liabilities (cont’d)

BTK – Investigation Regarding the R&D Obligations (Period of 2013-2016)

BTK initiated an investigation on the obligation of investing to products in electronic communication network and communication services, partly from suppliers which have a R&D center in Turkey; partly from the products manufactured in Turkey by SME suppliers which are established to develop products or systems in Turkey; and partly from products that are certified to be domestic goods within the framework of the relevant legislation.

As a result of the investigation BTK has decided to imposed an administrative fine of 18,031 TL to Turkcell. The administrative fine notified to the Company on 29 January 2021 and was paid on 26 February 2021 as 13,523 TL with taking on the account the early payment discount (1/4). The Company filed totally ten different lawsuits for the cancellation of the administrative fines. The Court rejected the 8 of these cases. The Company appealed the decisions before Regional Administrative Court in due time. Other cases are pending.

BTK – Investigation Regarding the R&D Obligations (Period of 2016-2017)

For the period of 27 October 2016-27 October 2017; the BTKcarried out an investigation in order to examine whether Our Company fulfills its obligations arising from relevant legislation about R&D Center and SME, and using of Domestic Goods Certified products. As a result of the investigation BTK has decided to imposed an administrative fine of 31,139 TL to the Company. The administrative fine notified to Turkcell on 29 January 2021 and was paid on 26 February 2021 as 23,354 TL with taking on the account the early payment discount (1/4). The Company filed totally seven different lawsuits for the cancellation of the administrative fines. The Court rejected the four of these cases. The Company appealed the decisions before Regional Administrative Court in due time. Other cases are pending.

BTK – Investigation on 3G and 4.5G Service Quality Obligations

BTK initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not our obligations about the service quality criteria which is set in the IMT Certificate of Authority have been fulfilled.

As a result of the investigation BTK has decided to impose an administrative fine of 3,622 TL to Turkcell. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as 2,716 TL with taking on the account the early payment discount (1/4).

After notification of the Board Decision to the Company, the Company applied to BTK with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by BTK. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending.

BTK – Inspection on Service Quality (2020 H2)

BTK initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation BTK has decided to impose an administrative fine of 568 TL to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with taking on the account the early payment discount (1/4). After notification of the Board Decision to the Company, the Company applied to BTK with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by BTK. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The case is pending.

Translated into English from the report originally issued in Turkish

75

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)
20.3	Turkcell’s Contingent Assets and Liabilities (cont’d)

BTK – Investigation of 3G and 4,5G Coverage Obligations (cont’d)

As a result of the investigation initiated to audit our 3N coverage area obligations determined in accordance with Article 6 of the Concession Agreement titled "Coverage liability" and the relevant legislation, ii) audit our 4.5N coverage obligations for highways, high-speed train lines and tunnels over 1 (one) kilometer long, which we are obliged to cover within the framework of the 4.5N Authorization Certificate and the relevant legislation; BTK has decided to impose an administrative fine of 1,459 TL. The fine, which was notified to the Company on 2 September 2022, was paid as 1,094 TL (1/4 discounted) on 27 October 2022. An application has been made to the BTK for the revocation of the decision. The application was tacitly rejected by the BTK by not responding within 30 days.

BTK – Directory Assistance Service Investigation

As a result of the investigation initiated in order to inspect the compliance of our Company’s directory assistance services with the relevant legislation, BTK has decided to impose an administrative fine of 1,250 TL on the Company. The fine, which was notified to the Company on 28 July 2022, was paid as 938 TL (1/4 discounted) on 23 September 2022 by taking advantage of the early payment discount. An application was made to the BTK for the revocation of the decision and tacitly rejected by BTK. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine.

BTK – Refunds Investigation

As a result of the investigation initiated to examine the compliance of the activities carried out within the scope of the Board Decisions dated 01.03.2018 and numbered 2018/DK-THD/58(Board Decision on Refunds to Subscribers), dated 12.04.2018 and numbered 2018/DK-THD/116(Refund/Use of Remaining Amount on Prepaid Lines) and dated 16.04.2018 and numbered 2018/DK-THD/123(Transferring Non-refundable Amounts on Prepaid Lines as Universal Service Contribution),

(i)	The BTK has decided that the unpaid 412 TL will be transferred to the Ministry, along with the late fee from 14 April 2020 and inform the BTK about this transfer.
(ii)	The BTK has decided to transfer the 161 TL that could not be refunded to subscribers regarding the period between 27.04.2017-31.05.2018, which were not fully paid to the Ministry. The BTK has also decided to transfer the refund amounts related to the period between 01.04.2010-27.04.2017 -along with the late fee from 28 July 2020- and to inform the BTK about this matter.
(iii)	The BTK has decided to impose an administrative fine of 5,680 TL in total.

The fine, which was notified to the Company l on 2 January 2023, was paid as 4,260 TL (1/4 discounted) on 31 January 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) will be made to the BTK with request for re-evalutaion and revocation of the decison.

Translated into English from the report originally issued in Turkish

76

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES (cont’d)
20.3	Turkcell’s Contingent Assets and Liabilities (cont’d)

BTK – Sub-Agency/Dealership Investigation

As a result of examinations carried out by the BTK due to large number of complaints from consumers who were victimized by being called illegally, the BTK started an investigation to determine whether sub-dealers were used. As a result of the investigation, the BTK decided to impose a 894 TL administrative fine on Our Company. The fine, which was notified to the Company on 26 January 2023, is planned to be paid as 625 TL (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) will be made to the BTK with request for re-evalutaion and revocation of the decison.

BTK – Fizy Service Investigation

The BTK initiated an investigation to examine the «Fizy» Service, in the scope of service delivery, the information given to the consumers, the purchasing methods and the complaints selected as examples. As a result of the investigation; (i) the BTK has decided to impose an administrative fine of 1,682 TL on Our Company, (ii) the BTK has decided to give a warning to Our Company due to the implementation of the double opt-out method in the cancellation process of consumers, (iii) the BTK has also decided that the additional amounts reflected to subscribers due to the aforementioned violations will be refunded to consumers within the framework of the relevant legislation. The fine, which was notified to the Company on 26 January 2023, is planned to be paid as 1,262 TL (1/4 discounted) on 24 February 2023 by taking advantage of the early payment discount. Additionally, an application (İYUK 11) will be made to the BTK with request for re-evalutaion and revocation of the decison.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management.

In this respect, 128,429 TL was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The lawsuits are pending. On the other hand, additional 13,465 TL for 2018/December was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

On the other hand, mobile payment services provided by the Company Odeme were investigated within the scope of the Law No. 6493 and secondary legislation issued pursuant to this Law. As a result of the investigation, an administrative fine was imposed on the Company Odeme in the amount of 18,763 TL. the Company Odeme filed a lawsuit for the cancellation of the aforementioned administrative fine. The hearing was held on 30 December 2020 in this case. The Court decided to accept the case in favor of the Company and cancelled the administrative fine subject to the case. The defendant appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The appeal process is pending.

While this case was ongoing, the Tax Office sent a payment order for collection of the aforementioned administrative fine. the Company Odeme filed a lawsuit for the cancellation of the payment order. The Court accepted the case and cancelled the payment order. Tax office appealed the decision before the Regional Administrative Court. The Company replied this appeal request in due time. The Regional Administrative Court, rejected the appeal request of the Tax Office in favor of the Company. The defendant appealed the decision before the Council of State. The Company replied this request in due time. The appeal process is pending.

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus 4,629 TL provision is recognized in the consolidated financial statements as at and for the period ended 31 December 2022 (31 December 2021: 53,603 TL)

Translated into English from the report originally issued in Turkish

77

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21	COMMITMENTS
(a)	Bank loans and guarantees given:

Collaterals, pledges and mortgages (“CPM”) given by the Group as of 31 December 2022 and 31 December 2021 are as follows:

	31 December 2022					31 December 2021
	TL Equivalents	TL	USD	EUR	UAH	TL Equivalents	TL	USD	EUR	UAH

A. CPM’s given in the behalf of own Company	5,871,529	3,102,872	14,628	125,159	208	3,021,743	912,672	17,022	124,751	213
Collateral	5,871,529	3,102,872	14,628	125,159	208	3,021,743	912,672	17,022	124,751	213
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
B. CPM’s given on behalf of the fully consolidated subsidiaries	3,204,246	-	42,025	32,028	3,481,128	2,946,257	-	48,109	40,020	3,481,643
Collateral	3,204,246	-	42,025	32,028	3,481,128	2,946,257	-	48,109	40,020	3,481,643
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
C. CPM’s given on behalf of third parties or ordinary course of business	748,536	748,536	-	-	-	968,046	968,046	-	-	-
Collateral	748,536	748,536	-	-	-	968,046	968,046	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
D. Total amount of other CPM’s given	-	-	-	-	-	-	-	-	-	-
i. Total amount of CPM’s given on behalf of the parent	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
ii.Total amount of CPM’s given on behalf of the Group companies which are not in scope of B and C	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
iii.Total amount of CPM’s given on behalf of third parties which are not in scope of C	-	-	-	-	-	-	-	-	-	-
Collateral	-	-	-	-	-	-	-	-	-	-
Pledge	-	-	-	-	-	-	-	-	-	-
Mortgages	-	-	-	-	-	-	-	-	-	-
Total CPM	9,824,311	3,851,408	56,653	157,187	3,481,336	6,936,046	1,880,718	65,131	164,771	3,481,856

Since there are not any CPM’s mentioned in D item, the ratio to the total equity is not stated.

Translated into English from the report originally issued in Turkish

78

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21	COMMITMENTS (cont’d)
(b)	Purchase commitments

As of 31 December 2022, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to 3,927,476 TL (31 December 2021: 1,311,359 TL). Payments for these commitments will be made within 4 years.

BeST has an investment commitment covers the years 2022-2032 with a total investment amount of not less than 100,000 USD equivalent to 1,869,830 TL in accordance with the aggreement which signed between the Republic of Belarus, BeST and the Company on 30 November 2022.

(c)	Resale commitments

The Company has resale commitment regarding to reverse repo receivables amounting 3,704,160 TL as of 31 December 2022 (31 December 2021:None).

22	EMPLOYEE BENEFITS

Payables related to employee benefits

As of 31 December 2022 ve 2021, payables related to employee benefits are as follows:

	31 December 2022	31 December 2021
Payables related to social security contributions	226,880	68,892
Accrual personnel salaries	119,347	67,010
Other	8,148	4,728
	354,375	140,630

Long-term provisions related to employee benefits

The Group’s accounting policies require actuarial valuation methods to estimate employee termination benefits. Provision for employee termination benefits is calculated annually by independent actuaries using the projected unit credit method and by estimating the present value of future probable obligation of the Group and its subsidiaries in Turkey arising from retirement of employees and recognized in financial statements. Discount rate used for calculating employee termination benefit as of 31 December 2022 is 0.6% (31 December 2021: 2.9%).

The main assumption is that the ceiling obligation set for each annual service will increase in proportion to inflation. Thus, the discount rate applied reflects the real rate after adjusting for the expected effects of inflation. As of 31 December 2022, the Group's employee termination benefit liability is calculated at 15.4 TL due to the expectation that the ceiling price increases in the coming years will exceed inflation (31 December 2021: 8.2 TL). As of 31 December 2022 and 2021, the long-term provision for employee benefits includes provisions for employee termination benefit and unused vacation. The provision for unused vacation as of 31 December 2022 and 2021 is 199,275 TL and 100,495 TL, respectively.

Translated into English from the report originally issued in Turkish

79

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

22	EMPLOYEE BENEFITS (cont’d)

Long-term provisions related to employee benefits (cont’d)

Movements in provision for employee termination benefits are as follows:

	31 December 2022	31 December 2021
Opening balance	514,118	301,459
Additions	87,258	62,749
Actuarial loss/(gain)	950,686	163,588
Payments	(57,909)	(51,138)
Discount expense	96,603	37,383
Acquisiton through business combinations	-	77
Closing balance	1,590,756	514,118

As of 31 December 2022 and 2021, the sensitivity analysis regarding to actuarial assumptions made during the calculation of employee termination benefit provision is as follows:

31 December 2022	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(15.4%)	19.0%	18.9%	(15.6%)
Impact on provision for employee termination benefits	(244,976)	302,244	300,653	(248,158)

31 December 2021	Discount Rate		Inflation Rate
Sensivity Level	1% increase	1% decrease	1% increase	1% decrease
Change in assumption	(13.4%)	16.3%	16.5%	(13.8%)
Impact on provision for employee termination benefits	(68,892)	83,801	84,829	(70,948)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined Contribution Plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred 31,399 TL and 20,004 TL in relation to the defined contribution retirement plan for the years ended 31 December 2022 and 2021 respectively.

Share Based Payments

The Group has a share performance based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan. As of 31 December 2022 and 2021, the Group has not recognized any expenses regarding this plan.

Translated into English from the report originally issued in Turkish

80

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

23	LIABILITIES ARISING FROM CUSTOMER CONTRACTS

Short-term Liabilities Arising from Goods and Service Sales Contracts

	31 December 2022	31 December 2021
Contract liabilities from sale of goods and services contracts	706,046	459,289

Long-term Liabilities Arising from Goods and Service Sales Contracts

	31 December 2022	31 December 2021
Contract liabilities from sale of goods and services contracts	261,328	170,445

Contract liabilities primarily consist of right of use sold but not used by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is 459,289 TL (2021: 315,070 TL).

As of 31 December 2022, the details of unsatisfied contract liabilities are as follows:

	31 December 2022	31 December 2021
Telecommunication income	1,844,463	1,485,719
Device income	849,574	1,061,141
Total	2,694,037	2,546,860

Management expects that 48% of the transaction price allocated to the unsatisfied contracts as of 31 December 2022 will be recognized as revenue during 2023 and the remaining 52% will be recognized in next years.

24	EXPENSES BY NATURE
	31 December 2022	31 December 2021
Depreciation and amortization (*)	(9,478,012)	(7,291,913)
Personnel expenses	(5,572,800)	(3,482,663)
Cost of goods sold	(5,651,973)	(4,377,966)
Treasury share	(4,084,897)	(2,816,508)
Interconnection and termination expenses	(3,265,242)	(2,608,009)
Radio expenses	(2,965,792)	(1,258,037)
Frequency expenses	(1,497,117)	(1,032,410)
Marketing expenses	(1,031,669)	(733,381)
Transmission expenses	(809,970)	(565,820)
Internet expenses	(643,275)	(353,386)
Roaming expenses	(610,932)	(340,282)
Universal service fund	(568,470)	(388,817)
Cost of revenue from financial services (**)	(565,229)	(223,050)
Selling expense	(229,204)	(163,974)
Other	(4,033,158)	(2,291,264)
	(41,007,740)	(27,927,480)

(*) As at 31 December 2022, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to 74,630 TL (31 December 2021: 66,798 TL).

(**) As at 31 December 2021, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to 71,133 TL (31 December 2021: 31,722 TL).

Translated into English from the report originally issued in Turkish

81

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

25	OTHER ASSETS AND LIABILITIES

Other current assets

As of 31 December 2022 and 2021, the details of other current assets are as follows:

	31 December 2022	31 December 2021
VAT receivable	585,060	90,645
Due from personnel	24,790	18,589
Other	1,382	939
	611,232	110,173

Other long-term liabilities

As of 31 December 2022 and 2021, the details of other long-term liabilities are as follows:

	31 December 2022	31 December 2021
Liabilities to BeST investment agreement (*)	663,338	-
Consideration payable in relation to acquisition of BeST (**)	-	758,261
Consideration payable in relation to the acquisition of Boyut Enerji (Note 3)	3,275	3,275
Other	-	2,522
	666,613	764,058

(*) The transfer of ownership of BeST's 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a 100.000 USD obligation to be paid over a period of 10 years based on a minimum of 50% of the net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period.

The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is 100,000 USD (equivalent to 1,869,830 TL as of 31 December 2022) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2027- 2031.

(**) Consideration payable (conditional consideration) in relation to acquisition of BeST in 2008 was recognized at fair value within the scope of TFRS 3. The assumptions used in the fair value calculation are explained in Note 38. On 30 November 2022, the relevant contract was canceled by mutual agreement. and an investment agreement was signed instead of the relevant contract.

Translated into English from the report originally issued in Turkish

82

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

26	PAID-IN CAPITAL, LEGAL RESERVES VE OTHER EQUITY ITEMS
26.1	Paid-in capital

As at 31 December 2022, paid-in capital represents 2,200,000,000 authorized, issued and fully paid shares with a par value of 1 TL each (31 December 2021: 2,200,000,000 and 1 TL).

The Company’s issued capital is 2,200,000 TL which is authorized share capital.

Shareholders’ structure is as follows:

	31 December 2022		31 December 2021

	Share ratio	Share amount	Share ratio	Share amount
	(%)	TL	(%)	TL
Public Share	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.2	576,400	26.2	576,400
IMTIS Holdings	19.8	435,600	19.8	435,600
Other	0.05	996	0.05	996

Total	100	2,200,000	100	2,200,000
Inflation adjustment to
share capital		(52,352)		(52,352)
Inflation adjusted capital		2,147,648		2,147,648

As at 31 December 2022, total number of shares pledged as security is 995,509 (2021: 995,509).

26.2	Treasury shares

The Company purchased 816,290 TL of its shares on-market with prices ranging from 12.09 to 12.35 TL in accordance with the share buyback decisions made on 27 July 2016 and 30 January 2017. During 2022, there are not any shares buyback transactions executed. (2021: None). Treasury shares are recognized by deducting from equity.

26.3	Share premiums

Share premiums represent the cash inflows obtained as a result of selling the shares at market prices. These premiums are recognized under equity and are not subject to distribution. However it can be used for future capital increases.

26.4	Reserves

Legal Reserves

The legal reserves consist of initial and secondary reserves in accordance with the TCC. The TCC stipulates that the initial legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in capital. The secondary legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in capital to make dividend distribution in accordance with the CMB’s announcement, however the legal records it is appropriated at the rate of 11% per annum of all cash dividends in excess of 5% of the paid-in capital in accordance with the legal records. The initial and secondary legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in capital.

As at 31 December 2022, the Company’s reserves consist of legal reserves. The total amount of the Company’s legal reserves is 3,948,937 TL(31 December 2021: 3,612,388 TL).

Translated into English from the report originally issued in Turkish

83

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

26	PAID-IN CAPITAL, LEGAL RESERVES VE OTHER EQUITY ITEMS (cont’d)
26.5	Dividends

At the General Assembly held on 16 June 2022, it was decided to distribute gross 1,257,775 TL part of the distributable profit of the Company for the year ended 31 December 2021 to the shareholders on 26 July 2022 in cash, as 0.5717 gross for each share with a nominal value of 1 TL. The amount was paid to the shareholders on the relevant date (31 December 2021: 2,585,787 TL).

26.6	Non-controlling interests

The portion of subsidiaries' net assets which are not directly or indirectly controlled by the parent company, are classified under the "Non-controlling interests" in the consolidated statement of financial position.

The portion of subsidiaries' net income or loss that belong to non-controlling interests are classified under the "Non-controlling interests" in the consolidated statement of profit or loss.

Translated into English from the report originally issued in Turkish

84

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

27	REVENUE AND COST OF REVENUE
27.1	Revenue

Revenue for the year ended 31 December 2022 and 2021 is as follows:

	Turkcell Turkey		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021

Telecommunication services	38,403,988	25,791,341	6,007,115	3,479,631	—	—	—	—	(90,607)	(66,525)	44,320,496	29,204,447
Equipment related revenue	2,158,917	1,257,639	135,994	120,113	—	—	3,570,404	2,832,180	(20,211)	(49,219)	5,845,104	4,160,713
Revenue from financial services	—	—	—	—	1,849,132	1,075,742	—	—	(140,624)	(61,846)	1,708,508	1,013,896
Call center revenue	88,111	46,268	46,262	48,060	—	—	762,524	540,553	(99,520)	(65,313)	797,377	569,568
Other sales revenue	200,054	128,295	164,232	102,277	—	—	2,709,561	1,557,286	(1,866,845)	(815,940)	1,207,002	971,918
Total	40,851,070	27,223,543	6,353,603	3,750,081	1,849,132	1,075,742	7,042,489	4,930,019	(2,217,807)	(1,058,843)	53,878,487	35,920,542

Translated into English from the report originally issued in Turkish

85

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

27	REVENUE AND COST OF REVENUE (cont’d)
27.1	Revenue (cont’d)
	31 December 2022
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	38,403,988	6,007,115	-	-	(90,607)	44,320,496
At a point in time	291,598	47,884	-	-	(122)	339,360
Over time	38,112,390	5,959,231	-	-	(90,485)	43,981,136
Equipment Related	2,158,917	135,994	-	3,570,404	(20,211)	5,845,104
At a point in time	1,898,025	135,994	-	3,570,404	(20,211)	5,584,212
Over time	260,892	-	-	-	-	260,892
Revenue from financial operations	-	-	1,849,132	-	(140,624)	1,708,508
At a point in time	-	-	878,186	-	(140,619)	737,567
Over time	-	-	970,946	-	(5)	970,941
Call Center	88,111	46,262	-	762,524	(99,520)	797,377
At a point in time	-	-	-	-	-	-
Over time	88,111	46,262	-	762,524	(99,520)	797,377
Other	200,054	164,232	-	2,709,561	(1,866,845)	1,207,002
At a point in time	3,281	4,077	-	54,602	(6,160)	55,800
Over time	196,773	160,155	-	2,654,959	(1,860,685)	1,151,202
Total	40,851,070	6,353,603	1,849,132	7,042,489	(2,217,807)	53,878,487
At a point in time	2,192,904	187,955	878,186	3,625,006	(167,112)	6,716,939
Over time	38,658,166	6,165,648	970,946	3,417,483	(2,050,695)	47,161,548

	31 December 2021
	Turkcell Turkey	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	25,791,341	3,479,631	-	-	(66,525)	29,204,447
At a point in time	229,120	26,085	-	-	(1)	255,204
Over time	25,562,221	3,453,546	-	-	(66,524)	28,949,243
Equipment Related	1,257,639	120,113	-	2,832,180	(49,219)	4,160,713
At a point in time	1,035,373	120,113	-	2,832,180	(49,219)	3,938,447
Over time	222,266	-	-	-	-	222,266
Revenue from financial operations	-	-	1,075,742	-	(61,846)	1,013,896
At a point in time	-	-	441,404	-	(61,846)	379,558
Over time	-	-	634,338	-	-	634,338
Call Center	46,268	48,060	-	540,553	(65,313)	569,568
At a point in time	-	-	-	-	-	-
Over time	46,268	48,060	-	540,553	(65,313)	569,568
Other	128,295	102,277	-	1,557,286	(815,940)	971,918
At a point in time	6,013	351	-	46,625	(2,953)	50,036
Over time	122,282	101,926	-	1,510,661	(812,987)	921,882
Total	27,223,543	3,750,081	1,075,742	4,930,019	(1,058,843)	35,920,542
At a point in time	1,270,506	146,549	441,404	2,878,805	(114,019)	4,623,245
Over time	25,953,037	3,603,532	634,338	2,051,214	(944,824)	31,297,297

Translated into English from the report originally issued in Turkish

86

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

27	REVENUE AND COST OF REVENUE (cont’d)
27.2	Cost of revenue

Cost of revenue the year ended for 31 December 2022 and 2021 is as follows:

	31 December 2022	31 December 2021
Depreciation and amortization	(9,478,012)	(7,291,913)
Cost of goods sold	(5,651,973)	(4,377,966)
Treasury share	(4,084,897)	(2,816,508)
Personnel expenses	(3,293,808)	(2,085,343)
Interconnection and termination expenses	(3,265,242)	(2,608,009)
Radio expenses	(2,965,792)	(1,258,037)
Frequency expenses	(1,497,117)	(1,032,410)
Transmission expenses	(809,970)	(565,820)
Internet expenses	(643,275)	(353,386)
Roaming expenses	(610,932)	(340,282)
Universal service fund	(568,470)	(388,817)
Cost of revenue from financial services	(565,229)	(223,050)
Other	(3,353,925)	(1,888,433)
	(36,788,642)	(25,229,974)

As at 31 December 2022, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to 74,630 TL (31 December 2021: 66,798 TL).

As at 31 December 2022, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to 71,133 TL (31 December 2021: 31,722 TL).

28	GENERAL ADMINISTRATIVE EXPENSES, MARKETING EXPENSES
28.1	General Administrative Expenses

General administrative expenses at the end of the year 31 December 2022 and 2021 as follows:

	31 December 2022	31 December 2021
Personnel expenses	(1,023,709)	(617,850)
Consultancy expenses	(121,307)	(88,534)
Service expenses	(83,805)	(44,971)
Maintenance and repair expenses	(47,766)	(27,419)
Collection expenses	(46,786)	(38,224)
Travel and entertainment expenses	(34,735)	(17,938)
Other	(160,913)	(84,087)
	(1,519,021)	(919,023)

Translated into English from the report originally issued in Turkish

87

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

28	GENERAL ADMINISTRATIVE EXPENSES AND MARKETING EXPENSES (cont’d)
28.2	Marketing Expenses

Marketing, sales and delivery expenses at the end of the year 31 December 2022 and 2021 as follows:

	31 December 2022	31 December 2021
Personnel expenses	(1,255,283)	(779,470)
Marketing expenses	(1,031,669)	(733,381)
Selling expenses	(229,204)	(163,974)
Other	(183,921)	(101,658)
	(2,700,077)	(1,778,483)
29	OTHER OPERATING INCOME / EXPENSES
29.1	Other Operating Income

Other operating income at the end of the year 31 December 2022 and 2021 as follows:

	31 December 2022	31 December 2021
Foreign exchange gain, net	5,913,287	6,097,168
Interest income from time deposits with maturity of less than 3 months	1,219,162	658,482
Interest income from overdue payments	233,440	186,700
Other	196,104	135,345
	7,561,993	7,077,695

29.2	Other Operating Expenses

Other operating expenses at the end of the year 31 December 2022 and 2021 as follows:

	31 December 2022	31 December 2021
Revaulation tax expense (*)	(253,945)	(156,577)
Donation expenses	(152,909)	(89,481)
Litigation provision and penalty expenses	(118,035)	(313,049)
Revaluation of fixed asset dismantling, moving and restoration	(99,055)	(12,083)
Discount expenses	(34,497)	(47,697)
Restructuring expenses	(8,703)	(5,993)
Supplementary contributions to retailers	(2,510)	(4,492)
Interest expenses related with legal cases	(148)	(542)
Other	(91,324)	(38,162)
	(761,126)	(668,076)

(*) It consists of 2% tax expense paid over the value increase resulting from the revaluation of the properties and depreciable economic assets which are registered in statutory books. (Note 32).

Translated into English from the report originally issued in Turkish

88

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

30	INVESTMENT INCOME

	31 December 2022	31 December 2021
Fair value difference of financial investments	863,852	-
Foreign exchange gain, net	395,383	234,756
Discount income / (expense) on consideration in relation to acquisition of BeST	342,380	70,514
Gain on sales of fixed asset, net	114,247	109,489
Interest income on financial investments	53,053	43,086
Other	10,975	6,271
	1,779,890	464,116

(*) Fair value difference of financial investments mainly consist of fair value difference of currency protected time deposits.

31	FINANCIAL INCOME AND EXPENSES
31.1	Financial Income

Financial income at the end of the year 31 December 2022 and 2021 as follows:

	31 December 2022	31 December 2021
Fair value gains / (losses) and interest on derivative instruments, net	-	1,258,961
Gain on cash flow hedges reclassified to profit or loss	-	1,631,491
Other interest income	210,775	160,630
	210,775	3,051,082

31.2	Financial Expenses

Financial expenses at the end of the year 31 December 2022 and 2021 as follows:

	31 December 2022	31 December 2021
Foreign exchange losses, net (*)	(10,143,113)	(11,870,467)
Net interest expenses from financial assets and liabilities measured at amortized cost	(3,111,003)	(1,198,628)
Fair value and interest gain from derivatives instruments, net	(319,212)	-
Gain on cash flow hedges reclassified to profit or loss	61,463	-
Other	(187,946)	(126,618)
	(13,699,811)	(13,195,713)

(*) Net foreign exchange losses within financial expenses mainly consist of foreign exchange loss from bank borrowings and issued debt instruments as at 31 December 2022.

Translated into English from the report originally issued in Turkish

89

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

32	INCOME TAXES

Tax income included in at the end of the period 31 December 2022 and 2021 as follows:

	31 December 2022	31 December 2021
Current income tax expense	(530,581)	(681,513)
Deferred tax income	4,046,681	1,171,697
	3,516,100	490,184

Total tax income originated from continuing operations.

a)	Corporate tax

The amount of 243,485 TL recognized in current tax liability represents tax liability calculated for the period ended 31 December 2022 less temporary tax payments made during the year (31 December 2021:241,686 TL).

Turkish tax regulations does not allow the parent company to prepare tax return over the consolidated financial statements and subsidiaries. Therefore tax provisions reflected int he financial statements calculated seperately for companies included in full consolidation.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns by the end of the fourth month following the closing of the accounting year to which they relate. Corporate tax payment is made by the end of the month in which the tax return is filed. The tax authorities may, however, examine such returns and the underlying accounting records, and may revise assessments within a five-year period. Advance tax returns are filed on a quarterly basis.

In Turkey, the transfer pricing provisions have been stated under Article 13 of Corporate Tax Law with the heading of “disguised profit distribution via transfer pricing”. The General Communiqué on disguised profit distribution via Transfer Pricing, dated 18 November 2007 sets out the details of implementation.

If a taxpayer enters into transactions regarding the sale or purchase of goods and services with related parties, where the prices are not set in accordance with arm's length principle, then related profits are considered to be distributed in a disguised manner through transfer pricing. Such disguised profit distributions through transfer pricing are not accepted as tax deductible for corporate income tax purposes.

The deduction of 100% of the research and development expenses is allowed when the taxpayers are made these expenditures exclusively for new technology and information researches.

On 22 April 2021, a temporary article is added to the Turkey’s Corporate Tax Law No. 5220 which was published in the Official Gazette. The Law increases the corporate tax rate under Corporate Tax Law from the current 20% rate to 25% for the tax year 2021 and to 23% rate for the tax year 2022; the change took effect on the Law’s date of publication. It is expected to continue with 20% afterwards. However, with the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, banks, consumer finance companies, factoring and financial leasing companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies The corporate tax rate for pension companies has been permanently increased to 25%, and this change will be valid for returns to be submitted after 1 July 2022.

Translated into English from the report originally issued in Turkish

90

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

32	INCOME TAXES (cont’d)
a)	Corporate tax (cont’d)

7532 Law on amending the Tax Procedure Law and Corporate Tax Law was enacted on 20 January 2022. It has been decided that the financial statements will not be subject to inflation adjustment in the 2021 and 2022 accounting periods, including the provisional accounting periods, and in the provisional tax periods of the 2023 accounting period, regardless of whether the conditions for the inflation adjustment within the scope of the Repeated Article 298 are met. In line with the Law No. 7352, inflation adjustment will be applied to the financial statements dated 31 December 2023, and the profit/loss difference arising from the inflation adjustment will not be taxed.

Dividend payments of Turkish resident corporations to Turkish real persons, foreign corporations and foreign real persons are subject to 10% withholding tax. It is possible to apply reduced withholding tax rate for dividend payments made to abroad, under the scope of provisions of an applicable double taxation treaty.

Dividend income of Turkish taxpayers received from other Turkish taxpayers is exempted from corporate tax. However, dividends received from participation shares and stocks of fund and investment partnerships cannot utilize from this exemption.

The earnings arising from the sale of founding shares, redeemed shares and priority rights, which the institutions have for at least two full years in their assets are exempted from corporate tax for 75%. The earnings arising from the sale of immovables, which the institutions have for at least two full years in their assets are exempted from corporate tax for 50%. The exempted earnings are transferred to another account in any way other than being added to the capital within five years or withdrawn from the business or taxes not accrued on time due to the exception applied for the part transferred to the head office by limited taxpayer institutions are considered to be lost. The sales must be collected until the end of the second calendar year following the sale.

Reconciliation of income tax expense at 31 December 2022 and 2021 are as follows:

Reconciliation of tax expense	31 December 2022	31 December 2021
Profit from continuing operations before income tax expense	7,536,134	4,541,094
Tax expense calculated over legal tax rate	(1,733,311)	(1,135,274)
Difference in overseas tax rates	102,512	16,711
Effect of amounts which are not deductible and permanent differences	(242,700)	(467,266)
Effect of exemptions (**)	752,225	231,817
Unrecognized deferred tax assets (***)	(333,765)	(17,970)
Revaluation effect of tangible and intangible assets (*)	4,775,742	1,641,145
Adjustments for current tax of prior years	6,101	(5,115)
Effect of legal tax rate change on deferred tax	181,878	237,709
Deferred tax on investment in subsidiaries	10,712	(13,514)
Other	(3,294)	1,941
Total tax expense	3,516,100	490,184

Translated into English from the report originally issued in Turkish

91

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

32	INCOME TAXES (cont’d)
a)	Corporate tax (cont’d)

(*) With the article 52 of the Law No. 7338 published in the Official Gazette on 26 October 2021 Within the scope of the regulation added as the Temporary Article 32 of the Tax Procedure Law No. 213, axpayers who can make revaluation within the scope of the paragraph (Ç) added to the Repeated Article 298 of the same Law can revalue their immovables and other depreciable economic assets (excluding real estate and economic assets subject to the sale-lease-repurchase transaction or the issuance of lease certificates as long as they maintain these qualities) stated in their balance sheets as of the end of the accounting period before the accounting period in which they will revalue for the first time, under the conditions specified in the article. The covered assets will be valued with the D-PPI rate and tax will be paid in 3 installments (at two-month intervals) at the rate of 2% over the value increase amount. For revalued assets, the valuation difference can be depreciated and written off as an expense. Within the scope of the said amendment, deferred tax asset has been recognized in the statement of financial position based on the revaluation records for fixed assets in the legal book, and the deferred tax income related to this asset has been recognized in the consolidated statement of profit or loss (31 December 2021: Revaluation was carried out within the scope of Law No. 7326).

Income or corporate taxpayers, who are subject to full liability and keep books on the balance sheet basis (Except for those who make inflation adjustments within the scope of subparagraph (9) of subparagraph (A), regardless of the conditions in subparagraph (1) of the aforementioned paragraph, and those who are allowed to keep their records in a currency other than Turkish currency including Unlimited liability, limited partnerships and ordinary partnerships), can revalue their depreciable economic assets (except for those that are subject to a sell-lease-repurchase transaction or issuance of lease certificates, as long as they maintain these qualifications) recognized in their balance sheets and the depreciation recognized in the liabilities of their balance sheets, in accordance with the conditions specified in the article, at the end of the accounting periods in which the conditions for making inflation adjustments are not met. In revaluation, the values of economic assets and their depreciation, which are determined in accordance with the valuation provisions of this Law and included in the statutory books as of the end of the accounting period in which the valuation will be made, are taken into account. The values after revaluation of economic assets are calculated by multiplying the values determined in this way and their depreciation with the revaluation rate of the year in which the revaluation will be made. Taxpayers who subject their economic assets to revaluation within the scope of this article continue to depreciate these assets over the values reached after the revaluation.Within the scope of the said amendment, deferred tax asset has been recognized in the statement of financial position based on the revaluation records for fixed assets in the statutoy book, and the deferred tax income related to this asset has been recognized in the consolidated statement of profit or loss.

(**) Discounts and exceptions for the period of 31 December 2022, mainly consist of R&D discounts.

(***) Mainly comprises of unused tax losses for which no deferred tax asset has been recognized.

Income tax relating to each component of other comprehensive income:

31 December 2022	Other comprehensive income before tax	Tax effect	Other comprehensive income after tax
Foreign currency translation differences	378,459	(538,429)	(159,970)
Change in cash flow hedge reserve	364,888	(84,237)	280,651
Change in cost of hedging reserve	329,403	(65,881)	263,522
Fair value reserve	(40,116)	8,023	(32,093)
Hedges of net investments in foreign operations	(1,335,580)	267,116	(1,068,464)
Remeasurements of employee termination benefits	(950,686)	191,104	(759,582)
	(1,253,632)	(222,304)	(1,475,936)

31 December 2021	Other comprehensive income before tax	Tax effect	Other comprehensive income after tax
Foreign currency translation differences	2,410,295	(861,143)	1,549,152
Change in cash flow hedge reserve	197,211	(55,912)	141,299
Change in cost of hedging reserve	(1,185,074)	237,015	(948,059)
Fair value reserve	(65,494)	13,099	(52,395)
Hedges of net investments in foreign operations	(1,558,374)	311,675	(1,246,699)
Remeasurements of employee termination benefits	(163,588)	32,276	(131,312)
	(365,024)	(322,990)	(688,014)

Translated into English from the report originally issued in Turkish

92

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

32	INCOME TAXES (cont’d)
b)	Deferred tax

Deferred tax liability or assets are determined by calculating the tax effects of temporary differences between the values of assets and liabilities shown in the financial statements and the amounts taken into account in the calculation of legal tax base, according to the balance sheet method. Deferred tax liability or assets are reflected in the consolidated financial statements by taking into account the tax rates that are expected to be valid in the future periods when the temporary differences will disappear.

The Group considers factors such as developments in the sector in which it operates, future taxable profit estimations, macroeconomics and political situation in Turkey and the countries in which its subsidiaries are located, and/or international macroeconomics and political situation that may affect the Group, while reflecting deferred tax assets in the financial statements.

Deferred tax assets and liabilities at 31 December 2022 and 2021 are attributable to the following:

	Deferred Tax Assets		Deferred Tax Liabilities		Net Deferred Tax Assets/Lia.
	31 December 2022	31 December 2021	31 December 2022	31 December 2021	31 December 2022	31 December 2021
Depreciation and capitalization difference related with property, plant and equipment and intangible assets	2,324,218	412,728	(800,510)	(953,814)	1,523,708	(541,086)
Subsidiaries	-	-	(98,257)	-	(98,257)	-
Derivative instruments	29,967	5,922	(547,459)	(520,298)	(517,492)	(514,376)
Reserve for employee termination benefits and provisions	455,263	235,581	(7,765)	(19,295)	447,498	216,286
Tax losses carried forward	2,313,498	1,155,781	-	-	2,313,498	1,155,781
Tax exemptions	97,466	62,692	-	-	97,466	62,692
Other assets and liabilities (*)	1,075,658	596,974	(100,420)	(105,213)	975,238	491,761
Deferred tax assets/ (liabilities)	6,296,070	2,469,678	(1,554,681)	(1,598,620)	4,741,389	871,058
Offsetting	(1,304,846)	(670,066)	1,304,846	670,066	-	-
Net deferred tax assets/ (liabilities)	4,991,224	1,799,612	(249,835)	(928,554)	4,741,389	871,058

(*) Mainly comprises deferred taxs effects of loans, bonds, prepaid expenses and lease liabilities.

Translated into English from the report originally issued in Turkish

93

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

32	INCOME TAXES (cont’d)
b)	Deferred tax (cont’d)

Movement in deferred tax assets/(liabilities) for the years ended 31 December 2022 and 2021 were as follows:

	31 December 2022	31 December 2021
Opening balance, net	871,058	(501,223)
Recognized in statement of profit or loss	4,046,681	1,171,697
Recognized in statement of other comprehensive income	(222,304)	(322,990)
Acquisition through business combinations	-	(48,755)
Exchange differences	45,954	572,329
	4,741,389	871,058

As of 31 December 2022, the Group did not recognize deferred tax assets of 7,270,241 TL (31 December 2021: 5,518,647 TL) in respect of tax losses amounting to 1,398,834 TL (31 December 2021: 1,043,849 TL) that can be carried forward against future taxable income. The unused tax losses were incurred mainly by Belarusian Telecom.

Unused tax losses will expire at the following dates

Expiration	Amount
2023	483,247
2024	826,727
2025	2,903,840
2026	227,219
2027	1,849,040
2028	411,144
2029	-
2030	182,827
2031	227,175
2032	-
Indefinite	159,022
7,270,241

Translated into English from the report originally issued in Turkish

94

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

33	EARNINGS PER SHARE
	31 December 2022	31 December 2021

Profit attributable to owners of the Company	11,053,193	5,031,098
Weighted average number of shares:
Weighted average number of ordinary shares (*)	2,183,106,193	2,183,106,193
Earnings per share with a nominal value of 0.001 TL	5.06	2.30
(unshortened full TL)

(*) For details of Treasury Shares see Note 26.2.

34	FINANCIAL INVESTMENTS

The details of financial investments as of 31 December 2022 and 2021 are as follows:

	31 December 2022		31 December 2021
Financial investments measured at amortized cost	Short Term	Long Term	Short Term	Long Term
- Time deposits with maturity more than three months	748,665	-	4,164	-
Financial assets measured at fair value through profit or loss	748,665	-	4,164	-
- Currency protected time deposit (**)	4,034,897	258,627	-	-
- Investment funds (***)	4,034,897	-	-	-
Financial assets measured at fair value through other comprehensive income	-	258,627	-	-
- Debt securities issued (*)	-	1,850,830	51,166	1,376,645
	-	1,850,830	51,166	1,376,645
	4,783,562	2,109,457	55,330	1,376,645

(*) Debt securities issued are classified as financial assets at fair value through other comprensive income.

(**) Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to 123,300 USD and 73,300 EUR into “Currency Protected TL Time Deposit Accounts”. Maturity of currency protected time deposit accounts is 1 year.

(***) Investment funds mainly include Turkcell GSYF, established by Re-Pie., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

Translated into English from the report originally issued in Turkish

95

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

34	FINANCIAL INVESTMENTS (cont’d)

The table of fair value of financial investments as of 31 December 2022 and 2021 is as follows:

	Fair Value
	31 December 2022	31 December 2021	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	1,850,830	1,427,811	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through other comprehensive income	19,982	-	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	4,034,897	-	Level 2	Forward exchange rates at the balance sheet date
Financial assets at fair value through profit or loss	238,645	-	Level 3	Pricing models based on discounted cash flow
Total	6,144,354	1,427,811

As of 31 December 2022, the nominal and fair value amounts of financial assets measured at fair value through other comprehensive income are as follows:

Currency	Nominal amount	Fair Value	Maturity
EUR	24,000	472,022	16 February 2026
EUR	15,000	279,082	8 July 2027
EUR	5,000	99,975	11 April 2023
USD	3,700	73,314	31 March 2025
USD	21,000	391,211	14 July 2023
USD	18,000	308,358	25 March 2027
USD	5,000	97,785	13 November 2025
USD	3,000	55,835	25 January 2023
USD	1,000	18,540	10 August 2024
USD	50,000	54,708	Indefinite
Total financial invesments		1,850,830

Translated into English from the report originally issued in Turkish

96

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

34	FINANCIAL INVESTMENTS (cont’d)

As of 31 December 2022, the nominal and fair value amounts of financial assets measured at fair value through profit or loss are as follows:

Currency	Nominal amount	Fair Value	Maturity
TL	949,475	1,236,256	10 May 2023
TL	704,109	950,130	27 February 2023
TL	701,033	820,390	15 August 2023
TL	436,793	511,377	16 August 2023
TL	230,364	299,793	11 May 2023
TL	185,454	216,951	2 October 2023
Total financial investments		4,034,897

As of 31 December 2021, the nominal and fair value amounts of financial assets at fair value through other comprehensive income are as follows:

Currency	Nominal amount	Fair Value	Maturity
EUR	1,995	31,347	16 February 2026
EUR	15,189	216,874	8 July 2027
TL	24,312	25,583	2 March 2022
TL	24,108	25,583	2 March 2022
USD	21,000	286,017	14 July 2023
USD	996	13,479	10 August 2024
USD	19,824	250,956	14 October 2025
USD	2,168	27,595	26 January 2026
USD	25,000	319,874	22 June 2026
USD	18,470	230,503	25 March 2027
Total financial invesments		1,427,811

Following gains and losses were recognized under other comprehensive income during current year:

	31 December 2022	31 December 2021
Gains / (Losses) recognized in other comprehensive income
Gain/ (loss) related to Financial investment	(40,116)	(65,494)
Gain/ (loss) related to Financial investment, tax effect	8,023	13,099
	(32,093)	(52,395)

Translated into English from the report originally issued in Turkish

97

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

35	DERIVATIVE INSTRUMENTS

The fair value of derivative instruments at 31 December 2022 and 31 December 2021 are as follows:

	31 December 2022		31 December 2021
	Asset	Liability	Asset	Liability
Held for trading	794,399	131,074	1,181,740	-
Derivatives used for hedge accounting	1,199,843	21,432	999,577	60,518
Total	1,994,242	152,506	2,181,317	60,518

At 31 December 2022, short-term derivative assets of 2,032,416 TL also includes a net accrued interest income of 38,174 TL and the short-term derivative liabilities of 150,923 TL also includes a net accrued interest expense of 1,583 TL.

At 31 December 2021, the short-term derivative assets of 2,131,070 TL also includes a net accrued interest expense of 50,247 TL and the short-term derivative liabilities of 71,325 TL also includes a net accrued interest income of 10,807 TL.

Translated into English from the report originally issued in Turkish

98

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

35	DERIVATIVE INSTRUMENTS (cont’d)

Derivatives used for hedge accounting

The notional amount and the fair value of derivatives used for hedging contracts at 31 December 2022 are as follows:

	31 December 2022		31 December 2021
	Notional value		Notional value
Currency	in original currency	Fair value	in original currency	Fair value	Maturity date	Hedge ratio
Participating cross currency swap contracts
EUR Contracts	233,600	203,017	300,200	174,747	October 2025	01:01
EUR Contracts	50,711	53,612	63,365	48,443	April 2026	01:01
USD Contracts	165,478	560,982	206,770	523,571	April 2026	01:01
Cross currency swap contracts
RMB Contracts	108,148	256,943	135,134	235,617	April 2026	01:01
Interest rate swap contracts
USD Contracts	120,105	103,857	150,075	(43,319)	April 2026	01:01

Derivatives used for hedge accounting		1,178,411		939,059

Participating cross currency swap contracts amount of 269,624 EUR (2021: 340,220 EUR) includes 1,194,300 TL (2021: 1,170,728 TL) guarantees after the CSA agreement.

Translated into English from the report originally issued in Turkish

99

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

35	DERIVATIVE INSTRUMENTS (cont’d)

Held for trading

The notional amount and the fair value of derivative contracts held for trading at 31 December 2022 are as follows:

	31 December 2022			31 December 2021
	Notional value			Notional value
Currency	in original currency	Fair value	Maturity date	in original currency	Fair value	Maturity date
Cross currency swap contracts

USD Contracts	18,858	243,287	March 2023 - November 2025	36,572	284,868	March 2023 - November 2025
RMB Contracts	25,883	57,482	April 2026	32,342	50,842	April 2026
EUR Contracts	-	-	-	24,000	168,900	December 2022
Currency swap contracts
USD Contracts	377,435	7,673	January 2023 - June 2023	175,000	169,478	January 2022 - March 2022
EUR Contracts	26,900	28,699	February 2023 - April 2023	-	-	-
FX swap contracts
USD Contracts	357,451	(3,980)	January 2023	200,000	193,504	January 2022
RMB Contracts	148,422	1,864	January 2023	-	-	-
Participating cross currency swap contracts
USD Contracts	27,000	75,051	November 2025	36,000	58,890	November 2025
EUR Contracts	53,380	254,040	April 2026	66,700	243,478	April 2026
Interest rate swap contracts
USD Contracts	53,380	(791)	April 2026	-	-	-
EUR Contracts	-	-	-	35,000	11,780	September 2028
Derivatives held for trading		663,325			1,181,740

Translated into English from the report originally issued in Turkish

100

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

35	DERIVATIVE INSTRUMENTS (cont’d)

Held for trading (cont’d)

Fair value of derivative instruments and risk management

Fair value:

Hierarchy on the presentation of financial assets and liabilities at their fair values:

The fair values of financial assets and financial liabilities are determined and grouped as Level 1, Level 2, Level 3:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 inputs are unobservable inputs for determine fair value of asset or liability.

The table below provides information on fair value measurement of financial assets and liabilities:

	Fair value level	Valuation tecnique
a) Participating cross currency swap contracts	Level 3	Pricing models based on discounted cash flows calculated in-line with yield curves
b) Fx swap, currency, interest swap and option contracts	Level 2	Pricing models based on discounted cash flows calculated in-line with observable yield curves
c) Currency forward contracts	Level 2	Pricing models based on forward exchange rates at the reporting date

There were no transfers between fair value hierarchy levels during the year.

Since the bid-ask spread is unobservable input; in the valuation of participating cross currency swap contracts, prices in the bid- ask price range that were considered the most appropriate were used instead of mid prices, If mid prices were used in the valuation the fair value of participating cross currency swap contracts would have been 15,892 TL lower as at 31 December 2022 (31 December 2021: 253,788 TL).

As of 31 December 2022, the Company has no financial assets and liabilities carried at fair value on a non-recurring basis.

Translated into English from the report originally issued in Turkish

101

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

35	DERIVATIVE INSTRUMENTS (cont’d)

Fair value of derivative instruments and risk management (cont’d)

Fair value (cont’d):

The details of the movement between the opening and closing balances of derivative instruments with level 3 hierarchy are shown in the table below:

Participating cross currency swap contracts

	31 December 2022	31 December 2021
Opening balance	1,049,129	797,060
Cash flow effect	(1,124,027)	45,951
Total gain/loss	-	-
Recognized in profit or loss	1,221,600	206,118
Closing balance	1,146,702	1,049,129

Net off/Offset

The Company signed a Credit Support Annex (CSA) against the default risk of parties in respect of a 233,600 EUR participating cross currency swap transaction executed on 15 July 2016 and restructured respectively on 26 May 2017 and 9 August 2018. Additionally, in the 25 June 2019, The Company signed a new CSA to 32,028 EUR participating cross currency swap transaction. As per the CSA, the swap’s current (mark-to-market) value will be determined on the 10th and 24th calendar day of each calendar month, and if the mark-to-market value is positive and exceeds a certain threshold, the bank will be posting cash collateral to the Company which will be equal to an amount exceeding the threshold (i.e. if the mark-to-market value is negative, the Company would be required to post collateral to the bank by an amount exceeding the threshold).

With respect to valuations, on a bi-weekly basis, a transfer will take place between the parties only if the mark-to-market value changes by at least 1,000 EUR. Following the execution of CSA, the bank transferred to the Company 330,138 EUR as collateral (31 December 2022: 6,581,268 TL) which was the amount exceeding the threshold (10,000 EUR) and the Company transferred 270,228 EUR as collateral to the bank (31 December 2022: 5,386,968 TL) which was the amount exceeding the threshold (10,000 EUR). The Company clarified this with the derivative assets included in the statement of financial postion because it has the legal right to offset the collateral amount 1,194,300 TL (31 December 2021: 1,170,728 TL) that it recognizes under the borrowings and intends to pay according to the net fair value. This amount was netted from the borrowings and deducted from the derivative instruments in the balance sheet. As of 31 December 2022, if this transaction was not conducted, derivative financial instruments assets, liabilities and borrowings would have been 3,072,349 TL (31 December 2021: 3,167,736 TL), (3,444) TL (31 December 2021: (62,737) TL) and 17,915,547 TL (31 December 2021: 10,019,141 TL) respectively.

Translated into English from the report originally issued in Turkish

102

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

35	DERIVATIVE INSTRUMENTS (cont’d)

Fair value of derivative instruments and risk management (cont’d)

Financial risk management

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

Currency risk

The Group’s risk management policy is to hedge its estimated foreign currency exposure in respect of borrowing payments with various maturities at any point in time. The Group uses participating cross currency contracts, currency swaps, interest swap contracts, currency forward contracts to hedge its currency risk, mostly with a maturity of over one year from the reporting date. These contracts are generally designated as cash flow hedges.

The Company started to apply hedge accounting as of 1 July 2018 for existing participating cross currency swap and cross currency swap transactions in accordance with TFRS 9 hedge accounting requirement. TFRS 9, also includes new hedge accounting policies that aiming to be convenient with risk management implementation.

The time value of options in participating cross currency swap contracts are included in the designation of the hedging instrument and are separately accounted for as a cost of hedging, which is recognized in equity in a cost of hedging reserve. The Group’s policy is for the critical terms of the participating cross currency contracts to align with the hedged item.

The Group determines the existence of an economic relationship between the hedging instruments and hedged item based on the currency, amount and timing of their respective cash flows. The Group assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are;

- The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in exchange rates.

- The entire fair value of the derivative contracts including currency basis was designated as the hedging instrument in cash flow hedge. The hypothetical derivative is modelled to exclude the impact of currency basis.

Translated into English from the report originally issued in Turkish

103

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

35	DERIVATIVE INSTRUMENTS (cont’d)

Fair value of derivative instruments and risk management (cont’d)

Financial risk management (cont’d)

Currency risk (cont’d)

The Company’s future contracts are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable device purchases. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of forward currency contracts associated within this scope is amounted to 13,763 USD as of 31 December 2022. Profit or loss from cash flow hedges recognized under “gain/(loss) from cash flow hedges” in the consolidated statement of other comprehensive income of 2022.

The Company’s lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to 12,474 EUR as of 31 December 2022. Profit or loss from cash flow hedges recognized under “gain/(loss) from cash flow hedges” in the consolidated statement of other comprehensive income of 2022.

The Company designated 290,008 EUR of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as “gains/(losses) on net investment hedges” in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after tax foreign exchange loss recognised under “cash flow hedges” in the consolidated statement of other comprehensive income of 2022 in the scope of cash flow hedge amounted to (1,068,464) TL (2021: (1,246,699) TL).

Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps as hedges of the variability in cash flows attributable to movements in interest rates. The Group applies a hedge ratio of 1:1.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the reference interest rates, tenors, repricing dates and maturities and the notional or par amounts.

The Group assesses whether the derivative designated in each hedging relationship is expected to be effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method.

In these hedge relationships, the main sources of ineffectiveness are:

– The effect of the counterparties’ credit risk on the fair value of the swap contracts, which is not part of the hedged risk and associated credit risk considered to be very low at inception in the fair value of the hedged cash flows attributable to the change in interest rates.

Translated into English from the report originally issued in Turkish

104

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

35	DERIVATIVE INSTRUMENTS (cont’d)

Fair value of derivative instruments and risk management (cont’d)

Financial risk management (cont’d)

Interest rate risk (cont’d)

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates and 10% change in foreign exchange currency at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2022
Participating cross currency swap contracts	(37,531)	(25,064)	755,812	787,206
Cross currency swap contracts	64,781	236,336	236,439	206,121
Cash Flow sensitivity (net)	27,250	211,272	992,251	993,327

	Profit or Loss		Equity, net of tax
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2021
Participating cross currency swap contracts	1,199,942	2,230,500	(620,462)	(1,445,257)
Cross currency swap contracts	159,719	(33,859)	(220,694)	(186,611)
Cash Flow sensitivity (net)	1,359,661	2,196,641	(841,156)	(1,631,868)

Translated into English from the report originally issued in Turkish

105

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

36	BORROWINGS

Group’s foreing currency risk of borrowings is explained in Note 38.

	31 December 2022	31 December 2021
Bank loans	8,760,854	3,767,585
Short-term unsecured bank loans	8,395,861	3,767,585
Short-term secured bank loans	364,993	-
Issued debt instruments	1,124,712	101,938

Lease liabilities	873,277	893,055

Current portion of long term borrowings	4,955,284	3,340,237
Current portion of unsecured long-term bank loans	4,474,648	3,098,826
Current portion of secured long-term bank loans	480,636	241,411

Current portion of long-term issued debt instruments	1,007,120	745,598

Long-term bank loans	17,945,061	13,356,013
Long-term unsecured bank loans	15,653,822	13,084,545
Long-term secured bank loans	2,291,239	271,468

Long-term issued debt instruments	17,006,088	12,560,897

Long-term lease liabilities	2,181,954	2,012,810

	53,854,350	36,778,133

The Company has used loans in accordance with the loan agreement previously signed with ING Bank N.V. and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance on 18 December 2020. As of 31 December 2022, the Company has used USD 23,750 and USD 25,180 loan on 1 April 2022 and 3 June 2022, respectively, with a fixed interest rate of 1.53%.

The Company has used loans in accordance with the loan agreement previously signed with China Development Bank on 7 August 2020.  As of 31 December 2022, the Company has used 100,000 EUR and 52,876 EUR loan on 26 April 2022 and 24 June 2022, respectively, with interest rate of 6M Euribor+2.29% for the EUR and 40,000 CNY on 29 September 2022 and 29 November 2022 with interest rate of 5.15%.

Within the scope of buy-back decisions on 27 July 2016, 30 January 2017 and 24 March 2020, the Company purchased its debt securities issued with a total nominal value of 37,239 USD as at 31 December 2022.

Under CMB approval taken by The Company on 3 November 2022 for issuance of debt securities to 1,000,000 TL, the Company has issued debt securities on 23 November 2022 amounting 500,000 TL with the maturity of 17 May 2023. The remained limit is 500,000 TL from 1,000,000 TL specified total limit.

Translated into English from the report originally issued in Turkish

106

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

36	BORROWINGS (cont’d)

On 29 September 2022, CMB approval has been taken by Turkcell Ödeme on issuance of management agreement-based lease certificates in accordance with capital markets legislation in the domestic market, in Turkish Lira terms, at an amount of up to 1,000,000 TL on various dates and at various amounts without public offering, as private placement and/or to be sold to institutional investors within one year.  On 26 October 2022, after CMB approval lease certificates amount of up to 1,000,000 TL. The Company has issued lease certificates amounting 150,000 TL with the maturity of 1 February 2023.

On 25 August 2022, CMB approval has been taken by Superonline on issuance of management aggrement-based lease certificates up to 1,000,000 TL, the Company has issued lease certificates on 13 September 2022 amounting 200,000 TL with the maturity of 12 December 2022 after this issuance on 13 December 2022 The Company has issued a new lease certificates amounting 200,000 TL with the maturity of 15 March 2023. Additionally, on 5 January 2023, the Company has issued management agreement based lease certificates amounting 150,000 TL with the maturity of 5 July 2023 after on 3 February 2023 the Company has issued management agreement baseda new lease certificates amounting 150,000 TL and the remained limit is 700,000 TL specified total limit 1,000,000 TL.

On 30 December 2021 CMB approval has been taken by Turkcell Finansman for issuance of debt securities up to 500,000 TL, the Company has issued debt securities on 10 June 2022 A.S amounting 200,000 TL with the maturity of 9 September 2022. On 9 September 2022 the Company has issued another debt securities amounting 250,000 TL with the maturity of 5 December 2022. On 29 September 2022, CMB approval has been taken by Turkcell Finansman with the same conditions at an amount of up to 1,000,000 TL. The new application was made to the CMB on 2 December 2022 accordingly. Within the scope of this issuance ceiling, on 6 December 2022, a nominal amount of  250,000 TL coupon debt securities with the maturity of 7 March 2023. The remained limit is 750,000 TL from specified total limit 1,000,000 TL.

Translated into English from the report originally issued in Turkish

107

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

36	BORROWINGS (cont’d)

The details of loans as at 31 December 2022 and 2021 are as follows:

			31 December 2022			31 December 2021
		Interest rate type	Payment period		TL	Payment period		TL
	Currency			Nominal interest rate			Nominal interest rate
Unsecured bank borrowings	EUR	Floating	2023-2028	Euribor+2.0%-Euribor+2.3%	13,673,783	2022-2028	Euribor+1.9%-Euribor+2.3%	9,188,487
Unsecured bank borrowings	TL	Fixed	2023	12.4%-38.0%	7,782,214	2022	14.8%-29.0%	3,044,848
Unsecured bank borrowings	USD	Floating	2023-2026	Libor+1.7%-Libor 2.2%	3,982,309	2022-2028	Libor+2.1%-Libor+2.2%	3,639,052
Unsecured bank borrowings	RMB	Fixed	2023-2028	3.7%-5.5%	1,485,067	2022-2028	4.9%-5.2%	930,395
Unsecured bank borrowings	UAH	Fixed	2023-2024	10.0%-21.0%	1,429,174	2022-2024	8.0%-10.9%	1,712,723
Unsecured bank borrowings	EUR	Fixed	-	-	-	2022	1.7%	362,593
Unsecured bank borrowings	USD	Fixed	2023-2026	2.6%	171,784	2022-2030	3.8%	1,072,858
Secured bank borrowings	USD	Fixed	2023-2032	1.5%-3.8%	2,119,044	2022-2026	2.6%	152,667
Secured bank borrowings	USD	Floating	2023-2028	Libor+0.6% - Libor+1.6%	652,831	2022-2026	Libor+1.6% - Libor+1.9%	360,212
Secured bank borrowings	UAH	Fixed	2023	16.4%-19.5%	364,993	-	-	-
Issued debt instruments	USD	Fixed	2023-2028	5.8%	18,013,208	2022-2028	5.8%	13,306,495
Issued debt instruments	TL	Fixed	2023	20.3%-25.5%	1,124,712	2022	16.3%	101,938
Lease obligations	TL	Fixed	2023-2048	9.8%-45.0%	1,207,596	2022-2048	9.8%-45.0%	1,262,449
Lease obligations	UAH	Fixed	2023-2071	7.6%-47.7%	1,148,563	2022-2069	7.6%-25.7%	1,074,000
Lease obligations	EUR	Fixed	2023-2034	1.0%-10.3%	309,670	2022-2034	1.0%-10.0%	303,265
Lease obligations	BYN	Fixed	2023-2037	11.5%-20.0%	309,259	2022-2028	11.5%-15.8%	185,618
Lease obligations	USD	Fixed	2023-2052	3.9%-11.5%	80,143	2022-2028	3.9%-10.9%	80,533
					53,854,350			36,778,133

Translated into English from the report originally issued in Turkish

108

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

37	RELATED PARTY DISCLOSURES

Transactions with related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 31 December 2022 and 2021. The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

The benefits paid and provided to key management personnel as of 31 December 2022 and 2021 are as follows:

	31 December 2022	31 December 2021
Short-term benefits	159,278	89,692
Long-term benefits	1,610	1,091
Employee termination benefits	798	182
	161,686	90,965

Transactions with other related parties

Material transactions with related parties as of 31 December 2022 and 2021 are as follows:

Revenues:	31 December 2022	31 December 2021

Türk Telekom Mobil İletişim Hizmetleri A.Ş (“TT Mobil”) (*)	607,952	-
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)(*)	138,393	201,611
Türk Hava Yolları A.Ş. (“THY”) (*)	152,282	73,767
Ziraat Bankası A.Ş. (“Ziraat Bankası”) (*)	61,379	47,944
Güneş Express Havacılık A.Ş. (“Sun Express”) (*)	57,457	16,607
Türk Telekomünikasyon A.Ş (“TT”)(*)	50,896	-
Türksat Uydu Haberleşme Kablo TV ve İşletme A.Ş.(“Türksat”)(*)	45,760	39,732
TOGG	46,759	5,407
TVF İFM Gayrimenkul İnşaat ve Yönetim A.Ş. (*)	43,072	1,454
Türkiye Vakıflar Bankası TAO (“Vakıfbank”)(*)	26,826	14,633
Türkiye Halk Bankası AŞ (“Halkbank”) (*)	14,773	8,225
Türkiye Hayat ve Emeklilik A.Ş.(*)	13,080	10,479
Ziraat Katılım Bankası A.Ş. (“Ziraat Katılım”)(*)	8,091	3,238
BIST (*)	4,221	11,724
Sofra	1,479	1,006
Other	19,275	16,145
	1,291,695	451,972

Translated into English from the report originally issued in Turkish

109

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

37	RELATED PARTIES (cont’d)

Transactions with other related parties (cont’d)

Expenses:	31 December 2022	31 December 2021

EPİAŞ (*)	1,515,182	864,464
Türk Telekomünikasyon A.Ş (*)	666,547	-
TT Mobil (*)	568,676	-
İstanbul Takas ve Saklama Bankası A.Ş. ("Takasbank") (*)	79.862	50
Türksat (*)	73,204	57,521
Sofra	41,399	28,918
Boru Hatları İle Petrol Taşıma A.Ş. (“BOTAŞ”) (*)	34,278	19,290
PTT (*)	21,391	14,340
Other	54,173	15,603
	3,054,712	1,000,186

(*) Related parties which TVF and the entities over which TVF has control directly or joint control or significant influence.

TVF becomes the largest shareholder of Türk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Türk Telekom has been reported as related party as of 31 March 2022. Transactions between the Group and Türk Telekom are related with telecommunication services.

Financial instruments

Financial instruments with related parties as of 31 December 2022 and 31 December 2021 are as follows:

	31 December 2022	31 December 2021
Time deposits	14,178,529	7,720,468
Demand deposits	234,117	154,291
Currency protected time deposit (*)	1,359,651	-
Receivables from reverse repo	3,704,160	-
Bank loans	(2,791,256)	(762,613)
Debt securities issued	(357,497)	(101,938)
Lease liabilities	(125,381)	(97,336)
Impairment loss provision	(20,974)	(5,001)
	16,181,349	6,907,871

(*) The Group has converted its currency deposit account in Vakıfbank amounting to 15,000 USD and 50,000 EUR into currency protected TL time deposit accounts.

As of 31 December 2022, the amount of letters of guarantee given to the related parties is 133,277 TL
(31 December 2021: 97,135 TL).

Translated into English from the report originally issued in Turkish

110

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

37	RELATED PARTIES (cont’d)

Financial instruments (cont’d)

Details of the time deposits at related parties as of 31 December 2022 and 31 December 2021 are as follows:

	31 December 2022	31 December 2021
Ziraat Bankası	2,003,561	2,681,804
Vakıfbank	5,748,392	2,205,630
Halkbank	5,140,582	2,432,802
Ziraat Katılım Bankası A.Ş. ("Ziraat Katılım")	1,285,994	400,168
Other	-	64
	14,178,529	7,720,468

Details of time deposits as of 31 December 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 December 2022
187,624	USD	3.0%	January 2023	3,510,080
395,430	EUR	2.7%	January 2023	7,888,259
2,774,821	TL	23.9%	January 2023	2,778,946
55	GBP	0.1%	January 2023	1,244
				14,178,529

Details of the receivables from reverse repo at related parties as of 31 December 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 December 2022
120,025	EUR	2.8%	January 2023	2,394,311
70,000	USD	3.0%	January 2023	1,309,849
				3,704,160

Details of the bank borrowings at related parties as of 31 December 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 December 2022
1,802,550	TL	13.5% - 19.0%	January 2023 – October 2023	1,934,918
536,714	TL	13.4% - 24.0%	February 2023 – December 2023	537,478
89,997	RMB	3.7%	February 2023	241,247
35,000	TL	14.8%	August 2023	36,818
39,900	TL	16.4%	May 2023	40,795
				2,791,256

Translated into English from the report originally issued in Turkish

111

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

37	RELATED PARTIES (cont’d)

Financial instruments (cont’d)

Details of the debt securities at related parties as of 31 December 2022 are as follows:

Principal Amount	Currency	Effective Interest Rate	Maturity	31 December 2022
200,000	TL	20.8%	March 2023	202,005
150,000	TL	20.3%	February 2023	155,492
				357,497

Details of the lease liabilities at related parties as of 31 December 2022 are as follows:

Currency	Effective Interest Rate	Maturity	31 December 2022
EUR	0.2% - 5.1%	2022 - 2024	74,012
TL	11.7% - 44.5%	2022 - 2036	51,369
			125,381

Interest income from related parties:	31 December 2022	31 December 2021
Vakıfbank	434,446	97,296
Ziraat Bankası	192,964	88,334
Halkbank	174,477	150,389
Ziraat Katılım	33,850	321
Other	46	1,934
	835,783	338,274

Interest expense from related parties:	31 December 2022	31 December 2021
Vakıfbank	284,524	17,889
Ziraat Bankası	60,612	4,831
Halk Varlık Kiralama A.Ş. ("Halk Varlık Kiralama")	54,188	3,644
Halk Bankası	2,288	-
Ziraat Katılım	528	31
Other	551	97
	402,691	26,492

Revenue from related parties are generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPİAŞ are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAŞ are related to infrastructure services; transactions between the Group and Halkbank, Halk Varlık Kiralama A.Ş., Ziraat Bankası, Ziraat Yatırım and Vakıfbank are related to banking services; transactions between the Group and Türksat are related to telecommunication services and transactions between the Group and Borsa İstanbul (BIST) are related to stock market services. Receivables from related parties are not collateralized.

Translated into English from the report originally issued in Turkish

112

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS

Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

31 December 2022	Receivables				Other assets (**)	Deposits at banks	Derivative instruments	Receivables from financial services	Financial investments	Assets arising from customer contracts
	Trade Receivables		Other Receivables
	Related party	Non-related party	Related party	Non-related party (*)
As of reporting date amount of maximum credit risk ( A+B+C+D+E)	76,449	6,963,821	-	381,645	39,622	25,960,315	2,032,416	3,561,926	6,893,019	1,955,996
-Amount of maximum risk which is secured by guarantee etc.	-	442,520	-	-	-	-	-	71,868	-	-
A. Carrying amount of financial assets which is undue or not impaired	58,229	5,378,907	-	331,217	13,635	25,960,315	2,032,416	3,304,886	6,893,019	1,955,996
B. Carrying amount of financial assets whose conditions have been renegotiated otherwise would be deemed to be overdue or impaired	-	-	-	-	207	-	-	-	-	-
C. Carrying amount of assets which is overdue but not impaired	-	-	-	-	-	-	-	-	-	-
-Amount which is secured by guarantee etc.	-	-	-	-	-	-	-	-	-	-
D. Carrying amounts of assets which is impaired	18,220	1,584,914	-	50,428	25,780	-	-	257,040	-	-
-Overdue (gross book value)	18,257	2,114,490	-	50,548	26,137	-	-	326,924	-	-
-Impairment (-)	(37)	(529,576)	-	(120)	(357)	-	-	(69,884)	-	-
-Undue (gross book value)	-	91,012	-	-	701	28,853	-	20,033	11,378	7,346
- Impairment (-)	-	(91,012)	-	-	(701)	(28,853)	-	(20,033)	(11,378)	(7,346)
E. Items containing off-statement of financial position loans	-	-	-	-	-	-	-	-	-	-

(*) Receivables from Evrensel Projects, VAT receivable and receivables from public administration are not included in other receivables.

(**) Current and non-current deferred VAT are not included in other assets.

Translated into English from the report originally issued in Turkish

113

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

31 December 2021	Receivables				Other assets (**)	Deposits at banks	Derivative instruments	Receivables from financial services	Financial investments	Assets arising from customer contracts
	Trade Receivables		Other Receivables
	Related party	Non-related party	Related party	Non-related party (*)
As of reporting date amount of maximum credit risk ( A+B+C+D+E)	175,170	4,413,296	-	175,231	19,828	18,628,481	2,131,070	2,152,185	1,431,975	1,247,741
-Amount of maximum risk which is secured by guarantee etc.	-	240,592	-	-	-	-	-	-	-	-
A. Carrying amount of financial assets which is undue or not impaired	171,725	3,188,320	-	139,638	14,142	18,628,481	2,131,070	1,865,754	1,431,975	1,247,741
B. Carrying amount of financial assets whose conditions have been renegotiated otherwise would be deemed to be overdue or impaired	-	2-	-	-	-	-	-	-	-	-
C. Carrying amount of assets which is overdue but not impaired	-	-	-	-	-	-	-	-	-	-
-Amount which is secured by guarantee etc.	-	-	-	-	-	-	-	-	-	-
D. Carrying amounts of assets which is impaired	3,445	1,224,976	-	35,593	5,686	-	-	286,431	-	-
-Overdue (gross book value)	3,493	1,785,005	-	35,664	6,004	-	-	366,231	-	-
-Impairment (-)	(48)	(560,029)	-	(71)	(318)	-	-	(79,800)	-	-
-Undue (gross book value)	-	64,186	-	-	636	12,346	-	12,294	16	6,241
- Impairment (-)	-	(64,186)	-	-	(636)	(12,346)	-	(12,294)	(16)	(6,241)
E. Items containing off-statement of financial position loans	-	-	-	-	-	-	-	-	-	-

(*) Receivables from Evrensel Projects, VAT receivable and receivables from public administration are not included in other receivables.

(**) Current and non-current deferred VAT are not included in other assets.

Translated into English from the report originally issued in Turkish

114

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

As 31 December 2022 and 2021 expected credit loss from finance sector receivables is as follows:

31 December 2022	Not due	Overdue 0-1 months	Overdue 1-3 months	Overdue more than 3 months	Total

Balance at year end	3,324,918	180,530	31,964	114,431	3,651,843
Expected credit loss	20,033	1,802	366	67,716	89,917

31 December 2021	Not due	Overdue 0-1 months	Overdue 1-3 months	Overdue more than 3 months	Total

Balance at year end	1,878,048	232,589	20,374	113,268	2,244,279
Expected credit loss	12,294	2,163	296	77,341	92,094

Translated into English from the report originally issued in Turkish

115

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Liquidity Risk

The table below shows the maturity of the Group’s financial liabilities. Tables are prepared without discounting the financial liabilities and on the basis of the earliest due dates. Tables include principal and interest payments. When interest rates are variable, the undiscounted amount is calculated using interest curves at the end of the reporting period. The maturity is determined on the basis of the earliest date the Group has to pay.

31 December 2022
Contractual maturities	Carrying amount	Total contractual cash flows (=I+II+III+IV)	Less than 3 Months (I)	3 months-12 months (II)	1-5 year (III)	More than 5 year (IV)
Non-derivative financial liabilities
Bank loans	31,661,199	(34,847,008)	(4,331,420)	(10,301,938)	(17,548,078)	(2,665,572)
Issued debt instruments	19,137,920	(23,654,946)	(633,264)	(1,600,863)	(11,915,987)	(9,504,832)
Lease obligations	3,055,231	(5,186,425)	(457,869)	(897,980)	(2,376,995)	(1,453,581)
Payables to related parties	241,310	(334,850)	(334,850)	-	-	-
Consideration payable in relation to acquisition of BeST & Boyut	666,613	(1,879,158)	-	-	(118,086)	(1,761,072)
Trade payables (*)	6,932,732	(7,233,483)	(6,336,361)	(752,927)	-	(144,195)
Derivative instruments	-	-	-	-	-	-
Participating Cross Currency Swap and FX swap contracts	150,923	349,200	(598)	131,178	218,966	(346)

31 December 2021
Contractual maturities	Carrying amount	Total contractual cash flows (=I+II+III+IV)	Less than 3 Months (I)	3 months-12 months (II)	1-5 year (III)	More than 5 year (IV)
Non-derivative financial liabilities
Bank loans	20,463,835	(22,166,206)	(4,029,860)	(3,234,724)	(13,401,987)	(1,499,635)
Issued debt instruments	13,408,433	(17,479,087)	(104,734)	(769,750)	(9,360,291)	(7,244,312)
Lease obligations	2,905,865	(4,593,322)	(371,643)	(890,649)	(1,998,722)	(1,332,308)
Payables to related parties	65,156	(87,294)	(87,294)	-	-	-
Consideration payable in relation to acquisition of BeST & Boyut	761,536	(1,339,566)	-	-	(79,975)	(1,259,591)
Trade payables (*)	4,615,606	(4,812,238)	(4,678,734)	(133,504)	-	-
Derivative instruments	-	-	-	-	-	-
Participating Cross Currency Swap and FX swap contracts	71,325	159,206	-	40,113	119,093	-

(*) Accruals are not included in trade payables.

Translated into English from the report originally issued in Turkish

116

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Foreign currency risk

Foreign currency risk is the risk arising from the change in the value of any financial instrument depending on the change in the exchange rate. The main foreign currencies are USD, EUR and RMB that consist of the main risk for the Company. As of 31 December 2022, the Group’s exposure to foreign exchange risk, based on notional amounts, is presented at below table.

	31 December 2022				31 December 2021
	TL Equivalent	USD	EUR	RMB	TL Equivalent	USD	EUR	RMB
1. Trade receivables	929,167	25,196	22,977	-	500,290	14,729	20,148	-
2a. Monetary financial assets (Cash and banks accounts included)	24,436,263	561,089	673,375	194,430	14,521,460	899,928	157,563	71,600
2b. Non-monetary financial assets	-	-	-	-	-	-	-	-
3. Other	425,579	14,580	6,455	9,057	256,069	10,297	5,931	14,079
4. Current assets (1+2+3)	25,791,009	600,865	702,807	203,487	15,277,819	924,954	183,642	85,679
5. Trade receivables	-	-	-	-	-	-	-	-
6a. Monetary financial assets	-	-	-	-	-	-	-	-
6b. Non-monetary financial assets	-	-	-	-	-	-	-	-
7. Other	1,509	69	11	-	2,672	188	11	-
8. Non-current assets (5+6+7)	1,509	69	11	-	2,672	188	11	-
9. Total assets (4+8)	25,792,518	600,934	702,818	203,487	15,280,491	925,142	183,653	85,679
10. Trade payables	3,385,575	109,401	17,514	369,627	2,301,844	96,236	17,315	363,670
11. Financial liabilities	6,887,925	151,703	183,151	149,310	5,337,362	147,906	208,961	102,395
12a. Other monetary liabilities	119,351	886	5,156	-	144,741	953	8,752	-
12a. Other non-monetary liabilities	-	-	-	-	-	-	-	-
13. Short-term liabilities (10+11+12)	10,392,851	261,990	205,821	518,937	7,783,947	245,095	235,028	466,065
14. Trade payables	-	-	-	-	-	-	-	-
15. Financial liabilities	34,794,204	1,186,324	578,239	404,695	25,230,031	1,248,441	521,821	344,052
16a. Other monetary liabilities	663,341	35,476	-	-	758,260	56,888	-	-
16b. Other non-monetary liabilities	-	-	-	-	-	-	-	-
17. Long-term liabilities (14+15+16)	35,457,545	1,221,800	578,239	404,695	25,988,291	1,305,329	521,821	344,052
18. Total liabilities (13+17)	45,850,396	1,483,790	784,060	923,632	33,772,238	1,550,424	756,849	810,117
19. Net asset/(liability) position of off balance sheet derivative (19a-19b)	10,796,866	915,570	355,150	282,453	10,986,492	761,825	32,022	167,476
19a. Derivative assets	18,412,995	915,570	26,900	282,453	10,986,492	761,825	32,022	167,476
19b. Derivative liabilities	7,616,129	-	382,050	-	-	-	-	-
20. Loans defined as hedging instruments (*)	6,287,293	13,763	302,482	-	4,174,307	16,987	261,680	-
21. Net foreign currency asset/(liability) position (9-18+19+20)	2,973,719	46,477	133,910	437,692	3,330,948	153,530	279,494	556,962
22. Net asset/(liability) position of foreign currency monetary items	2,973,719	46,477	133,910	437,692	3,330,948	153,530	279,494	556,962

(*) Turkcell, the parent company of the Group, utilized a loan amounting to 290,008 EUR as a hedging instrument in order to hedge its net investment in subsidiary operating abroad from the foreign exchange risk arising from the translation into Turkish Lira. Foreign exchange gain/loss of this loan is reccognized amoung “net investment hedge gains/losses on a foreign operation” under equity to be deducted from the foreing exchange differences arising from the translation of the net investments in subsidiary operating abroad.

Translated into English from the report originally issued in Turkish

117

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Sensitivity analysis

10% strengthening/weakening of TL, UAH, BYN and EUR against the following currencies at 31 December 2022 and 2021 would have increased/(decreased) profit or loss before taxation by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

Exchange Rate Sensitivity Analysis Table
31 December 2022
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	86,904	(86,904)	-	-
2- Hedged portion of USD risk (-)	-	-	(25,335)	25,335
3- USD net effect (1+2)	86,904	(86,904)	(25,335)	25,335

4- EUR net asset/liability	(266,948)	266,948	-	-
5- Hedged portion of EUR risk (-)	-	-	(25,720)	25,720
6- EUR net effect (4+5)	(266,948)	266,948	(25,720)	25,720

7- RMB net asset/liability	(117,328)	117,328	-	-
8- Hedged portion of RMB risk (-)	-	-	1,600	(1,600)
9- RMB net effect (4+5)	(117,328)	117,328	1,600	(1,600)
TOTAL (3+6+9)	(297,372)	297,372	(49,455)	49,455

Exchange Rate Sensitivity Analysis Table
31 December 2021
	Profit/(Loss)		Equity
	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency

1- USD net asset/liability	191,136	(191,136)	-	-
2- Hedged portion of USD risk (-)	-	-	(17,218)	20,995
3- USD net effect (1+2)	191,136	(191,136)	(17,218)	20,995

4- EUR net asset/liability	(421,664)	421,664	-	-
5- Hedged portion of EUR risk (-)	-	-	(24,020)	24,020
6- EUR net effect (4+5)	(421,664)	421,664	(24,020)	24,020

7- RMB net asset/liability	(116,071)	116,071	-	-
8- Hedged portion of RMB risk (-)	-	-	1,960	(1,960)
9-RMB net effect (4+5)	(116,071)	116,071	1,960	(1,960)
TOTAL (3+6+9)	(346,599)	346,599	(39,278)	43,055

Translated into English from the report originally issued in Turkish

118

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Sensitivity analysis (cont’d)

Cash flow sensitivity analysis for variable interest instruments:

As of 31 December 2022 and 2021, if the interest rates increase or decrease by 1 point, the equity and statement of profit or loss will be affected as follows. When analyzing, it is assumed that all other variables, in particular exchange rates, remain constant.

If the interest rate in Turkish Lira currency had been 1 basis point higher/lower on 31 December 2022, and all other variables had remained constant, the profit before tax and non-controlling interests would have been 315,213 TL lower/higher (31 December 2021: 103,782 TL). The change in interest rate would not have a direct impact on equity, without affecting the profit/loss.

Interest Position
	31 December 2022	31 December 2021
1 point increase in interest rates
Financial Assets	-	-
Financial Liabilities	(315,213)	(103,782)
1 point decrease in interest rates
Financial Assets	-	-
Financial Liabilities	315,213	103,782

After the financial crisis, the reform and replacement of benchmark interest rates such as USD LIBOR and other Interbank Offer Rates (IBORs) offered by other banks have become a priority for global regulators. Workings are ongoing for these changes. The Group's direct exposure to interest rate reform is its variable rate debt of 236,361 USD. After Phase 2 was published in August 2020, the Group has structured cross-currency and interest rate swap transactions to mitigate the variability of cash flows in the debt due to changes in the 6-month USD LIBOR, which is the current benchmark interest rate and has hedged this debt. The total nominal amount of these instruments in derivative products is 294,075 USD and the portion for hedging purposes is 194,837 USD.

The management has formed a committee to oversee the Group's USD LIBOR transition plan. This transition project will include changes in relevant tax and accounting practices as well as in systems, processes, risk, and valuation models. The Group anticipates that the biggest changes will be on the terms of contracts used to update variable rate debt, intercompany swap contracts, and hedging transactions that reference to USD LIBOR.

In calculating the fair value changes attributable to the Group's hedging reserve for its variable rate debt, the Group has made the following assumptions that reflect its current expectations:

•	Given the Group's 'Probable' requirements, it has assumed that the IBOR reform will not result in any changes to the USD LIBOR interest rate on which its financial hedging debt is based.
•	In assessing whether the risk management transaction will be effective going forward, the Group has assumed that there will be no changes resulting from the IBOR reform to the USD LIBOR interest rate on which the cash flows of the financial hedging debt are based and the swap interest rate on which the financial risk management transactions are based.
•	The Group has not retrospectively changed the risk management fund for the period expected to be affected by the reform.

Translated into English from the report originally issued in Turkish

119

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Fair value estimation:

Level classification of financial assets and liabilities carried at fair value:

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined Level 1, Level 2 and Level 3 as follows:

•	The information at Level 1 consists of unadjusted market prices obtained by an entity on the measurement date for identical assets or liabilities traded in active markets.
•	Level 2 information is observable information for an asset or liability, other than the exchange price specified in the first level, either directly or indirectly.
•	Level 3 information is information that does not rely on observable market data for determining the fair value of an asset or liability.

Methods and assumptions used to determine the fair value of derivative transactions are disclosed in Note 35.

Effects of valuation inputs to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in Level 3 fair value measurement of contingent consideration.

	Fair value at			Inputs		Relationship of unobservable inputs to fair value
	31 December 2022	31 December 2021	Unobservable Inputs	31 December 2022	31 December 2021	2022	2021

Contingent consideration	-	758,261	Risk-adjusted discount rate	-	6.8%-8.0%	-	An increase/decrease in the discount rate by 1 p would change FV by (51,092) TL and 55,485 TL, respectively.

			Expected settlement date	-	in instalments between 2026-2031	-	If expected settlement date extended/shortened by 1-year, FV would change by (53,167) TL and 57,145 TL, respectively.

Changes in the consideration payable in relation to acquisition of BeST:

	31 December 2022	31 December 2021
Opening balance	758,261	475,879
Total gain and loss:
Statement of profit or loss	(758,261)	282,382
Closing balance	-	758,261

(*) Note 25 for details.

Translated into English from the report originally issued in Turkish

120

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

38	NATURE AND LEVEL OF RISKS ARISING FROM FINANCIAL INSTRUMENTS (cont’d)

Valuation inputs and relationships to fair value (cont’d)

It is assumed that the carrying values and fair values of financial assets and liabilities held to maturity converge to each other.

Fair value of cash and cash equivalents and debt securities issued are classified as Level 1 and fair value of other financial assets and liabilities are classified as Level 2.

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature, Fair values of financial assets are presented in Note 34.

Financial liabilities:

As of 31 December 2022 and 2021; for the majority of the borrowings, the fair values are not materially different from their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	31 December 2022		31 December 2021
	Carrying amount	Fair Value	Carrying amount	Fair Value
Bank loans	22,900,345	21,453,658	16,696,250	16,622,479
Debt securities	18,013,208	16,573,025	13,306,495	13,233,743

39	SUPPLEMANTARY CASH FLOW INFORMATION

Reconciliation of financial liabilities:

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2022	(13,408,433)	(20,463,835)	(2,905,865)	(36,778,133)	2,059,745	(34,718,388)
Cash inflows	(2,327,594)	(27,656,215)	-	(29,983,809)	3,102,658	(26,881,151)
Cash outflows	2,856,875	24,529,166	2,243,432	29,629,473	(2,740,022)	26,889,451
Other non-cash movements	(6,258,768)	(8,070,315)	(2,392,798)	(16,721,881)	(540,888)	(17,262,769)
Balance at 31 December 2022	(19,137,920)	(31,661,199)	(3,055,231)	(53,854,350)	1,881,493	(51,972,857)

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Assets, net	Total
Balance at 1 January 2021	(7,362,554)	(12,124,982)	(2,098,886)	(21,586,422)	798,326	(20,788,096)
Cash inflows	(192,157)	(13,033,337)	-	(13,225,494)	1,403,609	(11,821,885)
Cash outflows	645,926	12,984,771	1,649,046	15,279,743	(1,718,061)	13,561,682
Acquisition through business combination	-	(151,892)	-	(151,892)	-	(151,892)
Other non-cash movements	(6,499,648)	(8,138,395)	(2,456,025)	(17,094,068)	1,575,871	(15,518,197)
Balance at 31 December 2021	(13,408,433)	(20,463,835)	(2,905,865)	(36,778,133)	2,059,745	(34,718,388)

Translated into English from the report originally issued in Turkish

121

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED

31 DECEMBER 2022

(All amounts are expressed in thousand of Turkish Lira unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

40	FEES FOR SERVICES RECEIVED FROM INDEPENDENT AUDIT FIRM

The Group's explanation regarding the fees for the services received from the independent audit firms, which is based on the letter of POA dated 19 August 2021, the preparation principles of which are based on the Board Decision published in the Official Gazette on 30 March 2021, are as follows:

	31 December 2022	31 December 2021
Audit fee for the reporting period (*)	18,989	10,009
Fee for other assurance services	21	77
	19,010	10,086

(*) Compensations of foreign currency-denominated subsidiaries abroad have been converted to TL using the annual average exchange rates of the relevant years.

41	OTHER MATTERS MATERIALITY AFFECTING THE CONSOLIDATED FINANCIAL STATEMENTS

None.

42	SUBSEQUENT EVENTS

The 7.7 and 7.6 magnitude earthquakes centered in Kahramanmaraş, which occurred in our country on 6 February 2023, effected eleven provinces and caused significant loss of life and property. The process of evaluating the effects of earthquakes on the Group's activities and consolidated financial statements is in progress.

In accordance with the option provided by the Capital Markets Board's decision dated 9 February 2023, due to the earthquake disaster on 6 February 2023, epicenter of which was Kahramanmaraş, that caused a devastation and loss of lives, Board of Directors of Turkcell has resolved to make in-kind and/or cash donation and provide all the appropriate benefits and aid up to 3,5 billion TL to the earthquake victims directly and/or through the Ministry of Interior Disaster and Emergency Management Presidency ("AFAD"), the Turkish Red Crescent ("Kızılay") and/or other institutions and organizations announced by mentioned agencies.

Turkcell Dijital Teknolojileri Ltd. was established which Lifecell Digital owns 99.9998% that the Group owns 100% directly, and Kıbrıs Telekom owns 0.0002%. The company, established to operate electronic payment services in KKTC, has a capital of 500 TL. The registration and announcement of the establishment were completed on 26 January 2023.

Within the scope of our Board of Directors' share buy-back decisions on 27 July 2016 and the following dates, the Company purchased a total of 1,000,000 shares at a price range of 33.46 – 34.00 TL with an average of 33.88 TL totaling 33,884 TL on 17 February 2023.

On 1 February 2023, Turkcell Ödeme has issued a new lease certificate amounting up to 150,000 TL with the maturity of 3 May 2023 within the scope of 1,000,000 TL issuance ceiling approved by the CMB to be sold to institutional investors in domestic market without public offering.

On 6 March 2023, Turkcell Finansman has issued a new coupon bond amounting up to 250,000 TL with the maturity of 5 September 2023 within the scope of 1,000,000 TL issuance ceiling approved by the CMB to be sold to institutional investors in domestic market without public offering.

Translated into English from the report originally issued in Turkish

122

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 9, 2023	By:	/s/ Ali Serdar Yagci
Name: Ali Serdar Yagci Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 9, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (acting)

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 9, 2023	By:	/s/ Esat Utku Karatay
Name: Esat Utku Karatay Title: Turkcell Group Reporting & Subsidiaries Management Director